                                                  Filed Pursuant to Rule 424(b)3
                                                      Registration No. 333-49932

 [Align Technology, Inc. Logo]

--------------------------------------------------------------------------------
 10,000,000 Shares
 Common Stock
--------------------------------------------------------------------------------

 This is the initial public offering of Align Technology, Inc. We are offering 10,000,000 shares of our common stock. Our common stock will be traded on the Nasdaq National Market under the symbol "ALGN."

 Investing in our common stock involves risk. See "Risk Factors" beginning on page 5.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                                       Per Share Total
 Public offering price                                 $13.00    $130,000,000
 Underwriting discounts and commissions                $0.91     $9,100,000
 Proceeds, before expenses, to Align Technology, Inc.  $12.09    $120,900,000

 We have granted the underwriters the right to purchase up to 1,500,000 additional shares of common stock to cover over-allotments.

 Deutsche Banc Alex. Brown

                  Bear, Stearns & Co. Inc.

                                    JP Morgan

                                                             Robertson Stephens

 The date of this prospectus is January 25, 2001

                            Description of artwork

Inside front cover page:

Middle top: "Align Technology, Inc. Presents Invisalign, A New Way To Straighten Teeth Without Braces"

Middle center: Invisalign mark

Middle center: Align logo

Middle bottom: Graphic of hand holding Aligner between thumb and forefinger.

Inside foldout:

Center of Page: Close-up of smiling woman wearing an Aligner--surrounded by various smaller graphics and captions as listed below.

Moving from top center left clockwise: Graphic: two smiling faces, facing each other displaying teeth. One of the smiles is wearing braces, the other is wearing an Aligner. Caption: "Both of these people are straightening their teeth."

Top right corner: Graphic: three pictures of smiling people. Caption: "Which of these people is wearing Invisalign They all are."

Right of page: Graphic: three pairs of before and after pictures with numbers 1, 2, 3. Caption: "Invisalign Aligners effectively straighten teeth more gently and comfortably than braces."

Bottom right corner: Align logo and Invisalign mark

Bottom center: Graphic: three pictures of a woman placing an Aligner on her teeth. Caption: "Invisalign Aligners are removable and nearly invisible."

Bottom left: Graphic: hand holding an Aligner between thumb and forefinger.
Caption: "A series of clear, removable Invisalign Aligners is custom manufactured to match each stage of treatment."

Left center of page: Graphic: computer graphic of human dentition. Caption:
"Our proprietary software, ClinCheck, lets orthodontists visualize their treatment plans by projecting how the teeth will move over time."

Left center of page: Graphic: impression of human dentition. Caption: "The impression is scanned into our 3-D graphics computers."

Left top of page: Graphic: impression of human dentition. Caption: "Treatment begins when the orthodontist makes an impression."

                               PROSPECTUS SUMMARY

   This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision.

                                  Our Company

   We design, manufacture and market the Invisalign System, a proprietary new method for treating malocclusion, or the misalignment of teeth. The System corrects malocclusion using a series of clear, removable appliances that gently move teeth to a desired final position. Because it does not rely on the use of metal or ceramic brackets and wires, the System significantly reduces the aesthetic and other limitations associated with braces. The Invisalign System also offers orthodontists a new means of carrying out their diagnosis and treatment planning processes. We believe the Invisalign System has the potential to transform the traditional practice of orthodontics by appealing to people who would not otherwise seek treatment.

   In the U.S. alone, over 200 million individuals have some form of malocclusion. Each year, less than one percent of these individuals, or approximately two million Americans, enter orthodontic treatment, spending approximately $7 billion in the aggregate. We believe the Invisalign System is a compelling treatment alternative for most of the patients who would seek traditional orthodontic treatment. In addition, given the significant benefits of our System, we have the opportunity to expand the U.S. orthodontic market by addressing the needs of millions of individuals who would not otherwise seek treatment. Further, we believe the international opportunity is larger than the U.S. opportunity.

   We received FDA clearance to market the Invisalign System in 1998 and started commercial sales of the System in July 1999. Our 510(k) clearance from the FDA allows us to market the Invisalign System to treat patients with any type of malocclusion. We voluntarily restrict the use of the Invisalign System to adults and adolescents with mature dentition. Individuals with mature dentition have fully erupted second molars and substantially complete jaw growth. This group represents approximately 130 million people in the U.S. Currently, we do not treat children whose teeth and jaws are still developing, as the effectiveness of the Invisalign System relies on our ability to accurately predict the movement of teeth over the course of treatment. Based on our clinical studies to date, we recommend that orthodontists use the Invisalign System as a complete treatment for mild and moderate malocclusions and as a component of treatment for unusually severe malocclusions.

   As of November 2000, we had trained more than 5,300 orthodontists to use the Invisalign System, representing approximately 60% of all practicing U.S. and Canadian orthodontists. In addition, over 1,000 orthodontists have enrolled in our training program scheduled for January 2001. As of November 2000, over 2,000 of the orthodontists we have trained had submitted one or more cases to us. To date, approximately 9,200 patients have commenced treatment with the Invisalign System, including more than 1,700 patients in November 2000.

   Our objective is to establish the Invisalign System as the standard method for treating orthodontic malocclusion. Our sales and marketing efforts focus on educating both consumers and orthodontists on the significant benefits of the System. We continue to train orthodontists and work with them to increase the use of the Invisalign System within their practices. We recently initiated a national advertising campaign to create awareness of the Invisalign System as a treatment alternative and to stimulate demand for treatment with the System.

                             The Invisalign System

   The Invisalign System has two components: ClinCheck and Aligners. ClinCheck is an Internet-based application that allows orthodontists to simulate treatment in three dimensions by modeling two-week stages of tooth movement. Aligners are thin, clear plastic, removable dental appliances that correspond to each stage of the ClinCheck simulation. Each custom-fabricated Aligner is worn over the teeth for two weeks before being disposed of and replaced by the next Aligner, until the last Aligner in the series is worn and treatment is complete.

   The Invisalign System addresses many of the significant limitations of conventional braces. Braces call attention to the patient's condition and treatment and are often identified with adolescence. Braces are uncomfortable and at times painful. Braces trap food and make it more difficult to brush and floss.

   By contrast, Aligners are nearly invisible when worn. Aligners move teeth more gently than braces and are made of smooth polymer rather than sharp metal, making them substantially more comfortable and less abrasive. Patients can remove Aligners to eat, brush and floss, improving oral hygiene.

   The Invisalign System is straightforward for orthodontists to learn and to use, since the System relies on the same biomechanical principles that underlie traditional orthodontic treatment. Our initial certification training is generally completed in a one day workshop, and orthodontists can be equipped to submit cases immediately thereafter with minimal financial outlay.

   We believe our Invisalign System provides orthodontists with an opportunity to substantially increase the profitability of their practices. The Invisalign System allows orthodontists to broaden their patient base by offering a new, attractive treatment alternative to people who would not otherwise elect treatment. We believe that orthodontists using the System have generally been able to command a premium over the fees charged for conventional treatment. In addition, since our System eliminates many time-intensive activities associated with conventional treatment, orthodontists are able to reduce the time spent on each case and, accordingly, increase practice capacity.

   Depending on each orthodontist's pricing policy, the cost of the Invisalign System to the patient may be greater than for conventional braces. Orthodontists must incorporate our custom manufacturing cycle times into their overall treatment plan, as they generally receive a patient's Aligners a month or more after a case is submitted. In addition, because Aligners are removable, treatment using the Invisalign System depends on patients wearing their Aligners as recommended. Some patients may experience a temporary period of adjustment to wearing Aligners that may mildly affect speech.

   We were incorporated in Delaware on April 3, 1997. We are located at 851 Martin Avenue, Santa Clara, California 95050 and our telephone number is (408) 470-1000. Our website is located at www.invisalign.com. The information on our website is not incorporated into and is not intended to be a part of this prospectus.

                                  The Offering

 Common stock offered by Align Technology.... 10,000,000 shares

 Common stock to be outstanding after this
  offering................................... 45,616,402 shares

 Use of proceeds............................. Expansion of manufacturing capacity, advertising and other
                                              sales and marketing activities,
                                              research and development,
                                              working capital and general
                                              corporate purposes. See "Use of
                                              Proceeds."

 Nasdaq National Market symbol............... ALGN

   The number of shares of our common stock outstanding upon completion of this offering is based on shares outstanding as of November 30, 2000. This number assumes the conversion into common stock of all of our preferred stock outstanding on that date, including 1,437,380 shares of Series D preferred stock issued in October 2000, which converts into 1,462,998 shares of common stock, but does not include:

  . 2,126,184 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.73 per share;

  . 2,067,390 shares of common stock available for grant under our 1997 Equity Incentive Plan;

  . 8,000,000 shares of common stock to be reserved for issuance under our 2001 Stock Incentive Plan;

  . 1,500,000 shares of common stock to be reserved for issuance under our Employee Stock Purchase Plan; and

  . 645,834 shares of common stock issuable upon exercise of outstanding warrants to purchase preferred stock, or common stock upon the completion of this offering, at a weighted average exercise price of $1.94 per share.

                                ----------------

   Unless otherwise indicated, all information contained in this prospectus assumes:

  . a 2 for 1 split of the common stock to be completed prior to the effectiveness of the offering;

  . the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering, taking into account the Series D preferred stock antidilution conversion price adjustment for certain option grants through November 30, 2000. Unless otherwise indicated, this prospectus does not assume adjustment to the Series D conversion price which will result from options to be granted by us subsequent to that date. See "Certain Transactions--Preferred Stock Sales." The outstanding preferred stock is presented on an as-if-converted basis; and

  .  no exercise of the underwriters' over-allotment option.

                                ----------------

   ClinCheck(R) and Invisalign(R) are our registered trademarks. We have filed applications for several trademarks with the U.S. Patent and Trademark Office, including Invisalign System, the Invisalign System logo and the Align logo.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                Period from
                               April 3, 1997                      Nine Months
                                 (date of       Year Ended           Ended
                               inception) to   December 31,      September 30,
                               December 31,  -----------------  -----------------
                                   1997       1998      1999     1999      2000
                               ------------- -------  --------  -------  --------
Statement of Operations Data:
Revenue......................     $  --      $   --   $    411  $    77  $  3,465
Cost of revenue..............        --          --      1,754      357    11,542
                                  ------     -------  --------  -------  --------
Gross loss...................        --          --     (1,343)    (280)   (8,077)
                                  ------     -------  --------  -------  --------
Operating expenses:
 Sales and marketing.........        283         133     5,688    2,726    19,664
 General and administrative..        --        2,344     3,474    2,000    12,349
 Research and development....        405       1,474     4,200    3,068     5,904
                                  ------     -------  --------  -------  --------
  Total operating expenses...        688       3,951    13,362    7,794    37,917
                                  ------     -------  --------  -------  --------
Loss from operations.........       (688)     (3,951)  (14,705)  (8,074)  (45,994)
Interest and other income
 (expense), net..............         24         176      (710)    (499)   (7,317)
                                  ------     -------  --------  -------  --------
Net loss.....................       (664)     (3,775)  (15,415)  (8,573)  (53,311)
Dividend related to
 beneficial conversion
 feature of preferred stock..        --          --        --       --    (44,150)
                                  ------     -------  --------  -------  --------
Net loss available to common
 stockholders................     $ (664)    $(3,775) $(15,415) $(8,573) $(97,461)
                                  ======     =======  ========  =======  ========
Net loss per share available
 to common stockholders,
 basic and diluted...........     $(0.43)    $ (1.33) $  (3.65) $ (2.11) $ (17.94)
                                  ======     =======  ========  =======  ========
Shares used in computing net
 loss per share available to
 common stockholders, basic
 and diluted.................      1,542       2,842     4,218    4,060     5,434
                                  ======     =======  ========  =======  ========
Pro forma net loss per share
 available to common
 stockholders, basic and
 diluted (unaudited).........                         $  (0.92)          $  (2.11)
                                                      ========           ========
Shares used in computing pro
 forma net loss per share
 available to common
 stockholders, basic and
 diluted (unaudited).........                           16,678             25,270
                                                      ========           ========

                                                  September 30, 2000
                                         -------------------------------------
                                                                  Pro Forma
                                          Actual   Pro Forma(1) As Adjusted(2)
                                         --------  ------------ --------------
Balance Sheet Data:
Cash, cash equivalents and marketable
 securities............................. $ 37,867    $53,086       $171,686
Restricted cash.........................   18,127     18,127         18,127
Working capital.........................   47,758     62,977        181,577
Total assets............................   75,567     90,786        209,386
Long term obligations, net of current
 portion................................    1,569      1,569          1,569
Convertible preferred stock and
 warrants...............................  115,708        --             --
Total stockholders' equity (deficit)....  (56,086)    74,841        193,441

--------
(1) The pro forma column reflects the sale of 1,437,380 shares of Series D preferred stock in October 2000 at an offering price of $10.625 per share less estimated offering expenses of $53,000, and the conversion of all outstanding shares of preferred stock into 25,958,348 shares of common stock effective upon the closing of this offering. This amount also includes an additional 169,944 shares of common stock which reflects the effect of the conversion price adjustment to the Series D preferred stock resulting from stock option grants through November 30, 2000.
(2) The pro forma, as adjusted column reflects the sale of 10,000,000 shares of our common stock in the public offering at the initial public offering price of $13.00 per share, after deducting underwriting discounts, commissions and estimated offering expenses.

                                  RISK FACTORS

   Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

   If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

                         Risks Related to Our Business

Since we have a history of losses and negative cash flows, and we expect our operating expenses to continue to increase, we may not achieve or maintain profitability in the future.

   We have incurred significant operating losses and have not achieved profitability. We have incurred net losses of $73.2 million for the period from our inception in April 1997 through September 30, 2000, including a net loss of $15.4 million in 1999 and $53.3 million for the nine months ended September 30, 2000. We incurred negative cash flows of $11.6 million from operating activities in 1999 and $31.2 million for the nine months ended September 30, 2000. From inception through July 2000, we have spent significant funds in organizational and start-up activities, to recruit key managers and employees, to develop the Invisalign System and to develop our manufacturing and customer support resources. We have also spent significant funds on clinical trials and training programs to train orthodontists in the use of the Invisalign System. We expect to have net losses and negative operating cash flows for at least the next 18 months.

   We intend to increase our operating expenses as we continue to:

  .  scale our manufacturing operations;

  . develop new software and increase the automation of our manufacturing processes;

  .  execute our national direct to consumer marketing campaign;

  .  increase the size of our sales force and orthodontist training staff;

  .  undertake quality assurance and improvement initiatives; and

  . increase our general and administrative functions to support our growing operations.

   As a result, we will need to increase our revenue significantly, while controlling our expenses, to achieve profitability. It is possible that we will not achieve profitability, and even if we do achieve profitability, we may not sustain or increase profitability in the future.

We have a limited operating history and expect our future financial results to fluctuate significantly, which may cause our stock price to decline.

   We were incorporated in April 1997 and have only recently begun selling our Invisalign System in commercial quantities. Thus, we have a limited operating history which makes an evaluation of our future prospects and your investment in our stock difficult. In addition, we expect our future quarterly and annual operating results to fluctuate as we increase our commercial sales. These fluctuations could cause our stock price to decline. Some of the factors that could cause our operating results to fluctuate include:

  .  changes in the timing of product orders;

  . unanticipated delays in production caused by insufficient capacity or in the introduction of new production processes;

  .  inaccurate forecasting of revenue, production and other operating costs;
     and

  . the development and marketing of directly competitive products by potential competitors.

   To respond to these and other factors, we may need to make business decisions that could adversely affect our operating results. Most of our expenses, such as employee compensation and lease payment obligations, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if our revenue for a particular period fall below our expectations, we may be unable to adjust spending quickly enough to offset any unexpected shortfall in revenue growth or any decrease in revenue levels.

   Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. You should not rely on our results for any one quarter as an indication of our future performance.

We have limited product offerings, and if demand for our Invisalign System declines or fails to develop as we expect, our revenue will decline.

   We derive a substantial portion of our revenue from the sale of our Invisalign System. For the nine-month period ended September 30, 2000, we derived 71% of our revenue from the sale of our Invisalign System. We expect that revenue from the sale of our Invisalign System will continue to account for a substantial portion of our total revenue. Continued and widespread market acceptance of our System is critical to our future success. The Invisalign System may not achieve market acceptance at the rate at which we expect, or at all, which could reduce our revenue.

If orthodontists do not adopt our Invisalign System in sufficient numbers or as rapidly as we anticipate, our operating results will be harmed.

   As of November 30, 2000, approximately 2,000 of the 5,300 orthodontists we had trained had submitted one or more cases to us. Our success depends upon increasing acceptance by orthodontists and dentists of the Invisalign System. The Invisalign System requires orthodontists and their staff to undergo special training and learn to interact with patients in new ways and to interact with us as a supplier. In addition, because our Invisalign System has only been in clinical testing since July 1997 and commercially available since July 1999, orthodontists may be reluctant to adopt it until more historical clinical results are available. Also, increasing adoption by orthodontists will depend on factors such as the capability, safety, efficacy, ease of use, price, quality and reliability of our products and our provision of effective sales support, training and service. In the future, unanticipated poor clinical performance of the Invisalign System could result in significant adverse publicity and consequently in reduced acceptance by orthodontists. If our Invisalign System does not achieve growing acceptance in the orthodontic and dental communities, our operating results will be harmed.

If consumers do not adopt our Invisalign System in sufficient numbers or as rapidly as we anticipate, our operating results will be harmed.

   Our Invisalign System represents a significant change from traditional orthodontic treatment, and patients may be reluctant to accept it or may not find it preferable to conventional treatment. In addition, patients may not comply with recommended treatment guidelines which could compromise the effectiveness of their treatment. While we have generally received positive feedback from both orthodontists and patients regarding our Invisalign System as both an alternative to braces and as a clinical method for treatment of malocclusion, our success will depend upon the rapid acceptance of our System by the substantially larger number of potential patients to which we are now actively marketing. We have had a limited number of complaints from patients and prospective patients generally related to shipping delays and minor manufacturing irregularities. Market acceptance will depend in part upon the recommendations of dentists and orthodontists, as well as other factors including effectiveness, safety, reliability, improved treatment aesthetics and greater comfort and hygiene compared to conventional orthodontic products. Furthermore, consumers may not respond to our direct marketing campaigns or we may be unsuccessful in reaching our target audience. If consumers prove unwilling to adopt our Invisalign System as rapidly or in the numbers that we anticipate, our operating results will be harmed.

Our success depends in part on our proprietary technology and if we are unable to successfully enforce our intellectual property rights, our competitive position may be harmed.

   Our success will depend in part on our ability to maintain existing intellectual property and to obtain and maintain further intellectual property protection for our products, both in the U.S. and in other countries. Our inability to do so could harm our competitive position. We have one issued U.S. patent and 46 pending U.S. patent applications. We have two foreign-issued patents and 111 pending foreign patent applications. We intend to rely on our portfolio of issued and pending patent applications in the U.S. and in other countries to protect a large part of our intellectual property and our competitive position. However, our currently pending or future patent filings may not issue as patents. Additionally, any patents issued to us may be challenged, invalidated, held unenforceable, circumvented, or may not be sufficiently broad to prevent third parties from producing competing products similar in design to our products. In addition, protection afforded by foreign patents may be more limited than that provided under U.S. patents and intellectual property laws.

   We also rely on protection of copyrights, trade secrets, know-how and proprietary information. We generally enter into confidentiality agreements with our employees, consultants and our collaborative partners upon commencement of a relationship with us. However, these agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information and adequate remedies may not exist if unauthorized use or disclosure were to occur. Our inability to maintain the proprietary nature of our technology through patents, copyrights or trade secrets would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects. In particular, a failure of our proprietary rights might allow competitors to copy our technology, which could adversely affect pricing and market share.

If we infringe the patents or proprietary rights of other parties, our ability to grow our business will be severely limited.

   Extensive litigation over patents and other intellectual property rights is common in the medical device industry. We have been sued for infringement of another party's patent in the past and, while that action has been dismissed, we may be the subject of patent or other litigation in the future.

   In January 2000, Ormco Corporation filed suit against us asserting an infringement of U.S. Patent Nos. 5,447,432 and 5,683,243. The complaint sought unspecified monetary damages and equitable relief. The complaint alleged that the Invisalign System infringed certain claims of the two patents relating to computer modeling of an ideal dentition and the production of orthodontic appliances based upon the ideal dentition. The suit has been dismissed but can be recommenced under certain circumstances. See "Business-- Legal Proceedings." If the Ormco suit were recommenced and if Ormco were to prevail, we would have to seek a license from Ormco, which license might not be available on commercially reasonable terms or at all. In that event, we could be subject to damages or an injunction which could materially adversely affect our business.

   From time to time, we have received and may again receive letters from third parties drawing our attention to their patent rights. While we do not believe that we infringe any valid and enforceable rights which have been brought to our attention, there may be other more pertinent rights of which we are presently unaware. The defense and prosecution of intellectual property suits, interference proceedings and related legal and administrative proceedings could result in substantial expense to us and significant diversion of effort by our technical and management personnel. An adverse determination in a patent suit by Ormco or in any other litigation or interference proceeding to which we may become a party could subject us to significant liabilities. An adverse determination of this nature could also put our patents at risk of being invalidated or interpreted narrowly or require us to seek licenses from third parties. Licenses may not be available on commercially reasonable terms or at all, in which event, our business would be materially adversely affected.

We have limited experience in manufacturing our products and if we encounter manufacturing problems or delays, our ability to generate revenue will be limited.

   We have manufactured a limited number of our products to date. Our manufacturing processes rely on complex three-dimensional scanning, geometrical manipulation and modeling technologies that have historically not been used on the scale we require. Each item that we manufacture is geometrically unique and we have not manufactured our products in the commercial volumes which will be required to make us profitable. Accordingly, we may be unable to establish or maintain reliable, high-volume manufacturing capacity. Even if this capacity can be established and maintained, the cost of doing so may increase the cost of our products. We may encounter difficulties in scaling up production to meet demand, including:

  .  problems involving production yields;

  .  shortages of key manufacturing equipment;

  . shortages of qualified personnel, in particular dental and orthodontic personnel;

  .  failure to develop new software processes; and

  . compliance with applicable Quality System regulations enforced by the Food and Drug Administration, or FDA.

   Our manufacturing process is complex. Since all our products are designed for individual patients, we manufacture our products to fill purchase orders rather than maintaining inventories of assembled products. If demand for our products exceeds our manufacturing capacity, we could develop a substantial backlog of customer orders. If we are unable to establish and maintain larger-scale manufacturing capabilities, our ability to generate revenue will be limited and our reputation in the marketplace would be damaged.

We currently rely on third parties to provide key inputs to our manufacturing process, and if our access to these inputs is diminished, our business may be harmed.

   We currently outsource key portions of our manufacturing process. We rely on a third party manufacturer in Mexico to fabricate Aligners and to ship the completed product to customers. In addition, third party rapid prototyping bureaus fabricate some molds from which the Aligners are formed. As a result, if any of our third party manufacturers fail to deliver their components or if we lose their services, we may be unable to deliver our products in a timely manner and our business may be harmed. Finding substitute manufacturers may be expensive, time-consuming or impossible. Although we are in the process of developing the capability to fabricate all molds and Aligners internally, we may not be successful and may continue to rely on outsourcing in the future.

   In addition, we are highly dependent on manufacturers of specialized scanning equipment, rapid prototyping machines, resin and other advanced materials. We maintain single supply relationships for many of these machines and materials technologies. Our rapid growth may exceed the capacity of these manufacturers to produce the needed equipment and materials in sufficient quantities to support our growth. In the event of delivery delays or shortages of these items, our business and growth prospects may be harmed.

We are dependent on our international manufacturing operations, which exposes us to foreign operational and political risks that may harm our business.

   Two of our key production steps are performed in manufacturing operations located outside the U.S. We currently rely on our facilities in Pakistan to create electronic treatment plans with the assistance of sophisticated software. We employ approximately 650 people in Lahore, Pakistan in this effort. We anticipate that we will need to expand our personnel and facilities in Pakistan in order to scale our manufacturing operations. In addition, we rely on third party manufacturers in Mexico to fabricate Aligners and to ship the completed product to customers. Our reliance on international operations exposes us to risks and uncertainties, including:

  .  difficulties in staffing and managing international operations;

  .  controlling quality of manufacture;

  .  political, social and economic instability;

  .  interruptions and limitations in telecommunication services;

  .  product or material transportation delays or disruption;

  .  trade restrictions and changes in tariffs;

  .  import and export license requirements and restrictions;

  .  fluctuations in currency exchange rates; and

  .  potential adverse tax consequences.

   If any of these risks materialize, our operating results may be harmed.

We are growing rapidly, and our failure to manage this growth could harm our business.

   We have experienced significant growth in recent periods. Our headcount increased from 50 employees as of June 30, 1999 to approximately 1,080 employees as of November 30, 2000. In mid-2000, we approved major expansions to our existing facilities and the building of new facilities. We expect that our growth will place significant demands on our management and other resources and will require us to continue to develop and improve our operational, financial and other internal controls both in the U.S. and internationally. In particular, continued growth increases the challenges involved in a number of areas, including: recruiting and retaining sufficient skilled personnel, providing adequate training and supervision to maintain our high quality standards, and preserving our culture and values. Our inability to manage this growth effectively would harm our business.

If we lose our key personnel or are unable to attract and retain key personnel, we may be unable to pursue business opportunities or develop our products.

   We are highly dependent on the key employees in our clinical engineering and management teams. The loss of the services of those individuals may significantly delay or prevent the achievement of our product development and other business objectives and could harm our business. Our future success will also depend on our ability to identify, recruit, train and retain additional qualified personnel. There is currently a shortage of skilled clinical, engineering and management personnel and intense competition for these personnel, especially in Silicon Valley where our headquarters is located. In addition, few orthodontists are accustomed to working in a manufacturing environment since they are generally trained to work in private practices, universities and other research institutions. Thus, we may be unable to attract and retain personnel with the advanced qualifications necessary for the further development of our business. Furthermore, we may not be successful in retaining our key personnel or their services.

We experience competition from manufacturers of traditional braces and expect aggressive competition in the future.

   We are not aware of any company that is marketing or developing a system directly comparable to our Invisalign System. However, manufacturers of traditional braces, such as 3M Company, Sybron International Corporation and Dentsply International, Inc. have substantially greater financial resources and manufacturing and marketing experience than we do and may, in the future, attempt to develop an orthodontic system similar to ours. Large consumer products companies may also enter the orthodontic supply market. Furthermore, we may face competition in the future from new companies that may introduce new technologies. We may be unable to compete with these competitors and one or more of these competitors may render our technology obsolete or economically unattractive. If we are unable to compete effectively with existing products or respond effectively to any products developed by our competitors, our business will be harmed.

Complying with the Food and Drug Administration and other regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

   Our products are medical devices and subject to extensive regulation in the U.S. and internationally. FDA regulations are wide ranging and govern, among other things:

  .  product design, development, manufacture and testing;

  .  product labeling;

  .  product storage;

  .  premarket clearance or approval;

  .  advertising and promotion; and

  .  product sales and distribution.

   Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products, ceasing product marketing, and paying significant fines and penalties, which could limit product sales, delay product shipment and adversely affect our profitability.

   In the U.S. we must comply with facility registration and product listing requirements of the FDA and adhere to applicable Quality System regulations. The FDA enforces its Quality

System regulations through periodic unannounced inspections, which we have yet to undergo. If we or any third party manufacturer of our products do not conform to applicable Quality System regulations, we may be required to find alternative manufacturers, which could be a long and costly process.

   Before we can sell a new medical device in the U.S., we must obtain FDA clearance or approval, which can be a lengthy and time-consuming process. Even though the devices we market have obtained the necessary clearances from the FDA through the premarket notification provisions of Section 510(k) of the federal Food, Drug, and Cosmetic Act, we may be unable to maintain the necessary clearances in the future. Furthermore, we may be unable to obtain the necessary clearances for new devices that we market in the future. Please see "Business--Government Regulation" for a more detailed discussion of the regulations that govern our industry.

Extensive and changing government regulation of the healthcare industry may be expensive to comply with and exposes us to the risk of substantial government penalties.

   In addition to medical device laws and regulations, numerous state and federal healthcare-related laws regulate our business, covering areas such as:

  . storage, transmission and disclosure of medical information and healthcare records;

  . prohibitions against the offer, payment or receipt of remuneration to induce referrals to entities providing healthcare services or goods; and

  .  the marketing and advertising of our products.

   Complying with these laws and regulations could be expensive and time-consuming, and could increase our costs or reduce or eliminate certain of our activities or our revenues. See "Business--Government Regulation."

We face risks related to our international operations, including the need to obtain necessary foreign regulatory clearance or approvals.

   Sales of our products outside the U.S. are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain clearances or approvals required by other countries may be longer than that required for FDA clearance or approval, and requirements for such approvals may differ from FDA requirements. We may be unable to obtain regulatory approvals in other countries. We may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals. If we experience delays in receipt of approvals to market our products outside of the U.S., or if we fail to receive these approvals, we may be unable to market our products or enhancements in international markets in a timely manner, if at all.

Our business exposes us to risks of product liability claims, and we may incur substantial expenses if we are sued for product liability.

   Medical devices involve an inherent risk of product liability claims and associated adverse publicity. We may be held liable if any product we develop or any product that uses or incorporates any of our technologies causes injury or is otherwise found unsuitable. Although we intend to continue to maintain product liability insurance, adequate insurance may not be available on acceptable terms and may not provide adequate coverage against potential liabilities. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. These costs would have the effect of increasing our expenses and could harm our business.

We may be unable to raise additional capital if it should be necessary, which could harm our ability to compete.

   We expect to expend significant capital to establish a national brand, build manufacturing infrastructure and develop both product and process technology. These initiatives may require us to raise additional capital over the next few years. We believe that the proceeds from this offering and the capital that we have already raised should be sufficient to fund our operations for at least the next 12 months. However, we may consume available resources more rapidly than anticipated and we may not be able to raise additional funds when needed, or on acceptable terms.

                         Risks Related to this Offering

The market price for our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

   Before this offering, there has not been a public market for our common stock. An active trading market for our common stock may not develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active. Further, the market price of our common stock may decline below the price you paid for your shares. The initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Please see "Underwriting" for more information regarding our arrangement with the underwriters and the factors considered in setting the initial public offering price.

   The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

  .  quarterly variations in our results of operations;

  . changes in recommendations by the investment community or in their estimates of our revenues or operating results;

  .  speculation in the press or investment community;

  . strategic actions by our competitors, such as product announcements or acquisitions; and

  .  general market conditions.

   In addition, the stock market in general, and the market for technology and medical device companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated to or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

   In the past, following periods of volatility in the market price of a company's securities, class action litigation has often been brought against the company. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

The large number of shares eligible for public sale after this offering could cause our stock price to decline.

   The market price of our stock could decline as a result of sales by our existing stockholders of a large number of shares of our stock in the market after this offering or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

   After this offering, we will have 45,616,402 shares of common stock outstanding. All of our officers and directors and substantially all of our existing stockholders have entered into lock-up agreements providing that they will not sell any of our common stock until 180 days from the date of this prospectus, without the prior written consent of Deutsche Banc Alex. Brown Inc. Deutsche Banc Alex. Brown Inc. may release the shares subject to the lock-up agreements in whole or in part at any time without prior public notice. However, Deutsche Banc Alex. Brown Inc. has no current plans to effect such a release. Please see "Shares Eligible for Future Sale" for a description of sales that may occur in the future.

Our management has broad discretion in using the proceeds from this offering, which might not be used in ways that improve our operating results or increase our market value.

   Our management will have broad discretion as to how the net proceeds of this offering will be used, including uses which may not improve our operating results or increase our market value. Investors will rely on the judgment of management regarding the application of the proceeds of this offering.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us more difficult.

   Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions:

  .  prevent stockholders from taking action by written consent;

  .  limit the persons who may call special meetings of stockholders;

  .  authorize the issuance of preferred stock in one or more series; and

  . require advance notice for stockholder proposals and director nominations.

   In addition, Section 203 of the Delaware General Corporation Law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Please see "Description of Capital Stock--Preferred Stock" and "Description of Capital Stock--Antitakeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law" for a more detailed discussion of these anti-takeover provisions.

Concentrations of ownership and agreements among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate transactions.

   The interest of management could conflict with the interest of our other stockholders. Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in total, approximately 62% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change of control of Align, which in turn could reduce the market price of our stock.

New investors in our common stock will experience immediate and substantial dilution.

   The offering price of our common stock will be substantially higher than the net tangible book value per share of our existing capital stock. As a result, if you purchase common stock in this offering, you will incur immediate and substantial dilution of $8.52 in net tangible book value per share of common stock, based on the public offering price of $13.00 per share. You will also experience additional dilution upon the exercise of outstanding stock options and warrants. Please see "Dilution" for a more detailed discussion of the dilution new investors will incur in this offering.

      SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

   We make many statements in the prospectus under the captions Prospectus Summary, Risk Factors, Management's Discussion and Analysis of Financial Condition and Results of Operations, Business and elsewhere that are forward-looking and are not based on historical facts. These statements relate to our future plans, objectives, expectations and intentions. We may identify these statements by the use of words such as believe, expect, will, anticipate, intend and plan and similar expressions. These forward-looking statements involve a number of risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in Risk Factors and elsewhere in this prospectus. These forward-looking statements speak only as of the date of this prospectus, and we caution you not to rely on these statements without considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus.

   Given these uncertainties, you should not place undue reliance on such forward-looking statements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results except as required by law.

   Information regarding market and industry statistics contained in the Summary and Business sections is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the data we have included.

                                USE OF PROCEEDS

   Our net proceeds from the sale of 10,000,000 shares of common stock we are offering are $118,600,000 ($136,735,000 if the underwriters' over-allotment option is exercised in full) at the initial public offering price of $13.00 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses.

   We currently intend to use the net proceeds of this offering, along with our existing cash balances, primarily to expand our manufacturing capacity, to fund our national advertising campaign and other sales and marketing activities, to continue to develop our product and manufacturing process technology, to fund working capital and for general corporate purposes. As of the date of this prospectus, we have not allocated any specific amount of the proceeds for the purposes listed in this paragraph. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. Pending our use of the proceeds, the net proceeds of this offering will be invested in short term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors our board of directors deems relevant, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and debt covenants. We have never declared or paid any cash dividends on shares of our capital stock and do not intend to do so at any time in the foreseeable future.

                                CAPITALIZATION

   The following table sets forth the following information:

  .  our actual capitalization as of September 30, 2000;

  . our pro forma capitalization, which gives effect to the sale of 1,437,380 shares of Series D preferred stock in October 2000 at an offering price of $10.625 per share less estimated offering expenses of $53,000, and the conversion of all outstanding shares of preferred stock into 25,958,348 shares of common stock effective upon the closing of this offering. This amount also includes an additional 169,944 shares of common stock which reflects the effect of the conversion price adjustment to the Series D preferred stock resulting from stock option grants through November 30, 2000; and

  . our pro forma as adjusted capitalization to reflect the sale of 10,000,000 shares of common stock at the initial public offering price of $13.00 per share in this offering, less the underwriting discounts and commissions and estimated offering expenses.

                                                   As of September 30, 2000
                                                 -------------------------------
                                                             Pro      Pro Forma
                                                  Actual    Forma    As Adjusted
                                                 --------  --------  -----------
                                                    (dollars in thousands)
Long term obligations, net of current portion..  $  1,569  $  1,569   $  1,569
                                                 --------  --------   --------
Convertible preferred stock, $0.0001 par value;
 13,605,427 shares authorized, actual and pro
 forma; 5,000,000 shares authorized, pro forma
 as adjusted; 24,351,024 shares issued and
 outstanding, actual; and no shares outstanding
 pro forma and pro forma as adjusted...........   113,890       --         --
                                                 --------  --------   --------
Preferred stock warrants.......................     1,818       --         --
                                                 --------  --------   --------
Stockholders' equity (deficit):
Common stock, $0.0001 par value; 60,000,000
 shares authorized, actual and pro forma;
 7,188,392 shares issued and outstanding,
 actual; 33,146,740 shares issued and
 outstanding, pro forma; 200,000,000 shares
 authorized, pro forma as adjusted; 43,146,740
 shares issued and outstanding, pro forma as
 adjusted......................................         1         3          4
Additional paid-in capital.....................    91,925   222,850    341,449
Deferred stock-based compensation..............   (74,847)  (74,847)   (74,847)
Accumulated deficit............................   (73,165)  (73,165)   (73,165)
                                                 --------  --------   --------
Total stockholders' equity (deficit)...........   (56,086)   74,841    193,441
                                                 --------  --------   --------
Total capitalization...........................  $ 61,191  $ 76,410   $195,010
                                                 ========  ========   ========

   The number of shares of common stock referenced above excludes as of September 30, 2000:

  . 4,305,156 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.79 per share;

  . 2,362,074 shares of common stock available for grant under our 1997 Equity Incentive Plan;

  . 8,000,000 shares of common stock to be reserved for issuance under our 2001 Stock Incentive Plan;

  . 1,500,000 shares of common stock to be reserved for issuance under our Employee Stock Purchase Plan;

  . 645,834 shares of common stock issuable upon the exercise of outstanding warrants to purchase preferred stock, or common stock upon the completion of this offering, at a weighted average exercise price of $1.94 per share; and

  . the adjustment to the conversion price for the Series D preferred stock resulting from option grants subsequent to November 30, 2000. See "Certain Transactions--Preferred Stock Sales."

                                    DILUTION

   Our net tangible book value as of September 30, 2000 was approximately $59.6 million, or approximately $1.89 per share of common stock assuming conversion of all preferred stock outstanding at that date into an aggregate of 24,351,024 shares of common stock upon completion of the offering. Our net tangible book value per share has been determined by dividing net tangible book value (total tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding at September 30, 2000.

   After giving effect to the sale of 10,000,000 shares of common stock in this offering at the initial public offering price of $13.00 per share and after deduction of the underwriting discount and estimated offering expenses, our net tangible book value after the offering will be approximately $178.2 million, or $4.29 per share. The offering will result in an increase in net tangible book value of $2.40 per share to existing stockholders and an immediate dilution of $8.71 per share to new investors, or approximately 67% of the initial public offering price of $13.00 per share.

   Pro forma net tangible book value dilution per share represents the incremental dilutive effect of the sale of 1,437,380 shares of Series D preferred stock in October 2000 at an offering price of $10.625 per share, after deducting estimated offering expenses of $53,000. The Series D preferred stock converts into an additional 169,944 shares of common stock as a result of an antidilution conversion feature of our Series D preferred stock. See "Certain Transactions--Preferred Stock Sales." The following table illustrates this calculation of per share dilution:

   Initial public offering price per share.......................        $13.00
     Net tangible book value per share as of September 30, 2000..  $1.89
     Increase per share attributable to new investors............   2.40
                                                                   -----
   Net tangible book value per share after this offering.........          4.29
                                                                         ------
     Dilution per share to new investors.........................          8.71
   Incremental dilution occurring upon sale and effect of the
    conversion price adjustment of Series D preferred stock......         (0.19)
                                                                         ------
   Pro forma dilution per share to new investors.................        $ 8.52
                                                                         ======

   The following table summarizes, on the pro forma basis described above, the differences between the number of shares of common stock issued by us, the total consideration paid and the average price per share paid by the existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses, at the initial public offering price of $13.00 per share:

                             Shares Purchased  Total Consideration
                            ------------------ -------------------- Average Price
                              Number   Percent    Amount    Percent   Per Share
                            ---------- ------- ------------ ------- -------------
   Existing stockholders... 33,146,740    77%  $129,100,000    50%     $ 3.89
   New investors........... 10,000,000    23    130,000,000    50       13.00
                            ----------   ---   ------------   ---
    Total.................. 43,146,740   100%  $259,100,000   100%
                            ==========   ===   ============   ===

   These tables do not assume exercise of stock options and warrants outstanding as of September 30, 2000. As of September 30, 2000, there were 4,305,156 shares of common stock issuable upon exercise of outstanding stock options under our 1997 Equity Incentive Plan at a weighted average exercise price of $0.79 per share, 2,362,074 shares remaining to be issued under the 1997 Plan, and 645,834 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.94 per share. There will be 8,000,000 shares of common stock reserved for issuance under our 2001 Stock Incentive Plan. There will be 1,500,000 shares of common stock reserved for issuance under our Employee Stock Purchase Plan. Giving effect to the exercise of the options and warrants outstanding and exercisable as of September 30, 2000, the pro forma net tangible book value per share would be $4.12 and the dilution per share to the new investors would be $0.36.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   You should read the following selected consolidated financial data in conjunction with the Consolidated Financial Statements and related Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the period from April 3, 1997 (date of inception) to December 31, 1997 and for each of the two years in the period ended December 31, 1999, and the balance sheet at December 31, 1998 and 1999, are derived from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data at December 31, 1997 is derived from audited consolidated financial statements not included in this prospectus. The selected consolidated results of operations for the nine months ended September 30, 1999 and 2000 and the selected consolidated balance sheet data as of September 30, 2000 are derived from unaudited financial statements included in this prospectus. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting principally of normal recurring adjustments, necessary for a fiscal presentation of the results of operations for the periods. Our historical results are not necessarily indicative of results to be expected for future periods. See the Notes to our Consolidated Financial Statements for a detailed explanation of the determination of the shares used to compute basic and diluted net loss per share.

                               Period from
                                Inception
                                (April 3,      Year Ended        Nine Months Ended
                                 1997) to     December 31,         September 30,
                               December 31, -----------------  ----------------------
                                   1997      1998      1999     1999        2000
                               ------------ -------  --------  -------  -------------
                                      (in thousands, except per share data)
Statement of Operations Data:
Revenue......................     $  --     $   --   $    411  $    77    $  3,465
Cost of revenue..............        --         --      1,754      357      11,542
                                  ------    -------  --------  -------    --------
Gross loss...................        --         --     (1,343)    (280)     (8,077)
                                  ------    -------  --------  -------    --------
Operating expenses:
 Sales and marketing.........        283        133     5,688    2,726      19,664
 General and administrative..        --       2,344     3,474    2,000      12,349
 Research and development....        405      1,474     4,200    3,068       5,904
                                  ------    -------  --------  -------    --------
 Total operating expenses....        688      3,951    13,362    7,794      37,917
                                  ------    -------  --------  -------    --------
Loss from operations.........       (688)    (3,951)  (14,705)  (8,074)    (45,994)
Interest and other income
 (expense), net..............         24        176      (710)    (499)     (7,317)
                                  ------    -------  --------  -------    --------
Net loss.....................       (664)    (3,775)  (15,415)  (8,573)    (53,311)
Dividend related to
 beneficial conversion
 feature of preferred stock..        --         --        --       --      (44,150)
                                  ------    -------  --------  -------    --------
Net loss available to common
 stockholders................     $ (664)   $(3,775) $(15,415) $(8,573)   $(97,461)
                                  ======    =======  ========  =======    ========
Net loss per share available
 to common stockholders,
 basic and diluted...........     $(0.43)   $ (1.33) $  (3.65) $ (2.11)   $ (17.94)
                                  ======    =======  ========  =======    ========
Shares used in computing net
 loss per share available to
 common stockholders, basic
 and diluted.................      1,542      2,842     4,218    4,060       5,434
                                  ======    =======  ========  =======    ========


                                       December 31,
                               ------------------------------           September 30,
                                   1997      1998      1999                 2000
                               ------------ -------  --------           -------------
Balance Sheet Data:
Cash, cash equivalents and
 marketable securities.......     $1,506    $ 6,923  $ 12,085             $ 37,867
Restricted cash..............        --         --        340               18,127
Working capital..............      1,370      6,815    10,027               47,758
Total assets.................      1,642      8,117    17,091               75,567
Total long term obligations..          4         10         3                1,569
Convertible preferred stock
 and warrants................      2,164     12,147    32,755              115,708
Total stockholders' deficit..       (661)    (4,433)  (19,414)             (56,086)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations should be read together with "Selected Consolidated Financial Data" and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

   From our inception in April 1997 to July 2000, we were engaged in the design, manufacture and marketing of the Invisalign System, a proprietary new system for treating malocclusion, or the misalignment of teeth. In July 1999, we commenced commercial sales of our Invisalign System. Prior to July 1999, we devoted nearly all our resources to developing our software and manufacturing processes, clinical trials of the Invisalign System and to building our sales force, customer support and management teams. We exited the development stage in July 2000.

   The Invisalign System has two components: ClinCheck and Aligners. ClinCheck is an Internet-based application that allows orthodontists to simulate treatment, in three dimensions, by modeling two-week stages of tooth movement. Aligners are thin, clear plastic, removable dental appliances that are manufactured in a series to correspond to each two-week stage of the ClinCheck simulation. Aligners are customized to perform the treatment prescribed for an individual patient by an orthodontist using ClinCheck.

   In the third quarter of 1999, we recognized revenue for the first time from the sale of the Invisalign System and related dental impression machines manufactured by ESPE America, Inc. We expect to sell dental impression machines only once. Accordingly, sales of such machines are expected to represent a lower proportion of our revenue in the future. Substantially all our revenue is generated in the U.S. and Canada, which, taken together, we regard as our domestic market.

   While our expansion outside of our domestic market is still in an exploratory stage, we do incur substantial operating costs outside of our domestic market. Two of our key production steps are performed in operations located outside of the U.S. In our facilities in Pakistan, technicians use a sophisticated, internally developed computer modeling program to prepare electronic treatment plans, which are transmitted via the Internet back to the U.S. These files form the basis of our ClinCheck product and are used for the manufacture of Aligner molds. In addition, a third party manufacturer in Mexico fabricates and performs finishing work on completed Aligners and ships the completed products to our customers. Our costs associated with these operations are denominated in Pakistani rupees and Mexican pesos. Our reliance on international operations exposes us to risks and uncertainties that may affect our business or results of operations including, among others, difficulties in staffing and managing international operations, controlling quality of manufacture, political, social and economic instability, interruptions and limitations in telecommunication services, product or material transportation delays or disruption, and trade restrictions and changes in tariffs. However, we believe these risks are mitigated in Pakistan by the fact that our operations there do not involve the shipping or manufacturing of any physical products, and in Mexico by the fact that our operations there are governed under the provisions of the North American Free Trade Agreement, or NAFTA.

   We incurred net losses of $664,000 in 1997, $3.8 million in 1998 and $15.4 million in 1999. For the nine months ended September 30, 2000, we incurred a net loss of $53.3 million compared to a net loss of $8.6 million for the nine months ended September 30, 1999. As of September 30, 2000, we had an accumulated net deficit of $73.2 million. We expect to have net losses and negative operating cash flows for at least the next 18 months due, in part, to our national advertising campaign, the expansion of manufacturing capacity and continued research and development efforts.

   We earn revenue primarily from the sale of our Invisalign System. Our revenue consists of the ClinCheck fee and the charge for each Aligner. We charge orthodontists a fixed fee for the treatment simulation viewed via ClinCheck on our website, Invisalign.com. This fee is invoiced when the orthodontist orders ClinCheck prior to the production of Aligners. In addition, we charge orthodontists a fee for Aligners as we ship them. Fees from the sale of ClinCheck and Aligners, taken together, are treated as revenue from a single System and are recognized ratably as batches of Aligners are shipped to the orthodontist.

   We also earn ancillary revenue from the sale to orthodontists of dental impression machines. To facilitate adoption of the Invisalign System, we sell machines to some of our customers to assist them in preparing the impressions required for submission of Invisalign cases. These machines, which cost approximately $600 each, are manufactured by ESPE America, Inc. Many of our customers have adequate dental impression making equipment or pay general dentists to take impressions on their behalf and, as such, do not purchase an impression machine from us.

   To date, we have shipped Aligners in batches. The first batch, which typically represents the first several months of treatment, is produced once the prescribing orthodontist approves ClinCheck. Thereafter, Aligners are sent at approximately six month intervals until treatment is complete.

   We are in the process of changing the pattern of Aligner shipments. We intend to ship all the Aligners associated with a given case in a single batch beginning in early 2001. When this happens, all the revenue associated with a given case, including ClinCheck fees, will be recognized at the time the Aligners are shipped. Payment terms will range from net 30 days from shipment on ClinCheck, dental impression machines and a portion of the single batch Aligner shipment to net 120 days from shipment on the remaining portion of the single batch Aligner shipment.

   The costs of producing the ClinCheck treatment plan, which are incurred prior to the production of Aligners, are capitalized and recognized as related revenue is earned. In the cases where we expect a net loss, the entire loss is recognized immediately.

Deferred Compensation

   In connection with the grant of stock options to employees and non-employees, we recorded deferred stock-based compensation as a component of stockholders' deficit. Deferred stock compensation for options granted to employees is the difference between the fair value of our common stock on the date such options were granted and their exercise price. For stock options granted to non-employees, the fair value of the options, estimated using the Black-Scholes valuation model, is initially recorded on the date of grant. As the non-employee options become exercisable, we revalue the remaining unvested options, with the change in fair value from period to period represented as a change in the deferred compensation charge. This stock-based compensation is amortized as charges to operations over the vesting periods of the options. We recorded amortization of deferred compensation of $394,000 for the year ended December 31, 1999 and $7.9 million for the nine months ended September 30, 2000.

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

Results of Operations

  Nine Months Ended September 30, 1999 and 2000

   Revenue. We recorded revenue for the first time in the third quarter of 1999. For the nine months ended September 30, 1999, we recorded revenue of $77,000. Almost all our revenue in this period related to the sale to orthodontists of dental impression machines. In the nine months ended September 30, 2000, we recorded revenue of $3.5 million, of which approximately
$2.5 million was derived from the sale of our Invisalign System. The balance of our revenue for the nine month period ended September 30, 2000 represented sales of dental impression machines. We expect to sell a dental impression machine to an orthodontist only once. Accordingly, sales of these machines are expected to represent a substantially lower proportion of our revenue in the future.

   Cost of revenue. Cost of revenue includes the salaries of staff involved in production, the cost of materials and packaging used in production and shipping together with an allocation of the cost of facilities and depreciation on the capital equipment used in the production process. We reported cost of revenue of $357,000 for the nine months ended September 30, 1999. For the nine months ended September 30, 2000, we reported cost of revenue of $11.5 million, which includes $6.1 million of unabsorbed manufacturing costs due to a substantial increase in our manufacturing capacity. As we employ this manufacturing capacity to produce higher volumes of the Invisalign System, combined with the resultant manufacturing efficiencies and our recent price increase, we expect to record positive gross margins. We currently believe it will be at least 12 months before we are able to achieve these results.

   Sales and marketing. Sales and marketing expenses include sales force compensation together with the expense of professional marketing, principally, conducting training workshops and market surveys, advertising and attending orthodontic trade shows. Sales and marketing expenses increased from $2.7 million for the nine months ended September 30, 1999 to $19.7 million for the nine months ended September 30, 2000. This increase resulted primarily from: increases in advertising expenses of $6.3 million; increases in headcount and related expenses of $4.7 million; expenses relating to participation in the annual convention of the American Association of Orthodontists of $1.7 million; and expenses relating to orthodontist training of $1.1 million.

   General and administrative. General and administrative expenses include costs for the compensation of administrative personnel, outside consulting services, facilities, legal expenses and general corporate expenses. General and administrative expenses increased from $2.0 million for the nine months ended September 30, 1999 to $12.3 million for the nine months ended September 30, 2000, primarily due to increased headcount and related expenses. We expect administrative expenses to continue to increase in the future to support expanding business activities and the additional administrative costs related to being a public company.

   Research and development. Research and development expenses include the costs associated with software engineering, the costs of designing, developing and testing our products and the conduct of both clinical and post-marketing trials. Research and development is expensed as incurred. Research and development expenses increased from $3.1 million for the nine months ended September 30, 1999 to $5.9 million for the nine months ended September 30, 2000. The expenses incurred in the 1999 period included the costs of researching processes to manufacture our product. Starting in the third quarter of 1999, we transitioned from recording manufacturing process research as research and development expense to recognizing it as cost of sales.

   Interest and other income (expense), net. Net interest and other expense increased from $499,000 for the nine months ended September 30, 1999 to $7.3 million for the nine months ended September 30, 2000. This increase resulted primarily from non-cash interest expense related to the beneficial conversion feature of a bridge loan financing.

   Dividend related to beneficial conversion feature of preferred stock. In the three months ended June 30, 2000, we issued 8,097,672 shares of Series D preferred stock. The difference between the conversion price and the fair market value per share of the common stock on the transaction date resulted in a beneficial conversion feature of $44.2 million which has been reflected as a preferred stock dividend in the September 30, 2000 consolidated interim financial statements.

  Period from April 3, 1997 (date of inception) to December 31, 1997, and the Years Ended December 31, 1998 and 1999

   Revenue. Revenue was recorded for the first time in 1999. For the year ended December 31, 1999, we recorded $411,000 in revenue from sales of the Invisalign System and related ancillary products. Approximately $98,000 was derived from the sale of the Invisalign System products. The balance of our revenue, or $313,000, represented sales to orthodontists of dental impression machines.

   Cost of revenue. No cost of revenue was incurred in 1997 and 1998. We incurred cost of revenue of $1.8 million relating to the manufacture of products sold for the year ended December 31, 1999.

   Sales and marketing. Sales and marketing expenses in 1997 and 1998 were insignificant because we had not launched our product commercially. Sales and marketing expenses decreased from $283,000 in 1997 to $133,000 in 1998 and increased to $5.7 million in 1999, reflecting the hiring of our sales force, the training of doctors to support our commercial launch and the testing of direct advertising in two markets.

   General and administrative. General and administrative expenses increased from none in 1997 and $2.3 million in 1998 to $3.5 million in 1999, reflecting the growth in our administrative staff, rent on our facilities and other general expenses as we prepared for commercial launch of the Invisalign System.

   Research and development. Research and development expenses increased from $405,000 in 1997 to $1.5 million in 1998, reflecting the commencement of clinical trials of the Invisalign System and the development of software and processes for the manufacture of the Invisalign System. In 1999, research and development expenses increased to $4.2 million, reflecting the development of manufacturing processes and continuation of our clinical trials.

   Interest and other income (expense), net. Net interest and other income increased from a negligible amount in 1997 to $176,000 in 1998 due to interest income earned on higher average cash balances, resulting from the sale of preferred stock in July 1998. In 1999, net interest expense was $710,000 due to non-cash interest expense created by the amortization of warrants issued in connection with a line of credit.

Income Taxes

   We have not incurred any income tax expense to date since we have not been profitable. As of December 31, 1999, we had federal net operating loss carryforwards of $10.5 million. As of December 31, 1999, we had recorded a full valuation allowance for our existing net deferred tax assets due to uncertainties regarding their realization. We also have federal research tax credit carryforwards of $606,000 as of December 31, 1999. The federal net operating loss and credit carryforwards expire beginning in the year 2017 if not utilized. Utilization of the federal net operating losses and credit carryforwards may be limited by the change of ownership provisions contained in
Section 382 of the Internal Revenue Code.

Liquidity and Capital Resources

   Historically, we have funded our operations with the proceeds from the sale of our common and preferred stock, equipment leases and bridge loans. As of September 30, 2000, we had $37.9 million in cash, cash equivalents and marketable securities and an accumulated deficit of $73.2 million. Additionally, we have $17.6 million of restricted cash held in an escrow account to fund our national advertising campaign. Our equipment lease line was repaid in July 2000 and expired in July 2000. We currently have no outstanding debt arrangements.

   Net cash used in operating activities totaled $522,000 in 1997, $3.8 million in 1998 and $11.6 million in 1999. For the nine months ended September 30, 2000, net cash used in operations totaled $31.2 million compared to $6.8 million for the nine months ended September 30, 1999. In each of these periods net cash used by operating activities consisted primarily of net operating losses, partially offset by increases in accounts payable, depreciation and amortization of deferred stock compensation.

   Net cash used in investing activities totaled $1.6 million in 1997, $3.8 million in 1998 and $3.6 million in 1999. For the nine months ended September 30, 2000, net cash used in investing activities totaled $24.3 million compared to net cash provided by investing activities of $1.8 million for the nine months ended September 30, 1999. In each of these periods, net cash used in investing activities consisted primarily of purchases of property and equipment and marketable securities offset by sales and maturities of marketable securities. For the nine months ended September 30, 2000, there was a substantial increase in restricted cash related to the transfer of funds to our media buying agent to fund our national advertising campaign. These funds, totaling $17.6 million at September 30, 2000, are due to be released to cover expenses related to our national advertising campaign over the next three quarters.

   Net cash from financing activities was $2.2 million in 1997, $10.0 million in 1998 and $19.6 million in 1999. For the nine months ended September 30, 2000, net cash from financing activities totaled $82.6 million compared to $17.9 million for the nine months ended September 30, 1999. In May 2000, we sold $14.0 million of convertible promissory notes to preferred stockholders. In May and June 2000, we sold $72.0 million of preferred stock to investors. Also in May 2000, the convertible promissory notes were converted to preferred stock. In October 2000, we sold an additional $15.3 million of preferred stock.

   We expect that our operating expenses will increase with an overall increase in the level of our business activity, including increased sales and the related costs of products sold, the launch of our national advertising campaign, continuing efforts to expand our manufacturing capacity, research and development and other costs. We are in the process of changing the pattern of Aligner shipments, which will have a negligible effect on our cash flows. In addition, we may use cash to fund acquisitions of complementary businesses or technologies. We believe the net proceeds from this offering will be sufficient to meet our operating, working capital and capital expenditure requirements for at least the next 12 months. Thereafter, we may find it necessary to obtain additional equity or debt financing. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

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

Quantitative and Qualitative Disclosures about Market Risk

   Our exposure to market risk is currently confined to our cash and cash equivalents that have maturities of less than three months. We currently do not hedge interest rate exposure. Because of the short-term maturities of our cash and cash equivalents and marketable securities, we do not believe that an increase in market rates would have any significant negative impact on the realized value of our investments.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS No. 133. SFAS No. 133 establishes accounting and reporting standards for derivative investments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," or SFAS No. 137. SFAS No. 137 deferred the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. We will adopt SFAS No. 133 during fiscal 2001. To date, we have not engaged in derivative or hedging activities.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the Securities and Exchange Commission. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. In June 2000, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101B, "Second Amendment: Revenue Recognition in Financial Statements," or SAB 101B. SAB 101B deferred the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. We have adopted the provisions of SAB 101 and believe that our current revenue recognition is in compliance with SAB 101.

   In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB 25," or FIN 44. This interpretation clarifies (i) the definition of employee for purposes of applying Opinion 25, (ii) the criteria for determining whether a plan qualifies as a noncompensatory plan, (iii) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (iv) the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this interpretation are recognized on a prospective basis from July 1, 2000. The adoption of FIN 44 did not have a material impact on our consolidated financial statements.

   In March 2000, the Emerging Issues Task Force reached a consensus on Issue 00-2, "Accounting for the Costs of Developing a Web Site," or EITF 00-2. In general, EITF 00-2 states that the costs of developing a web site should be accounted for under provisions of statement of position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The adoption of the provisions of EITF 00-2 did not have a material impact on our consolidated financial statements.

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

                                    BUSINESS

Overview

   We design, manufacture and market the Invisalign System, a proprietary new method for treating malocclusion, or the misalignment of teeth. The System corrects malocclusion using a series of clear, removable appliances that gently move teeth to a desired final position. Because it does not rely on the use of metal or ceramic brackets and wires, the System significantly reduces the aesthetic and other limitations associated with braces. The Invisalign System also offers orthodontists a new means of carrying out their diagnosis and treatment planning processes. We believe the Invisalign System has the potential to transform the traditional practice of orthodontics by appealing to people who would not otherwise seek treatment.

   In the U.S. alone, over 200 million individuals have some form of malocclusion. Each year, less than one percent of these individuals, or approximately two million Americans, enter orthodontic treatment, spending approximately $7 billion in the aggregate. We believe the Invisalign System is a compelling treatment alternative for most of the patients who would seek traditional orthodontic treatment. In addition, given the significant benefits of our System, we have the opportunity to expand the U.S. orthodontic market by addressing the needs of millions of individuals who would not otherwise seek treatment. Further, we believe the international opportunity is larger than the U.S. opportunity.

   We received FDA clearance to market the Invisalign System in 1998 and started commercial sales of the System in July 1999. Our 510(k) clearance from the FDA allows us to market the Invisalign System to treat patients with any type of malocclusion. We voluntarily restrict the use of the Invisalign System to adults and adolescents with mature dentition. Individuals with mature dentition have fully erupted second molars and substantially complete jaw growth. This group represents approximately 130 million people in the U.S. Typically, girls by the age of 13 years and boys by the age of 16 years will have developed mature dentition. Currently, we do not treat children whose teeth and jaws are still developing, as the effectiveness of the Invisalign System relies on our ability to accurately predict the movement of teeth over the course of treatment. Based on our clinical studies to date, we recommend that orthodontists use the Invisalign System as a complete treatment for mild and moderate malocclusions and as a component of treatment for unusually severe malocclusions.

   As of November 2000, we had trained more than 5,300 orthodontists to use the Invisalign System, representing approximately 60% of all practicing U.S. and Canadian orthodontists. In addition, over 1,000 orthodontists have enrolled in our training program scheduled for January 2001. As of November 2000, over 2,000 of the orthodontists we have trained had submitted one or more cases to us. To date, approximately 9,200 patients have commenced treatment with the Invisalign System, including more than 1,700 patients in November 2000.

   Our objective is to establish the Invisalign System as the standard method for treating orthodontic malocclusion. Our sales and marketing efforts focus on educating both consumers and orthodontists on the significant benefits of the System. We continue to train orthodontists and work with them to increase the use of the Invisalign System within their practices. We recently initiated a national advertising campaign to create awareness of the Invisalign System as a treatment alternative and to stimulate demand for treatment with the System.

Industry Background

  Malocclusion

   Malocclusion is one of the most prevalent clinical conditions, affecting over 200 million individuals, or approximately 75% of the U.S. population. Approximately two million people annually elect orthodontic treatment in the U.S., generating industry revenues of approximately $7 billion. While most individuals seek orthodontic treatment to improve their appearance, malocclusion may also be responsible for dental problems such as tooth decay, tooth loss, gum disease, jaw joint pain and headaches. Only a relatively small proportion of people with malocclusion seek treatment because of the compromised aesthetics, discomfort and other drawbacks associated with conventional orthodontic treatments.

  Traditional Orthodontic Treatment

   Orthodontists apply traditional techniques and principles of treatment developed in the early 20th century. In the U.S., orthodontists treat malocclusion primarily with metal archwires and brackets, commonly referred to as braces. Occasionally, in an attempt to improve treatment aesthetics, orthodontists use ceramic, tooth-colored brackets or bond brackets on the inside, or lingual surfaces, of the patient's teeth. Orthodontists also augment braces with elastics, metal bands, headgear and other ancillary devices.

   The average treatment takes approximately two years to complete and requires several hours of direct orthodontist involvement, or chair time. To initiate treatment, an orthodontist will diagnose a patient's condition and create an appropriate treatment plan. In a subsequent visit, the orthodontist will bond brackets to the patient's teeth with cement and attach an archwire to the brackets. Thereafter, by tightening or otherwise adjusting the braces approximately every six weeks, the orthodontist is able to exert sufficient force on the patient's teeth to achieve desired tooth movement. Because of the length of time between visits, the orthodontist must tighten the braces to a degree sufficient to achieve sustained tooth movement during the interval. In a final visit, the orthodontist removes each bracket and residual cement from the patient's teeth.

   Fees for orthodontic treatment typically range between $3,000 to $5,000 and are generally not reimbursed by insurance. In addition, orthodontists commonly charge a premium for lingual or ceramic alternatives. Fees are based on the difficulty of the particular case and on the orthodontist's estimate of chair time and are generally negotiated in advance. A treatment that exceeds the orthodontist's estimate of chair time generally results in decreased fees per hour of chair time, or reduced profitability for the orthodontist.

  Limitations of Traditional Orthodontic Treatment

   Although braces are generally effective in correcting a wide range of malocclusions, they are subject to many limitations and disadvantages. Conventional orthodontic treatment is associated with:

  . Unattractive appearance. Braces call attention to the patient's condition and treatment. In addition, braces trap food, which can further compromise appearance. Braces can also result in permanent discoloration of teeth. Many adults associate braces with adolescence. As a result of these and other limitations, less than one half of one percent of American adults with malocclusion elect orthodontic treatment annually.

  . Oral discomfort. Braces are sharp and bulky and can abrade and irritate the interior surfaces of the mouth. The tightening or adjustment of braces results in root and gum soreness and discomfort, especially in the days after an orthodontic visit.

  . Poor oral hygiene. Braces compromise oral hygiene by making it more difficult to brush and floss. These problems can result in tooth decay and periodontal damage. Additionally, the bonding of brackets to teeth can cause permanent markings on the teeth.

  . Inability to project treatment. Historically, orthodontists have not had a means to model the movement of teeth over a course of treatment. Accordingly, orthodontists must rely on intuition and judgment to plan and project treatment. As a result, they cannot be precise about the direction or distance of expected tooth movement between patient visits. This lack of predictability may result in unwanted tooth movements and can limit the orthodontist's ability to estimate the duration of treatment. Because most orthodontic treatment is performed on a fixed price basis, extended treatment duration reduces profitability for the orthodontist.

  . Physical demands on orthodontists. The manipulation of wires and brackets requires sustained manual dexterity and visual acuity, and may place other physical burdens on the orthodontist.

  . Root resorption. The sustained high levels of force associated with conventional treatment can result in root resorption, a shortening of tooth roots. This shortening can have substantial adverse periodontal consequences for the patient.

  . Emergencies. At times, braces need to be repaired or replaced on an emergency basis. Such emergencies cause significant inconvenience to both the patient and the orthodontist.

   Due to the poor aesthetics, discomfort and other limitations of braces, relatively few people with malocclusion elect orthodontic treatment. Accordingly, we believe there is a large unmet need for an orthodontic system that addresses these patient concerns. We also believe there is an unmet need among orthodontists for a treatment system that increases the predictability and efficiency of treatment and enhances practice profitability.

The Align Solution

   Our Invisalign System is a proprietary new system for treating malocclusion. The Invisalign System consists of two components: ClinCheck and Aligners.

   ClinCheck. ClinCheck is an interactive Internet application that allows orthodontists to diagnose and plan treatment for their patients. We use a dental impression and a treatment prescription submitted by an orthodontist to develop a customized, three-dimensional treatment plan that simulates appropriate tooth movement in a series of two-week increments. ClinCheck allows the orthodontist to view this three-dimensional simulation with a high degree of magnification and from any angle. Accordingly, ClinCheck enables the orthodontist to project tooth movement with a level of accuracy not previously possible.

   Upon review of the ClinCheck simulation, the orthodontist may immediately approve our projected treatment, or may provide us with feedback for modification. We reflect any requested adjustments in a modified simulation. Upon the orthodontist's approval of the ClinCheck simulation, we use the data underlying the simulation to manufacture the patient's Aligners.

   Aligners. Aligners are custom-manufactured, clear, removable dental appliances that, when worn in prescribed series, provide orthodontic treatment. Each Aligner covers a patient's teeth and is nearly invisible when worn. Aligners are commonly worn in pairs, over the upper and lower dental arches. Aligners are generally worn for consecutive two-week periods which correspond to the approved ClinCheck treatment simulation. After two weeks of use, the patient discards the Aligners and replaces them with the next pair in the series. This process is repeated until the final Aligners are used and treatment is complete. Upon completion of the treatment, the orthodontist may, in his or her discretion, prescribe that the patient wear the final Aligner as a retainer. In our experience to date, the typical Invisalign System patient uses 22 sets of Aligners over 44 weeks of treatment.

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

  Benefits of the Invisalign System

   We believe that the Invisalign System provides benefits to patients and orthodontists that have the potential to establish the System as the preferred alternative to conventional braces.

    Benefits to the Patient

  . Excellent aesthetics. Aligners are nearly invisible when worn, eliminating the aesthetic concerns associated with conventional braces.

  . Comfort. By replacing the six-week adjustment cycle of traditional braces with two-week stages, Aligners move teeth more gently. Also, Aligners are thin, smooth and low in profile. As a result, Aligners are substantially more comfortable and less abrasive than conventional braces.

  . Improved oral hygiene. Patients can remove Aligners for tasks that are difficult with conventional braces, such as eating, brushing and flossing. We believe this feature has the potential to reduce tooth decay and periodontal damage during treatment.

  . Potentially reduced overall treatment time. Aligners control force by distributing it broadly over the exposed surfaces of the teeth. In addition, the ClinCheck simulation from which Aligners are produced is designed to reduce unintended and unnecessary tooth movements. Together, these factors may significantly reduce overall treatment time relative to conventional braces.

  . Potentially reduced root resorption. We believe that controlling force and shortening treatment time has the potential to reduce the incidence of root resorption.

  . Reduced incidence of emergencies. Typically, a lost or broken Aligner is simply replaced with the next Aligner in series, minimizing inconvenience to both patient and orthodontist.

   We believe that these benefits will prove attractive to people who currently do not seek treatment because of the limitations of conventional braces.

    Benefits to the Orthodontist

  . Ability to visualize treatment and likely outcomes. We believe that ClinCheck is the only product that enables orthodontists to preview a course of treatment and the likely final outcome of treatment in an interactive three-dimensional computer model. ClinCheck allows orthodontists to analyze multiple treatment alternatives before selecting the alternative they feel is most appropriate for the patient.

  . Minimal additional training. The biomechanical principles that underlie the Invisalign System are consistent with those of traditional orthodontics. Orthodontists can complete our initial training and certification program within a day.

  . Ease of use. When treating patients with the Invisalign System, orthodontists do not spend their time manipulating wires and brackets. This allows them to spend proportionately more time diagnosing and interacting with their patients.

  . Significantly expanded patient base. We believe the Invisalign System has the potential to transform the practice of orthodontics. Currently, less than one percent of the over 200 million people with malocclusion in the U.S. enter treatment each year. We believe that our System will allow orthodontists to attract patients who would not otherwise seek orthodontic treatment.

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  .  Higher fees. Orthodontists typically charge between $3,000 and $5,000 for a course of conventional treatment. Due to the substantial patient benefits of the Invisalign System, we believe orthodontists offering our System have generally been able to command a significant premium. In our experience, the premiums charged by orthodontists for the Invisalign System have been comparable to other treatment alternatives that attempt to improve the aesthetics of conventional braces, such as ceramic and lingual braces.

  . Decreased orthodontist and staff time. The Invisalign System reduces both the frequency and length of patient visits. The Invisalign System eliminates the need for time-intensive processes such as bonding appliances to the patient's teeth, adjusting archwires during the course of treatment and removing the appliances at the conclusion of treatment. As such, use of the Invisalign System significantly reduces orthodontist and staff chair time and can increase practice throughput.

   We believe the combination of increased patient volume, higher fees per case and reduced chair time has the potential to substantially improve orthodontic practice profitability.

   Limitations of the Invisalign System

   In some instances, the Invisalign System may have certain limitations relative to conventional treatment. Aligners cost more to produce than conventional braces, and we charge orthodontists more than they generally pay for the supplies used in conventional treatment. Depending on the individual pricing policies of each orthodontist, the cost of the Invisalign System to the patient may be greater than for conventional braces. Orthodontists must also incorporate our manufacturing cycle times into their overall treatment plan. Once an orthodontist submits a case to us, there is generally a turn-around time of a month or more before the corresponding Aligners are delivered. Aligners may not be appropriate for all cases, such as unusually severe malocclusion, which may require Aligners to be used in combination with conventional braces for optimal results. In addition, because Aligners are removable, treatment using the Invisalign System depends on patients wearing their Aligners as recommended. Some patients may experience a temporary period of adjustment to wearing Aligners that may mildly affect speech.

   We believe that these limitations are outweighed by the many benefits of the Invisalign System to both patients and orthodontists.

Our Target Market

   Commercial sales of our Invisalign System commenced in the U.S. in July 1999. Since then, over 9,200 patients have entered treatment using the Invisalign System.

   Our 510(k) clearance from the FDA allows us to market the Invisalign System to treat patients with any type of malocclusion. We voluntarily restrict the use of the Invisalign System to adults and adolescents with mature dentition. Individuals with mature dentition have fully erupted second molars and substantially complete jaw growth. This group represents approximately
130 million people in the U.S. Typically, girls by the age of 13 years and boys by the age of 16 years will have developed mature dentition. Currently, we do not treat children whose teeth and jaws are still developing, as the effectiveness of the Invisalign System relies on our ability to accurately predict the movement of teeth over the course of treatment. Based on our clinical studies to date, we recommend that orthodontists use the Invisalign System as a complete treatment for mild and moderate malocclusions and as a component of treatment for unusually severe malocclusions.

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

   Approximately two million patients enter into traditional orthodontic treatment in the U.S. annually. These patients represent less than one percent of the population of people with malocclusion. Of these, over 50%, or more than one million patients, have mature dentition and are therefore natural candidates for the Invisalign System.

   In addition, we believe that we have an immediate and substantial market expansion opportunity. Our market research indicates that the great majority of people with malocclusion who desire treatment do not elect traditional treatment because of its many limitations. We believe that by addressing the primary limitations of braces, our Invisalign System will encourage this group to seek treatment. Adults, who are particularly sensitive to the aesthetic limitations of traditional treatment, represent our most significant market expansion opportunity.

   We are currently focused on the domestic market opportunity but we also believe that a large international market opportunity exists.

Business Strategy

   Our objective is to establish the Invisalign System as the standard method for treating orthodontic malocclusion. Key elements of our strategy include the following:

   Educate orthodontists and stimulate demand for Invisalign System treatment. Our market research indicates that the great majority of people with malocclusion who desire treatment do not elect traditional treatment because of its many limitations. By communicating the benefits of the Invisalign System to both orthodontists and consumers, we intend to significantly increase the number of patients who seek orthodontic treatment annually. As of November 2000, we had trained over 5,300 orthodontists in the U.S. and Canada on the use and benefits of the Invisalign System, and intend to continue training orthodontists at a rapid pace. We have successfully tested consumer advertising in two lead markets and recently initiated a national advertising campaign in order to create awareness of the Invisalign System as a treatment alternative and to establish the Invisalign brand name.

   Communicate practice benefits of the Invisalign System to orthodontists. The Invisalign System provides substantial financial incentives to orthodontists by enabling them to increase patient volume, charge a premium price and reduce chair time per treatment. We intend to continue to emphasize these practice benefits to orthodontists through our sales and training efforts.

   Expand and enhance manufacturing capability. Our manufacturing operations are designed to produce large numbers of custom Aligners at a high level of quality. To improve cost efficiency, we conduct labor intensive processes in relatively low wage countries, including Pakistan and Mexico. We intend to maintain manufacturing capacity in excess of projected demand to reduce the risk that manufacturing capacity constrains our ability to grow. Our proprietary software underlies our manufacturing process. By continually developing this software and other manufacturing processes, we plan to increase the level of production automation. Increased automation will enhance production capacity and reduce both unit costs and production times.

   Extend and defend technology leadership. The Invisalign System represents a significant technological advancement in orthodontics. We believe that our issued patents, multiple pending patents and other intellectual property provide a substantial lead over potential competitors. Our issued U.S. patent is written to broadly cover any algorithmic method of segmenting orthodontic treatment into a sequence of three or more steps, based on calculated initial and final representations of a patient's dentition. We continue to pursue further

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

intellectual property protection through U.S. and foreign patent applications and non-disclosure agreements. We also seek to protect our software, documentation and other written materials under trade secret and copyright laws.

   Expand our target patient base. The Invisalign System can provide complete treatment for those patients with mature dentition and mild or moderate malocclusion. In addition, we believe that the System can provide partial treatment of unusually severe malocclusions. In an effort to demonstrate the System's ability to comprehensively treat such cases, we are undertaking post-marketing studies and making additional improvements to the product.

   Build an international presence. In the near term, we intend to focus our sales and marketing efforts on the U.S. and Canadian market opportunities. However, we are developing our strategy for introducing the Invisalign System in selected international markets. We believe that potential international demand for the Invisalign System exceeds that of our domestic markets.

Manufacturing

   We produce highly customized, close tolerance, medical quality products in volume. To do so, we have developed a number of proprietary processes and technologies. These technologies include complex software solutions, laser, destructive and white light scanning techniques and stereolithography, wax modeling and other rapid prototyping methods.

   We believe the complexity inherent in producing such highly customized devices in volume is a barrier to potential competitors. Furthermore, we believe the sophisticated software we use to guide a custom manufacturing process on a large scale was not available until we developed it.

   Manufacturing is coordinated in Santa Clara, California where, as of November 2000, we employed a manufacturing staff of approximately 250 people. In addition, as of November 2000, we employed a software development team comprising approximately 30 software engineers with backgrounds in computational geometry, animation, computer-aided design and manufacturing industries. We also employ approximately 650 software operators and other staff in our facilities in Lahore, Pakistan, who are responsible for the creation of treatment simulations. In addition, we outsource the fabrication and packaging of Aligners to a contract manufacturer based in Juarez, Mexico.

The Invisalign Treatment Process

   The Invisalign System treatment process comprises the following five stages:

   Orthodontic diagnosis and transmission of treatment data to us. In an initial patient visit, the orthodontist determines whether the Invisalign System is an appropriate treatment. The orthodontist then prepares treatment data which consists of an impression of the relevant dental arches, x-rays of the patient's dentition, photographs of the patient, a wax bite depicting the relationship between the patient's upper and lower dental arches and an Invisalign System treatment planning form, or prescription. The impression is a critical component as it depicts the three-dimensional geometry of the patient's teeth and hence forms the basis for our computer models. An impression requires the patient to bite into a viscous material. This material hardens, capturing the shape of the patient's teeth. The prescription is also a critical component, describing the desired positions and movement of the patient's teeth. The orthodontist sends the treatment data to our Santa Clara facility.

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   Preparation of three-dimensional computer models of the patient's initial malocclusion. Upon receipt, we use the treatment data to construct plaster models of the patient's dentition. We scan the plaster models to develop a digital, three-dimensional computer model of the patient's current dentition. We then transmit this initial computer model together with the orthodontist's prescription via the Internet to our facilities in Lahore, Pakistan.

   Preparation of computer-simulated treatment and viewing of treatment using ClinCheck. In Pakistan, we transform this initial model into a customized, three-dimensional treatment plan that simulates appropriate tooth movement in a series of two-week increments. This simulation is then transmitted back to our Santa Clara facility for review. Upon passing review, the simulation is then delivered to the prescribing orthodontist via ClinCheck on our website at www.invisalign.com. The orthodontist then reviews the ClinCheck simulation on a computer and, on occasion, asks us to make adjustments. By reviewing and amending the treatment simulation, the orthodontist retains control over the treatment plan and, thus, participates in the customized design of the Aligners. At this point, the orthodontist may also invite the patient to review ClinCheck, allowing the patient to see the projected course of treatment. The orthodontist then approves the proposed treatment and, in doing so, engages us for the manufacture of corresponding Aligners.

   Construction of molds corresponding to each step of treatment. We use the approved ClinCheck simulation to construct a series of molds of the patient's teeth. Each mold is a replica of the patient's teeth at each two-week stage of the simulated course of treatment. These molds are fabricated at our Santa Clara facility using custom manufacturing techniques that we have adapted for use in orthodontic applications.

   Manufacture of Aligners and shipment to orthodontist. We ship these molds to Juarez, Mexico, where our contract manufacturer fabricates Aligners by pressure forming polymeric sheets over each mold. The Aligners are then trimmed, polished, cleaned, packaged and, following final inspection, shipped directly to the prescribing orthodontist. In certain cases, orthodontists may use the Invisalign System in conjunction with clear attachments bonded to the patient's teeth. These attachments are used to increase the force applied to a tooth or teeth in circumstances where the Aligners alone may have difficulty in effecting the desired movement.

   To date, we have shipped Aligners in batches. The first batch, which typically represents the first several months of treatment, is produced once the prescribing orthodontist approves ClinCheck. Thereafter, Aligners are sent at approximately six month intervals until treatment is complete. We are in the process of changing the pattern of Aligner shipments. We intend to ship all the Aligners associated with a given case in a single batch beginning in early 2001.

  Throughput Management

   Because we manufacture each case on a build-to-order basis, we cannot build inventories. As a result, we must conservatively build manufacturing throughput for anticipated demand. To increase throughput, we must improve the efficiency and increase the scale of our manufacturing processes.

   In order to increase the efficiency of our manufacturing processes, we focus our efforts on software development and the improvement of rate-limiting processes, or bottlenecks. Our next generation of software is being developed to enhance computer analysis of treatment data, reducing time spent for each case on manual and judgmental tasks, thereby increasing the efficiency of our technicians in Pakistan. We are also developing an automated system for the fabrication of Aligners currently conducted in Mexico.

   In order to scale our manufacturing capacity, we continue to add labor and invest in facilities and capital equipment. In particular, we recently expanded our operations to two facilities in Santa Clara, California, together totaling approximately 70,000 square feet, which serve as our manufacturing headquarters. We are also expanding our technician base in Pakistan and continue to hire in Santa Clara.

  Quality Assurance

   Our quality assurance team maintains compliance with FDA regulations, monitors customer satisfaction with our products and services, and helps ensure a high level of quality of final product. The prescribing orthodontist's review of the ClinCheck treatment simulation represents an important step in our overall quality control procedures.

   Because we custom manufacture Aligners on a build-to-order basis, we do not offer refunds on our products. However, Aligners are subject to the Invisalign product warranty, which covers defects in materials and workmanship. Defective or broken Aligners must be returned to us for credit evaluation. In the event that returned Aligners fall within the scope of the Invisalign product warranty, we will replace the Aligners at our expense. Our warranty is contingent upon proper use of the Aligners for the purposes for which they are intended. If a patient chooses not to wear the Aligners, any additional Invisalign treatment requested as a result is provided at the orthodontist's expense.

   The Invisalign product warranty does not provide any assurances regarding the outcome of treatment using the Invisalign System. However, if actual treatment results deviate significantly from the approved ClinCheck treatment plan, the orthodontist may request a mid-course correction under the Invisalign product warranty. These deviations have typically been the result of unpredictable biological factors such as variations in bone density or tooth topography and abnormal jaw growth. A mid-course correction requires that the orthodontist submit new molds of the patient's dentition to us. We use the molds to create a new ClinCheck treatment plan for the orthodontist to approve, from which a successive series of Aligners will be produced that will allow the patient to finish treatment. The Invisalign product warranty provides that we will provide patients with one mid-course correction at our expense to address significant deviations from the approved ClinCheck treatment plan. Mid-course corrections have only been requested in a limited number of cases.

   In the event that an orthodontist wishes to effect additional adjustments to a patient's treatment when the actual treatment results are in accordance with the approved ClinCheck treatment plan, the orthodontist may request a mid-course correction or additional Aligners. However, in these cases, the mid-course correction and additional Aligners are provided at the orthodontist's expense. In addition, should an orthodontist request a replacement for a lost Aligner, we charge the orthodontist for the cost of the replacement Aligner.

Sales and Marketing

   We market the Invisalign System by communicating the System's benefits directly to consumers with a nationwide advertising campaign. Based on our experience with advertising and commercial sales in our test markets, we believe that making consumers aware of the Invisalign System as a new treatment alternative generates significant demand for the System. In order to serve anticipated demand in North America, we are training a broad base of orthodontists.

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

  Consumer Marketing

   We tested our consumer marketing strategy in two markets, Austin, Texas and San Diego, California. Based on the positive results of these initial marketing efforts, we recently have launched a nationwide consumer marketing campaign to create awareness and stimulate demand for the Invisalign System. Our national consumer marketing efforts primarily focused on television advertising and will be supported by print, public relations and direct mail campaigns.

   Our experience indicates that prospective patients exposed to our advertising seek information from four primary sources:

  .  a general practice dentist;

  .  an orthodontist;

  .  our toll-free support line (1-800-INVISIBLE); and

  .  our website (www.invisalign.com).

   Our marketing efforts have generated substantial consumer interest directed toward our telephone support line and our website. In the first five weeks of our national advertising campaign, our support line received approximately 150,000 calls and we received a comparable number of visitors to our website. Our telephone support line and our website not only provide consumers with information on the Invisalign System, but, importantly, also allow us to channel consumer interest to orthodontists of our choice. We outsource the telephone support function to a large national call center operator.

  Professional Marketing

   As of November 2000, our sales team consisted of 29 salespeople experienced in orthodontic product sales. Approximately 25 technical support staff, together with the marketing department and our in-house orthodontic staff, support the sales team. Our sales and support staff has been engaged in marketing the Invisalign System to orthodontists since July 1999. Professional marketing consists of training orthodontists and assisting them in building their practices. In addition, we are creating awareness of the System among general practice dentists to help them refer patients to orthodontists.

   As of November 2000, we had trained over 5,300 orthodontists, representing over 60% of the orthodontists in the U.S. and Canada. Over 2,000 of those orthodontists had submitted one or more cases to us by November 2000. Our sales and orthodontic teams conduct training primarily in a workshop format. The key topics covered in training include case selection criteria, instructions on filling out the Invisalign prescription form, guidance on pricing and instructions on interacting with our ClinCheck software and the many other features of our website.

   The Invisalign System relies on the same orthodontic principles that apply to traditional treatment, and we present our training material in a manner consistent with orthodontists' training and experience. As a result, we are able to complete these training workshops within one day. Our success in training a large number of orthodontists confirms our belief that training represents a minimal barrier to adoption for most orthodontists.

   After training, sales representatives follow up with orthodontists to ensure that their staff is prepared to handle Invisalign System cases. Such follow up may include assisting orthodontists in taking dental impressions, establishing an Internet connection and familiarizing them with our website. Sales representatives may also provide practice-building assistance, including helping orthodontists market to local general practice dentists and to prospective patients through direct mail or other media. Indeed, many practices have commenced promotional activity in their local region with our assistance.

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

   To facilitate adoption of the Invisalign System, we sell machines to some of our customers to assist them in preparing the impressions required for submission of Invisalign cases. These machines are manufactured by ESPE America, Inc.

   We have developed a system of tiering orthodontists that encourages our sales force to devote more time to those orthodontists most proficient in the use of the Invisalign System.

   We use objective criteria, primarily the number of cases initiated with the Invisalign System, to tier orthodontists. Inquiries from prospective patients through our customer call center and our website are directed to higher tier orthodontists. We believe the tiering process will rapidly increase the penetration of our product within selected orthodontists' offices.

   General dentists play an important role in informing their patients about orthodontics and are a key source of referrals to orthodontists. There are over 120,000 active general practice dentists in the U.S. and Canada. We have commenced educating these general dentists and staff to encourage them to recommend the Invisalign System to their patients. We communicate with the dental community using a combination of direct mail, telemarketing, journal advertising and trade shows.

Research and Development

   As of November 2000, our research and development team consisted of 16 individuals with medical device development, orthodontic and other relevant backgrounds. Our research and development expenses to develop the Invisalign System totaled $405,000 for the year ended December 31, 1997, $1.5 million for the year ended December 31, 1998, $4.2 million for the year ended December 31, 1999 and $5.9 million for the nine months ended September 30, 2000.

   Prior to commercial launch in July 1999, our research and development strategy had three primary objectives: developing the Invisalign System, establishing the ability of the System to treat malocclusion and developing software and processes to enable the manufacture of Aligners in volume. Since our commercial launch, our research and development effort has focused on extending the range of clinical applicability of the Invisalign System, enhancing the software used in the manufacturing process and enhancing our line of products.

   We are conducting a number of post-marketing studies to establish the effectiveness of the System in comprehensively treating unusually severe cases of malocclusion. We are developing a next-generation of software primarily to increase our manufacturing capacity and efficiency. Our product development team is testing enhanced materials and a number of complementary products that we expect will provide additional revenue opportunities.

Intellectual Property

   We believe our intellectual property position represents a substantial business advantage. We have one issued U.S. patent and 46 pending U.S. patent applications. We have two foreign-issued patents and 111 pending foreign patent applications. The issued U.S. patent is written to cover any algorithmic method of segmenting orthodontic treatment into a sequence of three or more steps, based on calculated initial and final representations of a patient's dentition.

   We continue to pursue further intellectual property protection through U.S. and foreign patent applications and non-disclosure agreements. We also seek to protect our software, documentation and other written materials under trade secret and copyright laws. We cannot assure you that patents will be issued as a result of any patent application or that patents that have been issued to us or may issue in the future will be found to be valid and enforceable and sufficient to protect our technology or products.

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

Competition

   We are not aware of any company that has developed or is marketing a system comparable to our Invisalign System. However, we compete for the attention of orthodontists with manufacturers of other orthodontic products. These suppliers include manufacturers of traditional orthodontic appliances such as 3M Company, Sybron International Corporation and Dentsply International, Inc.

   We believe that, in addition to price, the principal competitive factors in the market for orthodontic appliances include the following factors:

  .  aesthetic appeal of the treatment method;

  .  comfort associated with the treatment method;

  .  effectiveness of treatment;

  .  ease of use; and

  .  orthodontist chair time.

   We believe that the Invisalign System compares favorably with respect to each of these factors.

Government Regulation

   FDA Regulation of Medical Devices. The Invisalign System is regulated as a medical device. Accordingly, our product development, labeling, manufacturing processes and promotional activities are subject to extensive review and rigorous regulation by government agencies in countries in which we sell our products.

   In the U.S., the FDA regulates the design, manufacture, distribution, preclinical and clinical study, clearance and approval of medical devices. Medical devices are classified in one of three classes on the basis of the controls necessary to reasonably assure their safety and effectiveness. Class I or II devices require the manufacturer to submit a premarket notification requesting permission for commercial distribution, which is known as 510(k) clearance. Class III devices, which are deemed by the FDA to pose greater risk than Class I and II devices, require FDA approval of a premarket approval application which includes, among other things, extensive preclinical and clinical trial data and information about the device's and its components' design, manufacturing and labeling.

   The Invisalign System is a Class I device, the least stringent class, which only requires general controls, including labeling, premarket notification and adherence to the FDA's Quality System regulations. In addition, because the Invisalign System is a Class I device, we are required to register contract manufacturers located outside the U.S. with the FDA. Accordingly, we have registered our Mexico-based contract manufacturer, Elamex. Elamex is certified under ISO, an internationally recognized quality standard, and also performs subcontractor manufacturing for other U.S.-based medical device companies. Our quality system and procedures are set up to comply with all FDA regulations. Elamex has dedicated an area in its facilities and personnel for our exclusive use. We have supplied Elamex with procedures for how to manufacture and ship our products and have trained Elamex's personnel, thus assuring compliance with FDA regulations as long as the procedures are followed. We conduct frequent visits to the Mexico facility to monitor Elamex's performance and its compliance with our procedures.

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

   In November 1998, our Invisalign System received 510(k) Pre-Market Notification by the FDA, allowing us to market the Invisalign System in the U.S. In addition, we have recently applied for FDA registration for our Santa Clara facility. The manufacture and distribution of the Invisalign System are subject to continuing regulation by the FDA. We are subject to routine inspections by the FDA to determine compliance with facility registration, product listing requirements, medical device reporting regulations and Quality System requirements. The Quality System regulation is similar to good manufacturing practices and relates to product testing and quality assurance, as well as the maintenance of records and documentation.

   If the FDA finds that we have failed to comply, it can institute a wide variety of enforcement actions against us, ranging from a public Warning Letter to more severe sanctions, including but not limited to financial penalties, withdrawal of 510(k) premarket notification clearances already granted, and criminal prosecution.

   When introduced in Europe, the Invisalign System will be regulated as a custom device. As such, we will not be subject to regulations promulgated by the European Community, although we have the option to CE mark our product. We are working toward the certification of our manufacturing process under ISO 9001, which will facilitate the commercialization of the Invisalign System outside the U.S.

   Other Federal and State Laws. As a participant in the health care industry we are subject to extensive and frequently changing regulation under many other laws administered by governmental entities at the federal, state and local levels, some of which are, and others of which may be, applicable to our business. Furthermore, our health care service provider customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

   Laws regulating medical device manufacturers and health care providers cover a broad array of subjects. For example, the confidentiality of patient medical information and the circumstances under which such information may be released for inclusion in our databases, or released by us to third parties, are subject to substantial regulation by state governments. These state laws and regulations govern both the disclosure and the use of confidential patient medical information and are evolving rapidly. In addition, provisions of the Social Security Act prohibit, among other things, paying or offering to pay any remuneration in exchange for the referral of patients to a person participating in, or for the order, purchase or recommendation of items or services that are subject to reimbursement by Medicare, Medicaid and similar other federal or state health care programs. Most states have also enacted illegal remuneration laws that are similar to the federal laws. These laws are applicable to our financial relationships with, and any marketing or other promotional activities involving, our orthodontist customers. Finally, various states regulate the operations of an advertising and referral service for dentists, and may require registration of such services with a state agency as well as compliance with various requirements and restrictions on how they conduct business and structure their relationships with participating dentists. Violations of any of these laws or regulations could subject us to a variety of civil and criminal sanctions.

Employees

   As of November 2000, we had approximately 1,080 employees, of whom approximately 430 were employed in the U.S., with the balance employed in Pakistan. Of our 430 U.S. employees, approximately 250 are employed in manufacturing, 30 are software engineers, 29 are sales representatives, 25 are customer support staff, 16 are employed in research and development and 80 are employed in various management, administrative and support positions.

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

   We employ a staff of approximately 650 employees in our two facilities in Pakistan, most of whom are computer operators and approximately 50 of whom are dental and orthodontic supervisors. We believe that our relations with our employees are good.

Facilities

   Our headquarters are located in Santa Clara, California. We lease approximately 70,000 square feet of space where we house our manufacturing, customer support, software engineering and administrative personnel. The lease for the larger of the two Santa Clara facilities will expire in August 2005, while the lease for the smaller facility, roughly 15,000 square feet, will expire in August 2002. The combined monthly rent for the Santa Clara facilities is approximately $240,000.

   We operate two facilities in Pakistan, both in the city of Lahore. Each facility accommodates approximately 325 employees. The main facility comprises over 5,000 square feet of office space. The lease for this facility expires at the end of 2002. The second facility comprises over 10,000 square feet of office space. The lease for this facility expires in August 2010.

Legal Proceedings

   In January 2000, Ormco Corporation filed suit against us asserting infringement of U.S. Patent Nos. 5,447,432 and 5,683,243. The complaint sought unspecified and monetary damages and injunctive relief. In March 2000, we answered the complaint and asserted counterclaims seeking a declaration by the Court of invalidity and non-infringement of the asserted patents.

   In June 2000, we entered into a Stipulation of Dismissal with Ormco. Ormco agreed for a period of at least two years not to pursue litigation with respect to these patents, except as set forth below. Further, Ormco agreed that it would not bring any patent action against us for at least a period of one year with respect to any as yet unissued patents. If Ormco were to bring such an action concerning as yet unissued patents after one year, the Stipulation of Dismissal would allow Ormco to include in such an action claims involving U.S. Patent Nos. 5,447,432 and 5,683,243. No assurance can be given that Ormco will not bring another action against us or, that if brought, it will not be successful. Should the suit be recommenced and should our technology be found to infringe, we would have to seek a license from Ormco, which license might not be available on commercially reasonable terms or at all. In that event, we could be subject to damages or an injunction which could materially adversely affect our business. It is possible that, depending on the scope of any new patents that are issued to Ormco, Ormco will bring another patent action after a period of one year has passed.

   The claims at issue in the Ormco suit relate to methods and systems for forming and manufacturing custom orthodontic appliances. The relevant claims are limited to the calculation of the final positioning of a patient's teeth based upon a derived or ideal dental archform of the patient. The treatment plan simulation developed in our Pakistan facilities determines the final positioning of a patient's teeth but not based on a derived or ideal dental archform of the patient.

   From time to time, we have received, and may again receive, letters from third parties drawing our attention to their patent rights. While we do not believe that we infringe any such rights which have been brought to our attention, there may be other more pertinent rights of which we are presently unaware.

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                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth information regarding our executive officers and directors as of November 30, 2000:

Name                     Age Position
----                     --- --------
Zia Chishti............. 29  Chief Executive Officer and Chairman of the Board
Kelsey Wirth............ 30  President, Secretary and Director
Stephen Bonelli......... 38  Chief Financial Officer and Vice President, Finance
Amir Abolfathi.......... 35  Vice President, Research and Development
Joe Breeland............ 48  Vice President, Sales
Len Hedge............... 43  Vice President, Manufacturing
James Heslin............ 49  Vice President, General Counsel
Christian Skieller...... 52  Vice President, Operations
Ike Udechuku............ 34  Vice President, Corporate Strategy
Ken Vargha.............. 36  Vice President, Marketing
Ross Miller, DDS, MS.... 39  Chief Clinical Officer
Peter Riepenhausen...... 64  Chairman, Align Technology, Europe
Charlie Wen............. 34  Chief Technology Officer
H. Kent Bowen........... 58  Director
Brian Dovey............. 59  Director
Joe Lacob............... 43  Director
Mark Logan.............. 61  Director

   Zia Chishti is one of our founders and has served as our Chief Executive Officer and the Chairman of our Board of Directors since inception. From July 1992 to September 1995, Mr. Chishti worked for Morgan Stanley's investment banking division. Mr. Chishti received his M.B.A. from Stanford University's Graduate School of Business and his B.S. and B.A. from Columbia College.

   Kelsey Wirth is one of our founders and has served as our President and Secretary and as a director since inception. From 1993 to 1995, Ms. Wirth worked for the Environmental Working Group and World Resources Institute as an environmental consultant, and in 1992 she worked for the Lamm Senate campaign as director of constituency outreach. Ms. Wirth received her M.B.A. from Stanford University's Graduate School of Business and her B.A. from Harvard College.

   Stephen Bonelli has served as our Chief Financial Officer and Vice President of Finance since November 2000. From April 2000 to November 2000, Mr. Bonelli was a financial consultant for various medical device and telecommunications companies. From February 2000 to April 2000, Mr. Bonelli was the Chief Financial Officer and Treasurer at Oplink Communications, Inc., an optical networking components company. Prior to joining Oplink, Mr. Bonelli was the Chief Financial Officer, Vice President of Finance and Administration and Treasurer of General Surgical Innovations, Inc., a medical device company, from September 1994 until shortly after General Surgical Innovations was acquired by Tyco International Ltd. in November 1999. From November 1993 to August 1994, Mr. Bonelli held a financial management position at Coactive Computing Corporation, a computer networking company. Mr. Bonelli received his B.S. in business administration from California Polytechnic State University, San Luis Obispo. Mr. Bonelli is a Certified Public Accountant.

   Amir Abolfathi has served as our Vice President of Research and Development since March 2000. From November 1999 to March 2000, Mr. Abolfathi served as our Senior Director of Planning and Execution. Mr. Abolfathi served as a consultant for a number of medical device companies from February 1999 through November 1999. From April 1995 through January 1999, Mr. Abolfathi served as Senior Director of Research and Development for EndoTex Interventional Systems, Inc., a company focused on the treatment of neurovascular diseases which he co-founded. From 1991 to 1995, he served as Program Manager at Pfizer, Inc. From 1989 to 1991, Mr. Abolfathi served as Group Leader of Reliability Engineering at Guidant Corporation. Mr. Abolfathi received his M.S. in engineering management from the University of Southern California and his B.S. in biomedical engineering from the University of California at San Diego.

   Joe Breeland has served as our Vice President of Sales since August 1998. Mr. Breeland was Regional Manager for the "A" Company Orthodontics, a leading manufacturer of orthodontic devices. Prior to that, Mr. Breeland served as Southwest Regional Manager for Allergan, Inc., a manufacturer and distributor of ophthalmic implantables and associated capital equipment, and National Sales Director for Ioptex Research, a manufacturer of intraocular lenses. Mr. Breeland received his M.B.A. from Golden Gate University and his B.S. in pharmacy from the University of Texas.

   Len Hedge has served as our Vice President of Manufacturing since January 1999. Mr. Hedge served as Vice President of Operations for Plynetics Express Corporation, a rapid-prototyping and stereolithography services supplier, from December 1996 to December 1998. From October 1991 to December 1996, Mr. Hedge worked at Beckman Instruments Corporation as Manager for Prototype Manufacturing and Process Development. Prior to joining Beckman, Mr. Hedge spent 13 years with General Dynamics Corporation, holding positions of increasing responsibility from Machinist to Manager of Mechanical Fabrication. Mr. Hedge received his B.S. from La Verne University.

   James Heslin has served as our Vice President and General Counsel since August 2000. Since 1986, Mr. Heslin was a Partner at Townsend, Townsend and Crew LLP. Mr. Heslin was head of the firm's Medical Device Practice Group and a member of its Executive Committee. Mr. Heslin's practice concentrated on advising clients on how to best obtain, protect, and enforce their intellectual property rights. Prior to Townsend, Townsend and Crew LLP, Mr. Heslin was a patent attorney with FMC Corporation and a process engineer with Fluor Corporation. Mr. Heslin received his J.D. from the University of California's Boalt Hall School of Law and his B.S. in chemical engineering from University of California at Santa Barbara.

   Christian Skieller has served as our Vice President of Operations since July 2000. From November 1998 to June 2000, Mr. Skieller served as Vice President of Operations at CardioVention, a medical device company. From August 1996 through May 1998, he was Vice President of Operations at CardioThoracic Systems, a manufacturer of devices for cardiac surgery. From January 1992 through July 1996, Mr. Skieller served as Vice President of Manufacturing for Medtronic CardioRhythm, a manufacturer of catheters for electrophysiology. Mr. Skieller received his M.B.A. from Stanford University's Graduate School of Business and his B.S. from the Technical University in Copenhagen, Denmark.

   Ike Udechuku has served as our Vice President of Corporate Strategy since November 2000. From January 2000 until July 2000, Mr. Udechuku served as one of our consultants in various financial positions. In July 2000, he became an employee, serving as Chief Financial Officer from July 2000 to November 2000. From 1989 to January 2000, Mr. Udechuku worked for Morgan Stanley's investment banking division in London, most recently as an Executive Director. While at Morgan Stanley, Mr. Udechuku concentrated on mergers and acquisitions and capital raising for European clients. From 1985 to 1989, Mr. Udechuku worked for the Australian government in the Treasury. Mr. Udechuku graduated with B.A. degrees in both economics and law from the Australian National University in 1988.

   Ken Vargha has served as our Vice President of Marketing since September 1998. From November 1994 through August 1998, Mr. Vargha served in a number of positions for Pharmacia & Upjohn, Inc. including Brand Manager, Senior Brand Manager and Director of Marketing. At Pharmacia & Upjohn, Mr. Vargha was responsible for the strategic direction, marketing research, and advertising development for Pharmacia & Upjohn's hair care brands, of which Rogaine is the largest. Prior to that, Mr. Vargha worked in beauty care at both Maybelline, Inc., where he was responsible for a targeted line of cosmetics, and at the Procter & Gamble Company, where Mr. Vargha was responsible for the advertising and launch of Pantene Pro-V styling products. Mr. Vargha received his M.B.A. from the University of California at Los Angeles' Anderson School of Business and his B.A. from Brigham Young University.

   Ross Miller, DDS, MS, has served as our Chief Clinical Officer since July 1998. Dr. Miller served in private clinical practice for seven years prior to joining us, most recently as Dental Director for the Tuolumne Indian Health Center. Dr. Miller received his M.S. and B.S. in Oral Biology from the University of California at San Francisco, his D.D.S and Certificate of Orthodontics from the University of California at San Francisco and his B.S. in Biological Sciences from the University of California at Irvine.

   Peter Riepenhausen has served as our Chairman, Align Technology, Europe since September 2000. From March 1998 to September 2000, Mr. Riepenhausen was a business consultant. From 1994 to 1998, Mr. Riepenhausen was President and Chief Executive Officer of ReSound Corporation, a hearing aid producer. Since September 2000, Mr. Riepenhausen has served as a director of GAP A.G. and as a director of Advanced Polymer Systems, Inc. since 1991. From January 1987 until September 1989, Mr. Riepenhausen served as Vice Chairman of the board of directors of the Cooper Companies, Inc., a medical device company serving the vision and surgical markets. Mr. Riepenhausen has also held executive positions with Blendax- Werke R. Schneider Gmbh & Co. and PepsiCo Inc. Mr. Riepenhausen received his Industrie- Kaufman degree in Commerce from IHK, Wuerzburg, Germany.

   Charlie Wen has served as our Chief Technology Officer since July 2000, having joined us as Director of Software Engineering in June 1998. Mr. Wen has over 10 years of working experience specializing in high end 3D computer graphics/animation, computational geometry and pattern recognition. From January 1997 to June 1998, Mr. Wen served as Software Engineering Project Manager for Sony Pictures Corporation, Special Effects Division. From December 1993 to January 1997, Mr. Wen was a Senior Software Engineer for the McNeal Schwendler Corporation, a leading CAD/CAM/CAE software provider. Mr. Wen received his M.S. degree in Computer Science from the California Institute of Technology and his B.S. degree from University of Science and Technology, China. Mr. Wen is a two-time winner of the Chinese National Mathematics Award.

   H. Kent Bowen has served as a director since May 2000. Mr. Bowen has been the Bruce Rauner Professor in Business Administration at Harvard University's Graduate School of Business Administration since 1992. Professor Bowen's current research and teaching is in the field of operations and technology management. From 1975 to 1992, Professor Bowen was the Ford Professor of Engineering at the Massachusetts Institute of Technology, where he was the founder of Leaders for Manufacturing, a joint research and education program developed by M.I.T.'s School of Engineering and the Sloan School of Management. At M.I.T., Professor Bowen's research focused on advanced materials, materials processing, technology management and manufacturing. Professor Bowen is a member of the National Academy of Engineering and the American Academy of Arts and Sciences, a fellow of the American Association for the Advancement of Science, and a member of several professional societies. He serves as a director of Ceramics Process Systems, a developer of thermal management solutions, and for a number of private companies. He received his Ph.D. from M.I.T in Engineering, and his B.S. from the University of Utah.

   Brian Dovey has served as a director since July 1998. Mr. Dovey has been a Managing Member of Domain Associates, L.L.C., a venture capital firm, since 1988. Since joining Domain, he has served as Chairman of Athena Neurosciences, Creative BioMolecules, Inc. (now Curis, Inc.) and Univax Biologics. Mr. Dovey is currently a director of Connetics Corporation and Ista Pharmacitules Inc., both biopharmaceutical companies and Cardiac Sciences, a developer of cardiac defibrillator devices, as well as several private companies. From 1986 to 1988, Mr. Dovey served Rorer Group (now Aventis) as President. Mr. Dovey has served as both President and Chairman of the National Venture Capital Association and is on the Board of Trustees for the Cornell Institute and the University of Pennsylvania School of Nursing. Mr. Dovey is a former Board Member of the Health Industry Manufacturers Association and the Non-Prescription Drug Manufacturers Association. Mr. Dovey received his M.B.A. from Harvard University's Graduate School of Business and his B.A. from Colgate University.

   Joseph Lacob has served as a director since August 1997 and has been a Partner of Kleiner Perkins Caufield and Byers, a venture capital firm, since May 1987. Prior to that, Mr. Lacob was an executive with Cetus Corporation, a biotechnology company, and FHP International, a health maintenance organization and the management consulting firm of Booz, Allen & Hamilton. Since joining Kleiner Perkins Caufield and Byers in 1987, Mr. Lacob has led Kleiner Perkins Caufield and Byers' investments in over 30 life science companies, including the start-up or incubation of a dozen ventures. He leads Kleiner Perkins Caufield and Byers' growing medical technology practice, which includes over 30 therapeutic and diagnostic medical device companies. Mr. Lacob is also active in Kleiner Perkins Caufield and Byers' new media and e-commerce company initiatives. Mr. Lacob currently serves on the board of directors of three public companies including Corixa Corporation, a biopharmaceutical company, Heartport, Inc., a medical device company, and SportsLine.com, an Internet-based sports media company, as well as several other privately held companies. Mr. Lacob received his M.B.A. from Stanford University's Graduate School of Business, his M.P.H. in Public Health from University of California at
Los Angeles and his B.S. in Biological Sciences from the University of California at Irvine.

   Mark Logan has served as a director since May 2000. Mr Logan is Chairman of the Board and Chief Executive Officer of VISX, Inc., a medical equipment manufacturing company which he joined in November 1994. From 1992 to 1994, Mr. Logan was Chairman of the Board, President and Chief Executive Officer of Insmed Pharmaceuticals, Inc., a development stage biopharmaceutical company. From 1981 to 1985, Mr. Logan was President of Bausch and Lomb's Health Care and Consumer Group and also served on the board of directors. From 1975 to 1981, Mr. Logan served as Consumer Group President of Becton, Dickinson & Co.'s worldwide diabetes syringe business. From 1967 to 1974, Mr. Logan served as President and General Manager of American Home Products Corporation's Mexican subsidiary. He serves as a director on the boards of Abgenix, Inc., a biopharmaceutical company, VIVUS, Inc., a drug development company, and Somnus Medical Technologies, Inc., a medical device company. Mr. Logan is a graduate of Hiram College, the Program for Management Development at Harvard University and was a Woodrow Wilson Fellow at New York University.

Scientific Advisory Board

   We employ a scientific advisory board, comprised of leading clinicians and scientists, to serve as advisors and liaisons to the orthodontic community. The current members of the scientific advisory board are:

   Dr. Robert Boyd is Professor and Chairperson of the Department of Orthodontics at the University of Pacific School of Dentistry. His practice and clinical research focuses on the orthodontic-periodontic relationship. In this area, he has published more than 100 scientific articles and given more than 200 continuing education courses and lectures to dental groups around the world. Dr. Boyd is a Diplomate of the American Board of Orthodontics, a Fellow of the American College of Dentistry, a member of the E.H. Angle Society and has received many teaching awards. Dr. Boyd received his D.D.S. from Temple University, his M.A. in Education from the University of Florida, his B.S. from Indiana University and his Certificates of Orthodontics and Periodontics from the University of Pennsylvania.

   Dr. Donald Kennedy is President Emeritus of Stanford University and Bing Professor of Environmental Science. From 1977 to 1979, Dr. Kennedy was Commissioner of the U.S. Food and Drug Administration. Following his return to Stanford in 1979, Dr. Kennedy served for 12 years as President of the University. Dr. Kennedy serves as a member of the Board of Directors of the Health Effects Institute and Children Now. He is also a member of the National Academy of Sciences, the American Academy of Arts and Sciences and the American Philosophical Society. Dr. Kennedy received his Ph.D., M.S. and A.B. degrees in Biology from Harvard University. In June 2000, Dr. Kennedy began a term as Editor-in-Chief of Science, the Journal of the American Association for the Advancement of Science.

   Dr. Gregory King is Professor and Chairman of the Department of Orthodontics at the University of Washington's School of Dentistry. Dr. King received the Milo Hellman Research Award of the American Association of Orthodontics for his outstanding contributions to orthodontic research. Prior to joining the University of Washington, Dr. King was Professor and Chairman of the Department of Orthodontics at the University of Florida. Dr. King is a Diplomate of the American Association of Orthodontists. He received his D.M.D. from Tufts University, his Ph.D. and B.A. from Brown University and his Certificate in Orthodontics from Harvard University.

   Dr. Elizabeth Rekow is Professor and Chairperson of the Department of Orthodontics at the University of Medicine and Dentistry of New Jersey, a visiting Professor of the Department of Mechanical Engineering at the University of Maryland and the Director of the Associated Institutions for Material Science. She has focused her teaching and research on the interaction between engineering, advanced materials and dentistry and in these fields has published numerous articles. Dr. Rekow is a member of the E.H. Angle Society, a member of the International and American Associations for Dental Research and a fellow of the Academy of Dental Materials. Dr. Rekow received her D.D.S., her Ph.D. in Biomedical Engineering and her Orthodontic Certificate from the University of Minnesota.

   Dr. Van P. Thompson is Associate Dean for Research and Professor of Prosthodontics and Biomaterials at the University of Medicine and Dentistry of New Jersey. Dr. Thompson has published many articles and made numerous presentations on dental materials in the U.S. and internationally. Co-developer of the etched casting resin bonded retainer, Dr. Thompson has published and presented extensively in this area. He has served on the ADA Council on Dental Materials Instruments and Equipment and is Chair of the ADA Council on Scientific Affairs. Dr. Thompson received his D.D.S. from the University of Maryland, his Ph.D. in Biology and his B.S. in Biology and Biophysics from the Rensselaer Polytechnic Institute.

Board of Directors

   We currently have six directors. Other than expenses in connection with attendance at meetings and other customary expenses, we have not provided cash compensation to any non-employee member of the board. Directors who are also employees do not receive additional compensation for serving as directors. As of November 30, 2000, the directors have been granted options to purchase an aggregate of 248,000 shares of our common stock.

   Under the automatic option grant program which will be in effect for the non-employee board members under the 2001 Stock Incentive Plan, each non-employee board member will receive an automatic option grant for 8,000 shares at each annual stockholders meeting during his or her period of continued service on the board, with such shares to vest upon completion of one year of board service measured from the grant date. Each new non-employee board member will receive, at the time of his or her initial election or appointment to the board, an automatic option grant for 32,000 shares which will vest in four successive equal annual installments over his or her first four years of board service. For further information concerning the automatic option grant program, see "--Compensation Plans."

   Our bylaws provide that the number of members of our board of directors shall be determined by the board of directors. All members of our board of directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified.

Committees of the Board of Directors

   The audit committee is composed of Brian Dovey, Joseph Lacob and Mark Logan. It is responsible for reviewing and evaluating our financial control, audit and reporting functions. In addition, the audit committee makes recommendations to the board of directors regarding the selection of our independent accountants, reviews the fees to be paid to our independent accountants and reviews any independence issues with our independent accountants.

   The compensation committee is composed of Kent Bowen, Brian Dovey and Mark Logan. It recommends to our board of directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits to our employees.

Executive Officers

   Each officer is elected by, and serves at the discretion of, the board of directors. Each of our officers and directors, other than non-employee directors, devotes full-time to our affairs. Our non-employee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees.

Executive Compensation

   The following table sets forth information concerning compensation that we paid during the fiscal year ended December 31, 1999, to our Chief Executive Officer and to each of our four other most highly compensated executive officers for that fiscal year, referred to collectively in this prospectus as the named executive officers. There were no long-term compensation awards or other compensation awarded to our named executive officers during 1999.

                           Summary Compensation Table

                                                                    Annual
                                                                 Compensation
                                                               ----------------
Name and Principal Position                                     Salary   Bonus
---------------------------                                    -------- -------
Zia Chishti................................................... $130,327 $   --
 Chief Executive Officer and Chairman of the Board

Kelsey Wirth..................................................  130,327     --
 President, Secretary and Director

Ross Miller, DDS, MS..........................................  173,767     --
 Chief Clinical Officer

Kenneth Vargha................................................  133,223  16,560
 Vice President, Marketing

Joe Breeland..................................................   87,012  40,916
 Vice President, Sales

Option Grants in 1999

   The following table sets forth information with respect to stock options granted to each of our named executive officers in 1999, including the potential realizable value over the term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. No stock appreciation rights were granted during 1999.

                                                                  Potential
                                                              Realizable Value
                                                              at Assumed Annual
                                                               Rates of Stock
                                                                    Price
                              Percent of                      Appreciation for
                   Number of    Options                        Option Term at
                   Securities Granted to                       Public Offering
                   Underlying Employees  Exercise                   Price
                    Options   in Fiscal    Price   Expiration -----------------
Name                Granted      Year    Per Share    Date       5%      10%
----               ---------- ---------- --------- ---------- -------- --------
Zia Chishti.......      --       -- %      $ --         --    $    --  $    --
Kelsey Wirth......      --       --          --         --         --       --
Ross Miller.......   20,000      2.7        0.15    1/28/09    381,138  554,333
Kenneth Vargha....      --       --          --         --         --       --
Joe Breeland......      --       --          --         --         --       --

   In 1999, we granted options to purchase up to an aggregate of 736,600 shares to employees, directors and consultants under our 1997 Plan at exercise prices equal to the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors.

   Options granted are immediately exercisable in full, but any shares purchased under these options that are not vested are subject to our right to repurchase the shares at the original option exercise price paid per share. In general, this repurchase right lapses as to 25% of the shares after one year of service, and as to the remaining shares, in equal monthly installments over the subsequent, additional three-year period.

   The potential realizable value is calculated assuming the public offering price appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. Stock price appreciation of 5% and 10% is assumed pursuant to the rules of the Commission. We can give no assurance that the actual stock price will appreciate over the term of the options at the assumed 5% and 10% levels or at any other defined level. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the named executive officers.

Aggregate Option Exercises in 1999 and Year-end Values at December 31, 1999

   The following table sets forth information concerning the number and value of shares of common stock underlying the unexercised options held by the named executive officers. The options listed in the following table were granted under our 1997 Plan. See "--Compensation Plans." No stock appreciation rights were exercised during 1999 and no stock appreciation rights were outstanding as of December 31, 1999. The value of unexercised in-the-money options at December 31, 1999 is calculated on the basis of the fair market value of our common stock at December 31, 1999, as determined by our board of directors, less the aggregate exercise price of the options.

                                                      Number of
                                                Securities Underlying     Value of Unexercised
                                               Unexercised Options at    In-the-Money Options at
                           Shares                 December 31, 1999         December 31, 1999
                         Acquired on  Value   ------------------------- -------------------------
Name                      Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------- ----------- ------------- ----------- -------------
Zia Chishti.............       --    $   --        --           --        $   --        $ --
Kelsey Wirth............       --        --        --           --            --          --
Ross Miller.............    10,624     2,656    39,376          --          9,844         --
Kenneth Vargha..........    40,000    10,000    60,000          --         15,000         --
Joe Breeland............   100,000    25,000       --           --            --          --

Compensation Plans

  Amended and Restated 1997 Equity Incentive Plan

   At November 30, 2000, a total of 9,709,092 shares of common stock had been reserved for issuance under our 1997 Plan. On that date, options to purchase an aggregate of 2,126,184 shares of stock, with a weighted average exercise price of $0.73 per share, were outstanding and options to purchase an aggregate of 2,067,390 shares of common stock were available for future grant.

   The 1997 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, non-statutory stock options, stock bonuses and restricted stock purchase rights to our employees, consultants and nonemployee directors. The 1997 Plan is administered by the board of directors or a committee appointed by the board of directors, which determines the terms of options granted, including the exercise price and the number of shares subject to each option. The board of directors also determines the schedule upon which options become exercisable. The exercise price of incentive stock options granted under the 1997 Plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of nonqualified stock options is set by the administrator of the 1997 Plan and will be no less than 85% of the fair market value on the date of grant. However, for any person holding more than 10% of the voting power of all classes of our capital stock, the exercise price, whether the option is an incentive stock option or a nonqualified option, will be no less than 110% of the fair market value on the date of grant. Any stock option will be exercisable at such time as determined by the administrator of the 1997 Plan. However, the right to exercise an option must vest at the rate of at least 20% per year over five years. The maximum term of options granted under the 1997 Plan is ten years. The 1997 Plan will terminate in 2007, unless terminated earlier in accordance with its provisions.

  The vesting provisions of individual options granted under the 1997 Plan vary. However, in each case it provides for vesting of at least 20% per year of the total number of shares subject to the option. The 1997 Plan also provides that options granted may include a right of repurchase by us whereby, prior to the underlying shares being listed on a securities exchange, we may elect to repurchase all or any part of the vested shares exercised pursuant to the option. We may elect to exercise the repurchase right only for a period of time following the termination of the optionee's employment relationship or service as a director or consultant. The repurchase price is equal to the fair market value of our common stock at the time of the optionee's termination.

  2001 Stock Incentive Plan

  The 2001 Stock Incentive Plan is intended to serve as the successor program to the 1997 Plan. The 2001 Plan was adopted by the board on January 4, 2001. The 2001 Plan became effective on the date on which our common stock was approved for listing upon notice of issuance on the national market system of the Nasdaq Stock Market. At that time, all outstanding options under the 1997 Plan were transferred to the 2001 Plan, and no further option grants will be made under the 1997 Plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee decides to extend one or more features of the 2001 Plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of the 2001 Plan.

  A total of 8,000,000 shares of our common stock have been authorized for issuance under the 2001 Plan. This share reserve is in addition to the number of shares we expect will be carried over from the 1997 Plan and in addition to the special options for 1,000,000 shares at $15.00 per share granted prior to the closing of this offering to each of our Chief Executive Officer and our President. The share reserve under the 2001 Plan will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2002, by an amount equal to five percent of the total number of shares of our common stock outstanding on the last trading day in December of the immediately preceding calendar year, but in no event will this annual increase exceed 3,000,000 shares. In addition, no participant in the 2001 Plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 3,000,000 shares of common stock in any calendar year.

  The 2001 Plan has five separate programs:

  . The discretionary option grant program, under which eligible individuals in our employ may be granted options to purchase shares of our common stock at an exercise price not less than the fair market value of those shares on the grant date.

  . The stock issuance program, under which eligible individuals may be issued shares of common stock directly, through the purchase of such shares at a price not less than their fair market value at the time of issuance or as a bonus tied to the attainment of performance milestones or the completion of a specified period of service.

  . The salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary each year to the acquisition of stock options at an exercise price equal to the fair market value of our stock less the portion of their salary applied to this program.

  . The automatic option grant program, under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to the fair market value of those shares on the grant date.

  . The director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of any retainer fee otherwise payable to them in cash each year to the acquisition of stock options at an exercise price equal to the fair market value of our stock less the portion of their salary applied to this program.

   The individuals eligible to participate in the 2001 Plan include our officers and other employees, our board members and any consultants we hire.

   The discretionary option grant and stock issuance programs will be administered by the compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the exclusive authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is put into effect for one or more calendar years.

   The 2001 Plan will include the following features:

  . The exercise price for any option granted under the plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more participants in the exercise of their outstanding options or the purchase of their shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise or purchase price of the shares and any associated withholding taxes incurred in connection with such exercise or purchase.

  . The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including any transferred options from the 1997 Plan, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

  . Stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the shares subject to the surrendered options less the exercise price payable for those shares. We may make the payment in cash or in shares of our common stock. None of the options under the 1997 Plan have any stock appreciation rights.

   The 2001 Plan will include the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

  . In the event that we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

  . The compensation committee will have complete discretion to grant one or more options which will become exercisable for all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of any outstanding shares under the 2001 Plan may be accelerated upon similar terms and conditions.

  . The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

  . The options outstanding under our 1997 Plan will immediately vest in the event we are acquired by merger or asset sale, unless those options are assumed by the acquiring entity or our repurchase rights with respect to any unvested shares subject to those options are assigned to such option. In addition, those options will vest in full if the optionee's employment with us is involuntarily terminated within 12 months following an acquisition in which the options are assumed.

   In the event the compensation committee decides to put the salary investment option grant program into effect for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may, prior to the start of the calendar year, elect to reduce his or her base salary for the calendar year by an amount not less than $10,000 nor more than $50,000. Each selected individual who makes such an election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will have exercise price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount by which the optionee's salary is to be reduced under the program. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect.

   Under the automatic option grant program, each individual who first becomes a non-employee board member at any time after the effective date of this offering will receive an option grant to purchase 32,000 shares of common stock on the date the individual joins the board. In addition, on the date of each annual stockholders meeting held after the effective date of this offering, each non-employee board member who is to continue to serve as a non-employee board member, including each of our current non-employee board members, will automatically be granted an option to purchase 8,000 shares of common stock, provided the individual has served on the board for at least six months.

   Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of ten years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The shares subject to each initial 32,000-share automatic option grant will vest in a series of four successive annual installments upon the optionee's completion of each year of board service over the four year period measured from the grant date. The shares subject to each 8,000-share annual option grant will vest upon optionee's completion of one year of board service measured from the grant date. The shares subject to each option will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member.

   If the director fee option grant program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of stock options at an exercise price equal to the fair market value of our stock less the portion of their salary applied to this program. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member.

   The 2001 Plan will also have the following features:

  . Outstanding options under the salary investment option grant program and the automatic and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

  . Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

  . The board may amend or modify the 2001 Plan at any time, subject to any required stockholder approval. The 2001 Plan will terminate no later than August 23, 2011.

  Employee Stock Purchase Plan

   Our Employee Stock Purchase Plan was adopted by the board on January 4, 2001. The Purchase Plan became effective on the date on which our common stock was approved for listing upon notice of issuance on the national market system of the Nasdaq Stock Market. The Purchase Plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

   A total of 1,500,000 shares of our common stock will initially be reserved for issuance under the Purchase Plan. The reserve will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2002, by an amount equal to three percent of the total number of outstanding shares of our common stock on the last trading day in December of the immediately preceding calendar year. In no event will any such annual increase exceed 1,500,000 shares.

   The Purchase Plan will have a series of successive overlapping offering periods, with a new offering period beginning on the first business day of February and August each year. Each offering period will continue for a period of 24 months, unless otherwise determined by our compensation committee. However, the initial offering period will start on the date the underwriting agreement for this offering is signed and will end on the last business day of January 2003. The next offering period will start on the first business day of August 2001 and end on the last business day in July 2003.

   Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date of that period. Employees may participate in only one offering period at any time.

   A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. For the first purchase interval under the plan, the participant may effect his or her contribution through a lump sum payment of up to 15% of his or her cash earnings for that period. Semi-annual purchase dates will occur on the last business day of January and July each year, with the first purchase to occur on the last business day of July 2001. The purchase price per share on each semi-annual purchase date will be equal to 85% of the fair market value per share on the start date of the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. However, a participant may not purchase more than 2,500 shares on any purchase date, and not more than 400,000 shares may be purchased in total by all participants on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period.

   If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the 24-month offering period, then the participants in that offering period will, following the purchase of shares on their behalf on that date, be automatically enrolled in the next offering period beginning immediately after such purchase date.

   Should we be acquired by merger or sale of substantially all of our assets or more than 50% of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the start date of the offering period in which the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

   The following provisions will also be in effect under the Purchase Plan:

  . The Purchase Plan will terminate no later than the last business day of January 2011.

  . The board may at any time amend, suspend or discontinue the Purchase Plan. However, certain amendments may require stockholder approval.

Limitations of Liability and Indemnification Matters

   Our certificate of incorporation eliminates, to the maximum extent allowed by the Delaware General Corporation Law, directors' personal liability to our stockholders for monetary damages for breaches of fiduciary duties. Our certificate of incorporation does not, however, eliminate or limit the personal liability of a director for the following:

  .  any breach of the director's duty of loyalty to us or our stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

   Our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted under the Delaware General Corporation Law and may indemnify our other employees and other agents as set forth in the Delaware General Corporation Law. In addition, we have entered into an indemnification agreement with each of our directors. The indemnification agreements contain provisions that require us, among other things, to indemnify our directors against liabilities (other than liabilities arising from intentional or knowing and culpable violations of law) that may arise by reason of their status or service as directors for us or other entities to which they provide service at our request and to advance expenses they may incur as a result of any proceeding against them as to which they could be indemnified. We believe that these certificate of incorporation provisions and indemnification agreements are necessary to attract and retain qualified directors and officers.

   Prior to the consummation of the offering, we will obtain an insurance policy covering directors and officers for claims they may otherwise be required to pay or for which we are required to indemnify them.

   At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                              CERTAIN TRANSACTIONS

Preferred Stock Sales

   On August 29, 1997, we issued a total of 4,350,000 shares of Series A Preferred Stock at a purchase price of $0.50 per share. Of the 4,350,000 shares of Series A Preferred Stock sold by us, a total of 3,676,000 shares were sold to our executive officers, directors and greater than 5% stockholders, and persons associated with them, listed in the table below for a total purchase price of $1,838,000.

   On July 13, 1998, we issued a total of 6,717,124 shares of Series B Preferred Stock at a purchase price of $1.50 per share. Of the 6,717,124 shares of Series B Preferred Stock sold by us, a total of 5,080,414 shares were sold to our executive officers, directors and greater than 5% stockholders, and persons associated with them, listed in the table below for a total purchase price of $7,620,621.

   On August 19, 1999, we issued a promissory note in the principal amount of $750,000 bearing interest at 6% per annum to Kleiner Perkins Caufield and Byers. Immediately upon the first closing of the Series C Preferred Stock financing, the principal amount under the notes automatically converted into shares of Series C Preferred Stock at $4.00 per share.

   On September 24, 1999 and October 14, 1999, we issued a total of 5,186,228 shares of Series C Preferred Stock at a purchase price of $4.00 per share. Of the 5,186,228 shares of Series C Preferred Stock sold by us, a total of 3,929,000 shares were sold to our executive officers, directors and greater than 5% stockholders, and persons associated with them, listed in the table below for a total purchase price of $15,711,000.

   In May 2000, we issued promissory notes to purchasers in the total principal amount of $14,000,000 bearing interest at 10% per annum. Of the $14,000,000 principal amount of the notes issued by us, $3,000,000 principal amount of the notes was issued to entities affiliated with Kleiner Perkins Caufield and Byers, $2,000,000 principal amount of the notes was issued to Domain Partners III, L.P., $4,000,000 principal amount of the notes was issued to QuestMark Partners, L.P. and $5,000,000 principal amount of the notes was issued to Gordon Gund and trusts held for his immediate family members. Immediately upon the first closing of the Series D Preferred Stock financing, the principal amount under the notes and accrued interest thereon automatically converted into shares of Series D Preferred Stock at $10.625 per share.

   On May 25, June 20 and October 5, 2000, we issued a total of 9,535,052 shares of Series D Preferred Stock at a purchase price of $10.625 per share. Of the 9,535,052 shares of Series D Preferred Stock sold by us, a total of 7,379,828 shares were sold to our executive officers, directors and greater than 5% stockholders, and persons associated with them, listed in the table below for a total purchase price of $78,410,673.

   Our Series D preferred stock is subject to an antidilution conversion price adjustment feature which we triggered when we granted options to purchase our common stock beyond the number of options that were authorized under our 1997 Plan at the time we commenced our Series D preferred stock offering in May 2000. The conversion feature provides that if, during the period between May 12, 2000 and the earlier of the closing of an initial public offering or January 31, 2001, we have granted more than an aggregate of 3,331,978 options to purchase our common stock, then the conversion price of our Series D preferred stock shall be adjusted downward from its original conversion price of $10.625 per share. As of November 30, 2000, we had granted an excess of 514,214 options over the 3,331,978 allowed under the conversion price adjustment feature. On December 22, 2000 and January 4, 2001, we granted an additional 755,400 and 171,900 options, respectively, to employees at $1.07 per share and on January 4, 2001 we granted an additional 1,000,000 options to each of our Chief

Executive Officer and our President at $15.00 per share. As a result, the Series D preferred stock conversion price will be adjusted downward to $9.47. This adjustment causes the 9,535,052 issued and outstanding shares of Series D preferred stock to be converted into 10,688,382 shares of our common stock, an increase of 1,153,330 shares of common stock.

   The following table summarizes the description in this section of the shares of common stock and preferred stock purchased by our executive officers, directors and 5% stockholders and persons associated with them, through November 30, 2000. Each share of preferred stock listed in the table below is convertible into one share of our common stock, except for shares of our Series D preferred stock, which are subject to the antidilution conversion price adjustments described above.

                                                                               Total
Executive Officers,                             Preferred Stock             Shares on an
Directors and              Common   --------------------------------------- as-Converted
5% Stockholders             Stock   Series A  Series B  Series C  Series D     Basis
------------------------  --------- --------- --------- --------- --------- ------------
Entities affiliated with
 Kleiner Perkins
 Caufield and Byers,
 L.P. ..................        --  3,450,000 1,620,656 1,000,000   283,124  6,358,826
Entities affiliated with
 Oak Hill Capital
 Partners, L.P. ........        --        --        --        --  2,823,530  2,873,850
Entities affiliated with
 The Carlyle Group......        --        --        --        --  2,635,294  2,682,258
Entities affiliated with
 Domain Associates,
 L.L.C. ................     60,000       --  1,986,424   375,000   188,802  2,613,590
Kelsey Wirth............  2,480,454    46,000    22,500    16,668       --   2,565,622
Zia Chishti.............  2,480,454    30,000       --        --        --   2,510,454
Entities affiliated with
 QuestMark Partners,
 L.P. ..................        --        --        --  2,000,000   377,398  2,384,124
Gordon Gund(1)..........        --        --  1,333,334   425,000   471,878  2,238,622
Artal Services, N.V. ...        --        --        --        --    470,588    478,974
Ike Udechuku............    254,428       --     40,000    15,000     9,410    319,006
Joe Breeland............    293,034       --        --      4,000     3,500    300,596
Len Hedge...............    275,670       --        --      1,250       --     276,920
James Heslin............    234,428       --      6,666     3,750       --     244,844
Christian Skieller......    234,428       --        --        --        --     234,428
Ken Vargha..............    177,558       --        --      1,250       --     178,808
Charlie Wen.............    175,820       --        --        --      1,200    177,042
Wren Wirth(2)...........        --     50,000    22,500    50,000    47,058    170,396
Amir Abolfathi..........    163,732       --        --        --        --     163,732
Ross Miller.............    146,518       --      3,334     3,750     2,000    155,638
Christopher Wirth.......        --     50,000    22,500    16,666     9,410     98,744
Timothy Wirth...........        --     50,000    22,500    16,666       --      89,166
H. Kent Bowen...........     64,000       --        --        --        --      64,000
Mark Logan..............     64,000       --        --        --        --      64,000
Stephen Bonelli.........     60,000       --        --        --        --      60,000
Timothy and Wren Wirth..        --        --        --        --     50,822     51,728
Saadia Chishti..........        --        --        --        --      4,704      4,788
George Andrew Lear III..        --        --        --        --      1,110      1,130

--------
(1) Includes 1,510,341 shares held in trust for immediate family members and shares held by immediate family members.

(2) Includes 47,058 shares held in trust for immediate family members.

   Holders of shares of our preferred stock are entitled to registration rights in respect of the common stock issued or issuable upon conversion thereof. See "Description of Securities--Registration Rights."

   Joseph Lacob, one of our directors, is a principal of the general partner of one or more of the Kleiner Entities, shares voting and dispositive power with respect to the shares held by one or more of such entities, and disclaims beneficial ownership of such shares in which he has no pecuniary interest.

   Brian Dovey, one of our directors, is a principal of the general partner of one or more of the Domain Entities, shares voting and dispositive power with respect to the shares held by one or more of such entities, and disclaims beneficial ownership of such shares in which he has no pecuniary interest.

Agreements with Officers and Directors

   As of November 2000, each of Messrs. Hedge, Heslin, Abolfathi, Breeland, Miller, Skieller, Udechuku, Vargha and Wen delivered full-recourse promissory notes to us in payment of the exercise price of outstanding stock options they held under our 1997 Plan. The aggregate principal amount secured under the notes and the number of shares underlying the options are as follows: Hedge-- $211,540, 242,338 shares; Heslin--$249,666, 234,428 shares; Abolfathi--
$174,375, 163,732 shares; Breeland--$172,331, 193,034 shares; Miller--$28,242,
26,518 shares; Skieller--$36,666, 34,428 shares; Udechuku--$270,967, 254,428 shares; Vargha--$57,084, 53,600 shares; and Wen--$91,398, 85,820 shares. Each note has a term of two years and bears interest at a rate of 9.5% per annum, compounded annually. The notes are each secured by pledges of the purchased shares to us and pledges of collateral which, together with the shares, have a value of twice the principal amount of each note. The shares and collateral underlying the pledges will be released from the pledges only upon the entire payment or prepayment of the principal balance of each note, together with payment of all accrued interest on the principal amount so paid or prepaid. Accrued interest becomes due on each anniversary of the signing of each note and the principal balance will become due and payable in one lump sum on the second anniversary of the signing of each note. However, the entire unpaid balances of the notes will become due and payable upon termination of employment, failure to pay any installment of principal or interest when due, the insolvency of the maker of the notes, or in the event we are acquired and receive cash or freely tradable securities for our shares in the acquisition. None of the shares serving as security for the notes may be sold unless the principal portion of the note attributable to those shares, together with the accrued interest on that principal portion, is paid to us.

   In November 2000, we entered into an agreement with Stephen Bonelli, who serves as our Chief Financial Officer and Vice President of Finance. The agreement provides that Mr. Bonelli's employment is at-will and sets his annual base salary. Mr. Bonelli's agreement also provides that he will be eligible for an annual bonus and stock options exercisable for shares of our common stock, plus certain other standard employee benefits. In addition, the agreement provides that if we terminate Mr. Bonelli without "cause" or if Mr. Bonelli resigns with "good reason," Mr. Bonelli will be credited with one year of vesting of his stock options in addition to any other vesting he had earned, provided he signs a full release of all claims against us at the time his employment terminates.

   We have granted options and issued common stock to our executive officers and directors. See "Management--Executive Compensation" and "Principal Stockholders."

Indemnification Agreements

   We have entered into indemnification agreements with our directors containing provisions which may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. See "Management--Limitations of Liability and Indemnification Matters" for more information regarding indemnification of our officers and directors.

                             PRINCIPAL STOCKHOLDERS

   The table below sets forth information regarding the beneficial ownership of our common stock on an as-converted basis as of November 30, 2000, by the following individuals or groups:

  . each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;

  .  each of the named executive officers;

  .  each of our directors; and

  .  all directors and executive officers as a group.

   Each stockholder's percentage ownership in the following table is based on 35,616,402 shares of common stock outstanding as of November 30, 2000 which reflects the automatic conversion of all series of preferred stock outstanding as of November 30, 2000 into 25,958,348 shares of common stock upon completion of this offering. This amount includes the 1,437,380 shares of Series D preferred stock issued in October 2000 and an additional 169,944 shares of common stock which reflects the effect of the conversion price adjustment to the Series D preferred stock resulting from option grants through November 30, 2000. This table excludes the effect on the Series D conversion price of options granted subsequent to November 30, 2000. See "Certain Transactions-- Preferred Stock Sales." For purposes of calculating each stockholder's percentage ownership, all options and warrants exercisable within 60 days of November 30, 2000 held by the particular stockholder and that are included in the first column are treated as outstanding shares. The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option.

   Unless otherwise indicated, the principal address of each of the stockholders below is c/o Align Technology, Inc., 851 Martin Ave., Santa Clara, California 95050. Except as otherwise indicated, and subject to applicable community property laws, except to the extent authority is shared by both spouses under applicable law, we believe the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

                                                    Shares Beneficially Owned
                                                   ----------------------------
                                                              Percent  Percent
                                                               Before   After
Beneficial Owner                                     Number   Offering Offering
----------------                                   ---------- -------- --------
Joseph Lacob(1)..................................   6,418,826   18.0%    14.0%
Entities affiliated with Kleiner Perkins Caufield
 & Byers, L.P.(2)................................   6,358,826   17.9     13.9
Kelsey Wirth(3)..................................   2,975,656    8.4      6.5
Entities affiliated with Oak Hill Capital
 Partners, L.P.(4)...............................   2,873,850    8.1      6.3
Entities affiliated with QuestMark Partners,
 L.P.(5).........................................   2,863,098    8.0      6.3
Entities affiliated with The Carlyle Group(6)....   2,682,258    7.5      5.9
Entities affiliated with Domain Associates,
 L.L.C.(7).......................................   2,613,590    7.3      5.7
Brian Dovey(8)...................................   2,613,590    7.3      5.7
Zia Chishti(9)...................................   2,516,372    7.1      5.5
Gordon Gund(10)..................................   2,238,622    6.3      4.9
Peter Riepenhausen(11)...........................     420,000    1.2       *
Len Hedge(12)....................................     323,588     *        *
Ike Udechuku(13).................................     319,006     *        *
Joe Breeland(14).................................     300,596     *        *
Ken Vargha(15)...................................     274,750     *        *
Amir Abolfathi(16)...............................     263,732     *        *
Stephen Bonelli(17)..............................     260,000     *        *
James Heslin(18).................................     244,844     *        *
Christian Skieller(19)...........................     234,428     *        *
Charlie Wen(20)..................................     177,042     *        *
Ross Miller(21)..................................     155,638     *        *
H. Kent Bowen(22)................................      64,000     *        *
Mark Logan(23)...................................      64,000     *        *
All directors, executive officers and key
 employees as a group (17 persons) ..............  17,626,068   48.2     37.9

--------
  * Represents beneficial ownership of less than one percent of our common stock.

 (1) Includes 6,358,826 shares held by entities affiliated with Kleiner Perkins Caufield & Byers, L.P. Mr. Lacob disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares. Also includes 60,000 shares of common stock issuable upon exercise of immediately exercisable options within 60 days of November 30, 2000, of which 41,250 shares are subject to repurchase by us. Mr. Lacob intends to purchase 150,000 shares of common stock in this offering at the same price and on the same terms as the shares being offered to the general public.

 (2) Principal address is 2750 Sand Hill Road, Menlo Park, CA 94025. Consists of 5,771,234 shares held by Kleiner Perkins Caufield & Byers VIII, L.P., 334,060 shares held by KPCB VIII Founders Fund, L.P. and 253,532 shares held by KPCB Life Sciences Zaibatsu Fund II, L.P. Joseph Lacob, one of our directors, is a principal of the general partner of one or more of the Kleiner Entities, shares voting and dispositive power with respect to the shares held by one or more of such entities and disclaims beneficial ownership of such shares in which he has no pecuniary interest.

 (3) Includes 170,396 owned by Wren Wirth, 89,166 shares owned by Timothy Wirth, 98,744 shares owned by Christopher Wirth and 51,728 shares owned by Timothy and Wren Wirth, all of whom are immediate family members of Kelsey Wirth.

 (4) Principal address is 201 Main Street, Suite 2300, Fort Worth, TX 76102. Consists of 2,615,202 shares held by Oak Hill Capital Partners, L.P. and 258,648 shares held by OHCMP Align, L.P.

 (5) Principal address is One South Street, Suite 800, Baltimore, MD 21202. Includes 2,083,152 shares held by QuestMark Partners, L.P., 300,972 shares held by QuestMark Partners Side Fund, L.P., and 478,974 shares held by Artal Services, N.V.

 (6) Principal address is 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004. Consists of 2,614,864 shares held of record by Carlyle Partners III, L.P. and 67,394 shares held of record by CP III Coinvestment, L.P. Voting and dispositive power with respect to such shares may be deemed to be shared by (i) TC Group III, L.P., as the sole general partner of Carlyle Partners III, L.P. and CP III Co-investment,
     (ii) TC Group III, L.L.C., as the sole general partner of TC Group III, L.P., (iii) TC Group, L.L.C., as the managing member of TC Group II, L.L.C., (iv) TCG Holdings, L.L.C., as the managing member of TC Group, L.L.C. and (v) William E. Conway, Jr., David M. Rubenstein and Daniel A. D'Aniello, as managing member of TCG Holding, L.L.C. Messrs. Conway, Rubenstein and D'Aniello disclaim such beneficial ownership.

 (7) Principal address is One Palmer Square, Suite 515, Princeton, NJ 08542. Consists of 2,487,166 shares held by Domain Partners III, L.P., 66,424 shares held by DP III Associates, L.P. and 60,000 shares held by Domain Associates L.L.C., of which 25,000 shares are subject to repurchase by us. Brian Dovey, one of our directors, is a general partner of One Palmer Square Associates III, L.P., the general partner of Domain Partners III, L.P. and DP III Associates, L.P. and is a managing member of Domain Associates, L.L.C. Mr. Dovey shares voting and investment power with respect to these shares and disclaims beneficial ownership of such shares except to the extent of his proportionate interest therein.

 (8) Consists of 2,487,166 shares held by Domain Partners III, L.P., 66,424 shares held by DP III Associates, L.P. and 60,000 shares held by Domain Associates, L.L.C., of which 25,000 shares are subject to repurchase by us. Brian Dovey, one of our directors, is a general partner of One Palmer Square Associates III, L.P., the general partner of Domain Partners III, L.P. and DP III Associates, L.P. and is a managing member of Domain Associates, L.L.C. Mr. Dovey shares voting and investment power with respect to these shares and disclaims beneficial ownership of such shares except to the extent of his proportionate interest therein.

 (9) Includes 4,788 shares owned by Saadia Chishti and 1,130 shares owned by George Andrew Lear III, both of whom are immediate family members of Zia Chishti.

(10) Principal address is Post Office Box 449 Princeton, NJ 08542. Includes 351,666 shares owned by each of Grant Gund and Zachary Gund and 807,010 shares held in trust for each of Grant Gund and Zachary Gund, both of whom are immediate family members of Gordon Gund.

(11) Includes 420,000 shares of common stock issuable upon exercise of immediately exercisable options within 60 days of November 30, 2000, which shares are also subject to our right of repurchase.

(12) Includes 242,338 shares subject to repurchase by us at the original exercise price in the event of termination of Mr. Hedge's employment with us, which right lapses over time. Also includes 46,668 shares of common stock issuable upon exercise of immediately exercisable options within 60 days of November 30, 2000, some of which shares are also subject to our right of repurchase.

(13) Includes 254,428 shares subject to repurchase by us at the original exercise price in the event of termination of Mr. Udechuku's employment with us, which right lapses over time.

(14) Includes 236,784 shares subject to repurchase by us at the original exercise price in the event of termination of Mr. Breeland's employment with us, which repurchase right lapses over time.

(15) Includes 31,250 shares held jointly with Shawna Vargha and 1,250 shares held by Pearl Vargha, both of whom are immediate family members of Kenneth Vargha. Includes 123,392 shares subject to repurchase by us at the original exercise price in the event of termination of Mr. Vargha's employment with us, which repurchase right lapses over time. Also includes 95,942 shares of common stock issuable upon exercise of immediately exercisable options within 60 days of November 30, 2000, which shares are also subject to our right of repurchase.

(16) Includes 163,732 shares subject to repurchase by us at the original exercise price in the event of termination of Mr. Abolfathi's employment with us, which right lapses over time. Also includes 100,000 shares of common stock issuable upon exercise of immediately exercisable options within 60 days of November 30, 2000, some of which shares are also subject to our right of repurchase.

(17) Includes 60,000 shares subject to repurchase by us at the original exercise price in the event of termination of Mr. Bonelli's employment with us, which right lapses over time. Also includes 200,000 shares of common stock issuable upon exercise of immediately exercisable options within 60 days of November 30, 2000, which shares are also subject to our right of repurchase.

(18) Includes 234,428 shares subject to repurchase by us at the original exercise price in the event of termination of Mr. Heslin's employment with us, which repurchase right lapses over time.

(19) Includes 234,428 shares subject to repurchase by us at the original exercise price in the event of termination of Mr. Skieller's employment with us, which repurchase right lapses over time.

(20) Includes 124,364 shares subject to repurchase by us at the original exercise price in the event of termination of Mr. Wen's employment with us, which repurchase right lapses over time.

(21) Includes 5,316 shares held individually by wife Cheryl A. Miller. Also includes 1,250 shares held by Rita and Troy Miller and 1,250 shares held by Janice and Jonathan Sykes and 1,250 shares held by Cliff Williams, all of whom are immediate family members of Ross Miller. Includes 119,852 shares subject to repurchase by us at the original exercise price in the event of termination of Mr. Miller's employment with us, which right lapses over time.

(22) Consists of 64,000 shares subject to repurchase by us at the original exercise price, which repurchase right lapses over time.

(23) Consists of 64,000 shares subject to repurchase by us at the original exercise price, which repurchase right lapses over time.

                          DESCRIPTION OF CAPITAL STOCK

General

   At the closing of this offering, we will be authorized to issue 200,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value, after giving effect to the amendment of our certificate of incorporation to delete references to the existing preferred stock following conversion of that stock. Immediately following the completion of this offering, and assuming no exercise of the underwriters' over-allotment option, based on the number of shares outstanding as of November 30, 2000, a total of 45,616,402 shares of common stock will be issued and outstanding, and no shares of preferred stock will be issued and outstanding. This number is subject to upward adjustment as a result of the conversion price adjustment for the Series D preferred stock resulting from option grants subsequent to November 30, 2000. Following the grant of certain stock options by us on January 4, 2001, the Series D conversion price is approximately $9.47. See "Certain Transactions--Preferred Stock Sales."

   The following description of our capital stock and certain provisions of our certificate of incorporation is a summary and is qualified in its entirety by the provisions of our certificate of incorporation, where such rights are set forth in full, and the provisions of applicable laws.

Common Stock

   At November 30, 2000, 9,658,054 shares of common stock were outstanding, options to purchase 2,126,184 shares of common stock were outstanding and options to purchase an aggregate of 2,067,390 shares of common stock were available for future grant pursuant to our 1997 Plan. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

   Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

   Our board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, authorized but unissued shares of preferred stock, with any dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to those of the common stock.

   The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third party to acquire, or discourage a third-party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of or designate any series of preferred stock.

Warrants

   At November 30, 2000, there were warrants outstanding to purchase a total of 533,334 shares of our preferred stock at an exercise price of $1.50 per share and 112,500 shares of our preferred stock at $4.00 per share. Following the closing of the offering, the warrants automatically will become exercisable to purchase 645,834 shares of common stock and will expire five years thereafter if not exercised. Some of these warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrants and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrants after deduction of the total exercise price.

Registration Rights

   As of November 30, 2000, the holders of an aggregate of approximately 25,958,348 shares of common stock as well as warrants to purchase up to approximately 645,834 shares of our common stock will be entitled to certain rights with respect to the registration of the shares under the Securities Act. This number is subject to upward adjustment as a result of the conversion price adjustments for the Series D preferred stock. See "Certain Transactions-- Preferred Stock Sales." These rights are provided under the terms of agreements between us and the holders of these securities. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the registration. At any time following 180 days after this offering, holders of these rights may also require us to file up to two registration statements under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect the registration, subject to conditions and limitations. Furthermore, stockholders with registration rights may require us to file additional registration statements on Form S-3, subject to conditions and limitations. Upon registration, these shares will be freely tradable in the public market without restriction.

Antitakeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

   We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  . prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by:

    (i)  persons who are directors and also officers; and

    (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   Section 203 defines "business combination" to include the following:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

   Our certificate of incorporation:

  . provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not by written consent;

  . provides that the authorized number of directors may be changed only by our board of directors; and

  . authorizes our board of directors to issue undesignated preferred stock to increase the amount of outstanding shares.

   The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

   Our bylaws provide that candidates for director may be nominated, and proposals for business to be considered by the stockholders at an annual meeting may be made, only by our board of directors or by a stockholder who gives us written notice no later than 90 days or no earlier than 120 days prior to the first anniversary of the date of the preceding year's annual meeting, subject to certain adjustments.

   Delaware law and the foregoing provisions of our certificate of incorporation and bylaws and the issuance of preferred stock in certain circumstances may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Transfer Agent and Registrar

   Our transfer agent and registrar for our common stock is Equiserve L.P.

Listing

   Our common stock will be traded on the Nasdaq National Market under the trading symbol ALGN.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have 45,616,402 shares of common stock outstanding. Of these shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining 35,616,402 shares of common stock will be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, shares will be available for sale in the public market as follows:

  Number of
    Shares                                  Date
  ----------                                ----
  10,020,832 After the date of this prospectus, freely tradable shares sold in this offering and shares eligible for resale under Rule 144(k)
              that are not subject to the 180-day lock-up.

      65,968 After 90 days from the date of this prospectus, shares eligible for resale under Rule 144(k), Rule 144 (subject, in some cases, to volume limitations) or Rule 701 that are not subject to the 180-day lock-up.

  24,318,254 After 180 days from the date of this prospectus, the 180-day lock-
              up is released and these shares are eligible for resale under Rule 144 (subject, in some cases, to volume limitations) or Rule
              144(k).

   6,494,754 After 180 days from the date of this prospectus, the 180-day lock-
              up is released and these shares are eligible for resale under Rule 701.

   4,716,594 After 180 days from the date of this prospectus, restricted securities that are held for less than one year and are not yet eligible for resale.

Rule 144

   In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of

  . 1% of the then outstanding shares of our common stock (approximately 456,157 shares immediately after this offering) or

  . the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission, subject to restrictions.

   A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell these shares pursuant to Rule 144(k) without regard to the limitations described above. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

   We cannot estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Any future sale of substantial amounts of our common stock in the open market may adversely affect the market price of our common stock.

Rule 701

   Any of our employees or consultants who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitations or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. Based on options exercised as of November 30, 2000, the holders of 6,494,754 shares of our common stock will be eligible to sell their shares in reliance upon Rule 701 or pursuant to an S-8 registration statement as described below upon the expiration of the 180-day lockup period.

Lock-Up Agreements

   We and our directors, executive officers and substantially all of our stockholders have agreed, pursuant to the underwriting agreement and other agreements, not to sell any of our common stock until 180 days from the date of this prospectus without the prior consent of Deutsche Banc Alex. Brown Inc. Transfers or dispositions can be made sooner only with the prior written consent of Deutsche Banc Alex. Brown Inc.

Stock Options

   As of November 30, 2000, options to purchase a total of 2,126,184 shares of our common stock were outstanding, all of which were exercisable, and 1,131,506 of which were vested. Following the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock that are subject to outstanding options or reserved for issuance under our 1997 Plan, our 2001 Plan and our Purchase Plan. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets from time to time, subject to vesting restrictions or the lock-up agreements described above and, in the case of our affiliates, the volume limitations of Rule 144 described above.

Registration Rights

   After this offering the holders of approximately 25,958,348 shares of our outstanding common stock and warrants to purchase 645,834 shares of our common stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. This number is subject to upward adjustment as a result of the conversion price adjustments for the Series D preferred stock. See "Certain Transactions--Preferred Stock Sales." Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act except for shares purchased by affiliates. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Banc Alex. Brown Inc., Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc. and Robertson Stephens Inc., have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                                      Number of
   Underwriters                                                         Shares
   ------------                                                       ----------
   Deutsche Banc Alex. Brown Inc. ...................................  2,676,000
   Bear, Stearns & Co. Inc...........................................  2,230,000
   J.P. Morgan Securities Inc........................................  2,230,000
   Robertson Stephens Inc............................................  1,784,000
   Banc of America Securities LLC....................................     80,000
   ING Barings.......................................................     80,000
   Lehman Brothers Inc...............................................     80,000
   Merrill Lynch, Pierce, Fenner & Smith Incorporated................     80,000
   Morgan Stanley & Co. Incorporated.................................     80,000
   Salomon Smith Barney Inc..........................................     80,000
   SG Cowen Securities Corporation...................................     80,000
   U.S. Bancorp Piper Jaffray Inc....................................     80,000
   UBS Warburg LLC...................................................     80,000
   Robert W. Baird & Co. Incorporated................................     40,000
   William Blair & Company, LLC......................................     40,000
   Chatsworth Securities LLC.........................................     40,000
   C.L. King & Associates, Inc.......................................     40,000
   Parker/Hunter Incorporated........................................     40,000
   Suntrust Equitable Securities Corporation.........................     40,000
   Tucker Anthony Capital Markets....................................     40,000
   Wedbush Morgan Securities Inc.....................................     40,000
   Wells Fargo Van Kasper............................................     40,000
                                                                      ----------
     Total........................................................... 10,000,000
                                                                      ==========

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

   We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.55 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

   We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,500,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 10,000,000 shares are being offered.

   The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 7% of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                      Total Fees
                                      -------------------------------------------
                                       Without Exercise of  With Full Exercise of
                        Fee Per Share Over-Allotment Option Over-Allotment Option
                        ------------- --------------------- ---------------------
Discounts and
 commissions paid by
 us....................     $0.91          $9,100,000            $10,465,000

   In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2.3 million.

   We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

   Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Banc Alex. Brown Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and issue shares under our 1997 Plan and 2001 Plan and sell shares under our Purchase Plan. In addition, we can sell up to an aggregate of 1,000,000 shares in connection with mergers or acquisitions without such consent. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

   The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

   In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short sales position in our common stock for their own account. A short sales position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. A short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made for an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters will have to close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

   Accordingly, to cover these short sales positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

   At our request, the underwriters have reserved for sale at the initial public offering price up to 700,000 shares of our common stock being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

   In addition, the underwriters intend to inquire of orthodontists in the U.S. and Puerto Rico their interest in purchasing a limited number of shares (generally no more than 300 shares per individual) of our common stock being sold in this offering at the initial public offering price. Any sales by the underwriters to orthodontists will be at the discretion of the underwriters and no shares have been reserved by the underwriters in this offering for any such sales to orthodontists.

   Joseph Lacob, one of our directors, intends to purchase 150,000 shares of common stock in this offering at the same price and on the same terms as the shares being offered to the general public.

   A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Pricing of This Offering

   Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock was determined by negotiation among us and the representatives of the underwriters. The primary factors considered in determining the public offering price were:

  .  prevailing market conditions;

  .  our results of operations in recent periods;

  .  the present stage of our development;

  . the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

  .  estimates of our business potential.

                                 LEGAL MATTERS

   The validity of the common stock offered will be passed upon for us by Brobeck, Phleger & Harrison LLP, San Francisco, California. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

                                    EXPERTS

   The consolidated financial statements as of December 31, 1998 and 1999 and for the period from April 3, 1997 (Date of inception) to December 31, 1997 and for each of the two years in the period ended December 31, 1999, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, under the Securities Act a registration statement on Form S-1 relating to the common stock offered. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other document filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement, including exhibits, at the commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The commission maintains a website that contains reports, proxy information statements and other information regarding registrants that file electronically with the commission. The address of this website is http://www.sec.gov.

   As a result of the offering, the information and reporting requirements of the Securities Exchange Act of 1934 will apply to us. We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

                             ALIGN TECHNOLOGY, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Operations...................................... F-4

Consolidated Statements of Stockholders' Deficit........................... F-5

Consolidated Statements of Cash Flows...................................... F-6

Notes to Consolidated Financial Statements................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Align Technology, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Align Technology, Inc. at December 31, 1998 and 1999, and the results of their operations and their cash flows for the period from April 3, 1997 (date of inception) to December 31, 1997 and for the years ended December 31, 1998 and 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Jose, California
August 18, 2000, except for Note 11 for
 which the date is January 4, 2001

                             ALIGN TECHNOLOGY, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (in thousands, except per share data)

                                                                    Pro Forma
                                                                  Stockholders'
                                                                    Equity at
                                   December 31,                   September 30,
                                 -----------------  September 30,     2000
                                  1998      1999        2000        (Note 2)
                                 -------  --------  ------------- -------------
                                                            (unaudited)
ASSETS
Current assets:
Cash and cash equivalents......  $ 2,471  $  6,832    $ 33,940
Restricted cash................      --        340      18,127
Marketable securities..........    4,452     5,253       3,927
Accounts receivable, net of
 allowance for doubtful
 accounts of none, $33 and $300
 at December 31, 1998 and 1999
 and September 30, 2000,
 respectively..................      --        314       2,179
Inventories....................      --        366         667
Deferred costs.................      --        --        1,380
Other current assets...........      285       669       1,914
                                 -------  --------    --------
  Total current assets.........    7,208    13,774      62,134
Property and equipment, net....      770     3,317      11,938
Other assets...................      139       --        1,495
                                 -------  --------    --------
  Total assets.................  $ 8,117  $ 17,091    $ 75,567
                                 =======  ========    ========
LIABILITIES, CONVERTIBLE
 PREFERRED STOCK AND
 STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable...............  $   257  $  1,572    $ 10,762
Accrued liabilities............      129     2,050       2,033
Deferred revenue...............      --        119       1,145
Current portion of capital
 lease obligations.............        7         6         436
                                 -------  --------    --------
  Total current liabilities....      393     3,747      14,376
Capital lease obligations, net
 of current portion............       10         3       1,569
                                 -------  --------    --------
  Total liabilities............      403     3,750      15,945
                                 -------  --------    --------
Commitments and contingencies
 (Note 4)

Convertible preferred stock:
 $0.0001 par value;
 Authorized: 13,605 shares;
 Issued and outstanding:
  11,067, 16,253 and 24,351
  shares at December 31, 1998,
  1999 and September 30, 2000
  (unaudited), respectively,
  and none pro forma (aggregate
  liquidation preference:
  $32,996 at December 31, 1999
  and $119,034 at September 30,
  2000 (unaudited))............   12,223    31,713     113,890      $    --
Notes receivable from
 stockholders..................      (76)      --          --            --
Preferred stock warrants (Note
 6)............................      --      1,042       1,818           --
                                 -------  --------    --------      --------
                                  12,147    32,755     115,708           --
                                 -------  --------    --------      --------
Stockholders' equity (deficit):
 Common stock: $0.0001 par
  value
 Authorized: 60,000 shares;
 Issued and outstanding: 5,355,
  5,644 and 7,188 shares at
  December 31, 1998, 1999 and
  September 30, 2000
  (unaudited), respectively,
  and 31,613 shares pro forma
  (unaudited)..................        1         1           1             3
 Additional paid-in capital....        5     2,219      91,925       207,631
 Deferred stock-based
  compensation.................      --     (1,780)    (74,847)      (74,847)
 Accumulated deficit ..........   (4,439)  (19,854)    (73,165)      (73,165)
                                 -------  --------    --------      --------
  Total stockholders' equity
   (deficit)...................   (4,433)  (19,414)    (56,086)     $ 59,622
                                 -------  --------    --------      ========
  Total liabilities,
   convertible preferred stock
   and warrants, and
   stockholders' equity
   (deficit)...................  $ 8,117  $ 17,091    $ 75,567
                                 =======  ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             ALIGN TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                             Period from
                            April 3, 1997    Year Ended        Nine Months
                              (date of        Dec. 31,       Ended Sept. 30,
                            inception) to -----------------  -----------------
                            Dec. 31, 1997  1998      1999     1999      2000
                            ------------- -------  --------  -------  --------
                                                               (unaudited)
Revenues:
 Revenue--Ancillary
  products................     $  --      $   --   $    313  $    70  $    950
 Revenue--Invisalign......        --          --         98        7     2,515
                               ------     -------  --------  -------  --------
  Total revenue...........        --          --        411       77     3,465
                               ------     -------  --------  -------  --------
Cost of revenues:
 Cost of revenue--
  Ancillary products......        --          --        246       62       912
 Cost of revenue and
  manufacturing costs--
  Invisalign..............        --          --      1,508      295    10,630
                               ------     -------  --------  -------  --------
  Total cost of revenue...        --          --      1,754      357    11,542
                               ------     -------  --------  -------  --------
Gross loss................        --          --     (1,343)    (280)   (8,077)
                               ------     -------  --------  -------  --------
Operating expenses:
 Sales and marketing......        283         133     5,688    2,726    19,664
 General and
  administrative..........        --        2,344     3,474    2,000    12,349
 Research and
  development.............        405       1,474     4,200    3,068     5,904
                               ------     -------  --------  -------  --------
  Total operating
   expenses...............        688       3,951    13,362    7,794    37,917
                               ------     -------  --------  -------  --------
Loss from operations......       (688)     (3,951)  (14,705)  (8,074)  (45,994)
 Interest income..........         25         185       362      148     1,514
 Interest expense.........        --          --       (986)    (639)   (8,807)
 Other expense............         (1)         (9)      (86)      (8)      (24)
                               ------     -------  --------  -------  --------
Net loss..................       (664)     (3,775)  (15,415)  (8,573)  (53,311)
Dividend related to
 beneficial conversion
 feature of preferred
 stock....................         --         --        --       --    (44,150)
                               ------     -------  --------  -------  --------
Net loss available to
 common stockholders......     $ (664)    $(3,775) $(15,415) $(8,573) $(97,461)
                               ======     =======  ========  =======  ========
Net loss per share
 available to common
 stockholders, basic and
 diluted..................     $(0.43)    $ (1.33) $  (3.65) $ (2.11) $ (17.94)
                               ======     =======  ========  =======  ========
Shares used in computing
 net loss per share
 available to common
 stockholders, basic and
 diluted..................      1,542       2,842     4,218    4,060     5,434
                               ======     =======  ========  =======  ========
Pro forma net loss per
 share available to common
 stockholders, basic and
 diluted (unaudited) (Note
 2).......................                         $  (0.92)          $  (2.11)
                                                   ========           ========
Shares used in computing
 pro forma net loss per
 share available to common
 stockholders, basic and
 diluted (unaudited)
 (Note 2).................                           16,678             25,270
                                                   ========           ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             ALIGN TECHNOLOGY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

 For the period from April 3, 1997 (date of inception) to December 31, 1997 and for the years ended December 31, 1998 and 1999 and for the nine months ended
                         September 30, 2000 (unaudited)
                                 (in thousands)

                          Common Stock   Additional   Deferred
                          --------------  Paid-In      Stock     Accumulated
                          Shares  Amount  Capital   Compensation   Deficit    Total
                          ------  ------ ---------- ------------ ----------- --------
Issuance of common stock
 for services rendered..  4,860    $ 1    $    --     $    --     $    --    $      1
Stock options
 exercised..............    979    --            2         --          --           2
Issuance of common
 stock..................    160    --          --          --          --         --
Net loss................    --     --          --          --         (664)      (664)
                          -----    ---    --------    --------    --------   --------
Balance at December 31,
 1997...................  5,999      1           2         --         (664)      (661)
Repurchase of common
 stock..................   (740)   --           (2)        --          --          (2)
Stock options
 exercised..............     92    --            5         --          --           5
Issuance of common
 stock..................      4    --          --          --          --         --
Net loss................    --     --          --          --       (3,775)    (3,775)
                          -----    ---    --------    --------    --------   --------
Balance at December 31,
 1998...................  5,355      1           5         --       (4,439)    (4,433)
Repurchase of common
 stock .................    (42)   --           (2)        --          --          (2)
Stock options
 exercised..............    331    --           42         --          --          42
Deferred stock
 compensation, net of
 cancellations..........    --     --        2,174      (2,174)        --         --
Amortization of deferred
 stock compensation.....    --     --          --          394         --         394
Net loss................    --     --          --          --      (15,415)   (15,415)
                          -----    ---    --------    --------    --------   --------
Balance at December 31,
 1999...................  5,644      1       2,219      (1,780)    (19,854)   (19,414)
Stock options
 exercised..............  1,640    --          680         --          --         680
Repurchase of common
 stock .................    (96)   --          (38)        --          --         (38)
Deferred stock
 compensation, net of
 cancellations..........    --     --       80,970     (80,970)        --         --
Amortization of deferred
 stock compensation.....    --     --          --        7,903         --       7,903
Charge for accelerated
 vesting of employee
 stock options..........    --     --          405         --          --         405
Issuance of bridge loan
 with beneficial
 conversion feature.....    --     --        7,689         --          --       7,689
Issuance of preferred
 stock with beneficial
 conversion feature.....    --     --       44,150         --          --      44,150
Deemed dividend on
 preferred stock........    --     --      (44,150)        --          --     (44,150)
Net loss................    --     --          --          --      (53,311)   (53,311)
                          -----    ---    --------    --------    --------   --------
Balance at September 30,
 2000 (unaudited).......  7,188    $ 1    $ 91,925    $(74,847)   $(73,165)  $(56,086)
                          =====    ===    ========    ========    ========   ========


  The accompanying notes are an integral part of these consolidated financial statements.

                             ALIGN TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                             Period from
                            April 3, 1997    Year Ended        Nine Months
                              (date of        Dec. 31,       Ended Sept. 30,
                            inception) to -----------------  -----------------
                            Dec. 31, 1997  1998      1999     1999      2000
                            ------------- -------  --------  -------  --------
                                                               (unaudited)
Cash flows from operating
 activities:
 Net loss..................    $  (664)   $(3,775) $(15,415) $(8,573) $(53,311)
 Adjustments to reconcile
  net loss to net cash used
  in operating activities:
 Depreciation and
  amortization.............         16        115       559      331     1,465
 Amortization of deferred
  compensation.............        --         --        394      184     7,903
 Amortization of
  accelerated vesting of
  stock options............        --         --        --       --        405
 Gain on sale of
  property.................        --          32       --       --        --
 Allowance for doubtful
  accounts.................        --         --         33      --        267
 Amortization of
  capitalized financing
  costs and debt
  discount.................        --         --        984      637       776
 Non-cash interest expense
  on bridge loans..........        --         --        --       --      7,689
 Changes in operating
  assets and liabilities:
  Accounts receivable......        --         --       (347)     (94)   (2,132)
  Deferred costs...........        --         --        --       --     (1,380)
  Inventories..............        --         --       (366)    (144)     (301)
  Other assets.............         (9)      (415)     (187)     (90)   (2,740)
  Accounts payable.........         90        167       672      134     9,190
  Deferred revenue.........        --         --        119       14     1,026
  Accrued liabilities......         45         84     1,921      826       (17)
                               -------    -------  --------  -------  --------
   Net cash used in
    operating activities...       (522)    (3,792)  (11,633)  (6,775)  (31,160)
                               -------    -------  --------  -------  --------
Cash flows from investing
 activities:
 Purchase of property and
  equipment................       (136)      (973)   (2,463)  (1,652)   (7,877)
 Increase in restricted
  cash.....................        --         --       (340)      (6)  (17,787)
 Purchase of marketable
  securities ..............     (1,470)    (6,451)   (5,906)  (1,582)   (4,013)
 Maturities of marketable
  securities ..............        --       2,665     3,365    3,389     1,250
 Proceeds from sale of
  marketable securities ...        --         804     1,740    1,625     4,089
 Proceeds from sale of
  property.................        --         198       --       --        --
                               -------    -------  --------  -------  --------
   Net cash provided by
    (used in) investing
    activities.............     (1,606)    (3,757)   (3,604)   1,774   (24,338)
                               -------    -------  --------  -------  --------
Cash flows from financing
 activities:
 Proceeds from issuance of
  common stock.............          3          5        42      --        680
 Proceeds from issuance of
  convertible preferred
  stock, net of issuance
  costs....................      2,164      9,983    18,740   17,851    68,177
 Proceeds from note
  receivable for preferred
  stock....................        --         --         76       76       --
 Repurchase common stock...        --          (2)       (2)      (2)      (38)
 Proceeds from convertible
  subordinated notes.......        --         --        750      --     14,000
 Proceeds from draw down of
  line of credit...........        --         --        --       --      5,000
 Repayment of line of
  credit...................        --         --        --       --     (5,000)
 Payments on capital lease
  obligations..............         (2)        (3)       (8)      (5)     (213)
                               -------    -------  --------  -------  --------
   Net cash provided by
    financing activities...      2,165      9,983    19,598   17,920    82,606
                               -------    -------  --------  -------  --------
Net increase in cash and
 cash equivalents..........         37      2,434     4,361   12,919    27,108
Cash and cash equivalents,
 beginning of period.......        --          37     2,471    2,471     6,832
                               -------    -------  --------  -------  --------
Cash and cash equivalents,
 end of period.............    $    37    $ 2,471  $  6,832  $15,390  $ 33,940
                               =======    =======  ========  =======  ========
Supplemental cash flow
 information:
 Taxes paid................    $     1    $     4  $      1  $   --   $      1
                               =======    =======  ========  =======  ========
 Interest paid.............    $   --     $   --   $    614  $   --   $    342
                               =======    =======  ========  =======  ========
Noncash investing and
 financing activities:
 Note receivable for
  preferred stock..........    $   --     $    76  $    --   $   --   $    --
                               =======    =======  ========  =======  ========
 Fixed assets acquired
  under capital lease......    $     8    $    14  $    --   $   --   $  2,209
                               =======    =======  ========  =======  ========
 Fixed assets acquired with
  accounts payable.........    $   --     $   --   $    643  $   --   $    --
                               =======    =======  ========  =======  ========
 Transfer of accounts
  payable to capital lease
  obligation...............    $   --     $   --   $    --   $   --   $    643
                               =======    =======  ========  =======  ========
 Issuance of warrants in
  conjunction with line of
  credit financing.........    $   --     $   --   $  1,042  $ 1,042  $    776
                               =======    =======  ========  =======  ========
 Deferred stock based
  compensation.............    $   --     $   --   $  2,174  $   674  $ 80,970
                               =======    =======  ========  =======  ========
 Conversion of convertible
  subordinated notes into
  convertible preferred
  stock....................    $   --     $   --   $    750  $   --   $ 14,000
                               =======    =======  ========  =======  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             ALIGN TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Organization

  Formation and business of the Company

   Align Technology, Inc., (the "Company") was incorporated in April 1997 and is engaged in the development, manufacturing and marketing of the Invisalign System (the "System"), used for treating malocclusion, or the misalignment of teeth. The System uses a series of clear plastic "Aligners" to move the patients' teeth in small increments from their original state to a final treated state. The Company has exited the development stage as of July 2000.

Note 2 Summary of Significant Accounting Policies

  Basis of consolidation

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany transactions have been eliminated in consolidation.

  Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited interim results

   The accompanying interim consolidated financial statements for the nine months ended September 30, 1999 and 2000, together with the related notes, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's results of their operations and their cash flows for the nine months ended September 30, 1999 and 2000. The results of operations for any interim period are not necessarily indicative of the results of operations for the full year.

  Unaudited pro forma stockholders' equity

   If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding at September 30, 2000 will automatically convert into 24,424,350 shares of common stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the balance sheet.

  Fair value of financial instruments

   The carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, short-term investments and accounts payable approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for leases with similar terms, the carrying value of its lease obligations approximates fair value.

                             ALIGN TECHNOLOGY, INC.

  Cash and cash equivalents and restricted cash

   Cash equivalents are stated at cost, which approximates market value. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company invests primarily in money market funds and commercial paper, accordingly, these investments are subject to minimal credit and market risks.

  Restricted cash

   Restricted cash as of December 31, 1999 primarily comprises amounts held on deposit which is required as a collateral for an outstanding Line of Credit (see Note 5) and for security on customer credit card transactions.

   Restricted cash as of September 30, 2000 is primarily comprised of $17.6 million held in escrow for deposits on future advertising (Note 4).

  Marketable securities

   Marketable securities are classified as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Securities" and are carried at fair value. Marketable securities classified as current assets have scheduled maturities of less than one year. Unrealized holding gains or losses on such securities are included in accumulated comprehensive income/(loss) in stockholders' deficit. Realized gains and losses on sales of all such securities are reported in earnings and computed using the specific identification cost method. There were no realized or unrealized gains or losses as of December 31, 1998 and 1999.

   The cost and fair value of available-for-sale securities at December 31, 1998 are as follows (in thousands):

                                                                Cost  Fair Value
                                                               ------ ----------
     Commercial paper......................................... $4,452   $4,452
                                                               ------   ------
                                                               $4,452   $4,452
                                                               ======   ======

   The cost and fair value of available-for-sale securities at December 31, 1999 are as follows (in thousands):

                                                                Cost  Fair Value
                                                               ------ ----------
     Commercial paper......................................... $1,239   $1,239
     Corporate notes..........................................    997      997
     Medium term notes........................................  3,017    3,017
                                                               ------   ------
                                                               $5,253   $5,253
                                                               ======   ======

  Certain risks and uncertainties

   The Company's operating results depend to a significant extent on the Company's ability to market and develop its products. The life cycles of the Company's products are difficult to estimate due in part to the effect of future product enhancements and competition. The inability of the Company to successfully develop and market its products as a result of

                             ALIGN TECHNOLOGY, INC.

competition or other factors would have a material adverse effect on the Company's business, financial condition and results of operations.

   Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company invests excess cash primarily in money market funds of major financial institutions, commercial paper and notes. The Company provides credit to customers in the normal course of business. Collateral is not required for accounts receivable, but ongoing credit evaluations of customers' financial condition are performed. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

   In the U.S., the FDA regulates the design, manufacture, distribution, preclinical and clinical study, clearance and approval of medical devices. Products developed by the Company may require approvals or clearances from the Food and Drug Administration ("FDA") or other international regulatory agencies prior to commercialized sales. There can be no assurance that the Company's products will receive any of the required approvals or clearances. If the Company was denied approval or clearance or such approval was delayed, it may have a material adverse impact on the Company.

   The Company has manufacturing operations located outside the United States. The Company currently relies on its manufacturing facilities in Pakistan to create virtual treatment plans with the assistance of sophisticated software. In addition, the Company relies on third party manufacturers in Mexico to fabricate Aligners and to ship the completed product to the Company's customers. The Company's reliance on international operations exposes it to related risks and uncertainties, including; difficulties in staffing and managing international operations; controlling quality of manufacture; political, social and economic instability; interruptions and limitations in telecommunication services; product and/or material transportation delays or disruption; trade restrictions and changes in tariffs; import and export license requirements and restrictions; fluctuations in currency exchange rates; and potential adverse tax consequences. If any of these risks materialize, the Company's international manufacturing operations, as well as its operating results, may be harmed.

  Inventories

   Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

  Property and equipment

   Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Amortization of leasehold improvements is computed using the straight-line method over the estimated useful lives of the assets, or the remaining lease term, whichever is shorter. Upon sale or retirement, the asset's cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in operations.

  Website development costs

   The Company accounts for website development and related costs in accordance with the AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed

                             ALIGN TECHNOLOGY, INC.

or Obtained for Internal Use." Website development and related costs consist of external and internal costs incurred to purchase and implement the website software and significant enhancements used in the Company's business. Costs incurred in the development of application and infrastructure of the website are capitalized and amortized over the useful life of the website. Website development costs of $35,000 had been capitalized as of December 31, 1999. Amortization of website development costs commenced in April 2000 upon launch of the website.

   Internal and external costs of designing, creating and maintaining website content, graphics and user interface on the website are expensed as incurred and included in the accompanying Statement of Operations in accordance with SOP 98-1.

   There was no other software developed or obtained for internal use or capitalized in the period. No amortization of other software developed or obtained was made in the period ended December 31, 1999.

  Impairment of long-lived assets

   The Company identifies and records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets are less than the carrying amounts of those assets. Recoverability is measured by comparison of the assets carrying amount to future net undiscounted cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. None of these events have occurred with respect to the Company's long-lived assets, which consist primarily of computers and equipment, furniture and fixtures and leasehold improvements.

  Revenue recognition

   Revenue from the Invisalign product and Ancillary product sales are recognized upon receipt of a purchase order and product shipment provided no significant obligations remain and collection of the receivables is deemed probable. Up-front fees received in connection with the Invisalign product are deferred and recognized over the associated product shipments. The costs of producing the ClinCheck treatment plan, which are incurred prior to the production of Aligners, are capitalized and recognized as related revenues are earned. Ancillary product sales consist entirely of dental impression machines. The Company accrues for estimated warranty costs upon shipment of products in accordance with SFAS No. 5, "Accounting for Contingencies." Actual warranty costs incurred have not materially differed from those accrued. The Company's warranty policy is effective for shipped products which are considered defective or fail to meet the product specifications.

   The sales recorded by the Company through September 30, 2000 have had significant losses. The Company estimates its loss on the sale, and records a provision for the entire amount of estimated loss in the period such losses are determined.

                             ALIGN TECHNOLOGY, INC.

  Research and development

   Research and development costs are expensed as incurred.

  Advertising costs

   The cost of advertising is expensed as incurred. For the period from April 3, 1997 (date of inception) to December 31, 1997 and the years ended December 31, 1998 and December 31, 1999, advertising costs totaled none, $31,000 and $1,722,000, respectively.

  Income taxes

   Income taxes are recorded under the liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

  Accounting for stock-based compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

   Under APB 25, compensation expense for grants to employees is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the option's exercise price. SFAS 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosure of the difference between compensation expense included in net loss and the related cost measured by the fair value method is presented in Note 8.

   The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees, or in Conjunction with Selling Goods and Services," and Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan" ("FIN 28").

  Segments

   The Company operates in one segment, using one measurement of profitability to manage its business. There were no export sales.

   The Company maintains two facilities in Pakistan which generate no revenue and are comprised of none and $256,000 of identifiable assets as of December 31, 1998 and 1999, respectively.

  Pro forma net loss per share (unaudited)

   Pro forma net loss per share for the year ended December 31, 1999 and the nine month period ended September 30, 2000 was computed using the weighted average number of shares of common stock outstanding, including the pro forma effect of the automatic conversion of all

                             ALIGN TECHNOLOGY, INC.

of the Company's preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on January 1, 1999 or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute pro forma basic net loss per share of 12,460,000 shares and 19,836,000 shares for the year ended December 31, 1999 and the nine month period ended September 30, 2000, respectively. The calculation of pro forma diluted net loss per share excludes warrants and stock options as their effect would be anti-dilutive.

  Net loss per share

   Basic and diluted net loss per share are computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share excludes potential common stock if their effect is anti-dilutive. Potential common stock consists of common stock subject to repurchase, incremental common shares issuable upon the exercise of stock options and warrants and shares issuable upon conversion of the preferred stock.

   The following is a reconciliation of the numerator (net loss) and the denominator (number of shares) used in the basic and diluted EPS calculations (in thousands, except per share data):

                          Period from
                         April 3, 1997                             Nine Months
                           (date of                              Ended September
                         inception) to  Year Ended   Year Ended        30,
                         December 31,  December 31, December 31, -----------------
                             1997          1998         1999      1999      2000
                         ------------- ------------ ------------ -------  --------
                                                                   (unaudited)
Basic and diluted:
 Net loss available to
  common stockholders...    $ (664)      $(3,775)     $(15,415)  $(8,573) $(97,461)
                            ======       =======      ========   =======  ========
 Weighted-average common
  shares outstanding....     5,558         5,620         5,334     5,318     6,254
 Less: Weighted average
  shares subject to
  repurchase............     4,016         2,778         1,116     1,258       820
                            ------       -------      --------   -------  --------
 Weighted-average shares
  used in basic and
  diluted net loss per
  share.................     1,542         2,842         4,218     4,060     5,434
                            ======       =======      ========   =======  ========
Net loss per share
 available to common
 stockholders...........    $(0.43)      $ (1.33)     $  (3.65)  $ (2.11) $ (17.94)
                            ======       =======      ========   =======  ========
Pro forma basic and diluted:
 Net loss..........................................   $(15,415)           $(53,311)
                                                      ========            ========
 Adjustments to reflect weighted-average effect of
  assumed conversion of preferred stock
  (unaudited)......................................     12,460              19,836
                                                      ========            ========
 Weighted-average shares used in pro forma basic
  and diluted net loss per share (unaudited).......     16,678              25,270
                                                      ========            ========
 Pro forma basic and diluted net loss per share
  (unaudited)......................................   $  (0.92)           $  (2.11)
                                                      ========            ========

                             ALIGN TECHNOLOGY, INC.

   The following table sets forth potential shares of common stock that are not included in the diluted net loss per share because to do so would be anti-dilutive for the periods indicated (in thousands):

                                     Period from
                                    April 3, 1997                 Nine Months
                                      (date of     Year Ended        Ended
                                    inception) to  December 31,  September 30,
                                    December 31,  ------------- ---------------
                                        1997       1998   1999   1999    2000
                                    ------------- ------ ------ ------- -------
                                                                  (unaudited)
Preferred stock (as if
 converted).......................      4,350     11,067 16,253  16,253  24,351
Options to purchase common stock..        195        952  1,285   1,540   4,305
Common stock subject to
 repurchase.......................      3,860      1,779    654     784   1,394
Warrants..........................        --         --     533     533     646
                                        -----     ------ ------ ------- -------
                                        8,405     13,798 18,725  19,110  30,696
                                        =====     ====== ====== ======= =======

  Recent accounting pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative investments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 deferred the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. The Company will adopt SFAS No. 133 during fiscal 2001. To date, the Company has not engaged in derivative or hedging activities.

   In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. In June 2000, the SEC issued SAB 101B, "Second Amendment:
Revenue Recognition in Financial Statements" ("SAB 101B"). SAB 101B deferred the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company has adopted the provisions of SAB 101 and believes that its current revenue recognition is in compliance with the SAB.

   In March 2000, the FASB issued Interpretation No. 44, ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB 25." This interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this interpretation are recognized on a prospective basis from July 1, 2000. The adoption of FIN 44 did not have a material impact on the Company's financial statements.

                             ALIGN TECHNOLOGY, INC.

   In March 2000, the Emerging Issues Task Force reached a consensus on Issue 00-2, Accounting for the Costs of Developing a Web Site ("EITF 00-2"). In general, EITF 00-2 states that the costs of developing a web site should be accounted for under provisions of statement of position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The adoption of the provisions of EITF 00-2 did not have a material effect on the consolidated financial statements of the Company.

Note 3 Balance Sheet Components

   Inventories consist of the following (in thousands):

                                                      December 31, September 30,
                                                          1999         2000
                                                      ------------ -------------
                                                                    (unaudited)
     Raw materials..................................      $ 73         $432
     Finished goods.................................       293          235
                                                          ----         ----
                                                          $366         $667
                                                          ====         ====

   As of December 31, 1998, the Company had no inventory.

   Property and Equipment consist of the following (in thousands):

                                                                  December 31,
                                                                  -------------
                                                                  1998    1999
                                                                  -----  ------
     Computer hardware........................................... $ 524  $1,580
     Clinical equipment..........................................   156   1,537
     Computer software...........................................     9     302
     Furniture and fixtures......................................   129     313
     Leasehold improvements......................................    83     275
                                                                  -----  ------
                                                                    901   4,007
     Less: Accumulated depreciation and amortization.............  (131)   (690)
                                                                  -----  ------
                                                                  $ 770  $3,317
                                                                  =====  ======

   Property and equipment includes $21,400 and $18,957 of assets under capital leases at December 31, 1998 and 1999, respectively. Accumulated amortization of assets under capital leases totaled $4,103 and $9,607 at December 31, 1998 and 1999, respectively.

   Depreciation expense was $16,000, $115,000 and $559,000 for the period from April 3, 1997 (date of inception) to December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

   Accrued and other current liabilities consist of the following (in thousands):

                                                                     December
                                                                        31,
                                                                    -----------
                                                                    1998  1999
                                                                    ---- ------
     Accrued payroll and benefits.................................. $ 33 $  744
     Accrued marketing expenses....................................  --     385
     Accrued loss reserve on product sales.........................  --     351
     Other.........................................................   96    570
                                                                    ---- ------
                                                                    $129 $2,050
                                                                    ==== ======

                             ALIGN TECHNOLOGY, INC.

Note 4 Commitments and Contingencies

  Operating lease

   The Company leases two facilities in Sunnyvale, California expiring in September and December 2000. One lease was paid in its entirety in advance in 1998, and accordingly is being amortized over the life of the lease. Total rent expense was $16,000, $147,000 and $295,000 for the period from April 3, 1997 (date of inception) to December 31, 1997, and for the years ended December 31, 1998 and 1999, respectively. The future minimum lease payments under these noncancelable operating leases for the year ending December 31, 2000 is $622,000.

   In June 2000, the Company entered into a noncancelable operating lease to lease a manufacturing facility in Santa Clara, California. The lease term is for five years, commencing July 1, 2000. The Company paid $1,175,000 security deposit upon execution of the lease.

   In July 2000, the Company entered into an agreement to sublease additional manufacturing space in Santa Clara, California. The lease term begins on July 14, 2000 and expires on August 14, 2002. A security deposit of $184,448 was paid by the Company upon execution of the lease.

   The minimum lease payments under these leases as of September 30, 2000 are $1,450,000, $2,969,000, $2,701,000, $2,264,000, $2,355,000 and $1,177,000 for
the years ended December 31, 2000, 2001, 2002, 2003, 2004 and thereafter, respectively.

  Advertising Commitments

   In May 2000, the Company entered into an escrow agreement between TBWA Chiat/Day, Inc. ("TBWA") and Greater Bay Trust Company ("Escrow Agent"). TBWA has been employed by the Company to procure non-cancellable television and radio media time on behalf of the Company. In consideration of the services provided by TBWA, the Company has agreed to deposit a certain amount with the Escrow Agent for purposes of repaying TBWA. The Company's total commitment will not at any time exceed the total amount held in escrow. At September 30, 2000, the Company had $17,787,000 held in money market funds with the Escrow Agent. This amount has been classified as restricted cash.

  Contingencies

   The Company was involved in a patent infringement proceeding with a plaintiff asserting infringement of two of its patents. On June 30, 2000, the Company entered into a stipulation of dismissal with the plaintiff whereby the plaintiff agreed not to recommence a suit against the Company for two years with respect to the disputed patents. Pursuant to the agreement, if a patent is subsequently issued to the plaintiff and the plaintiff believes the Company is infringing it, then the plaintiff may commence suit after one year from the effective date of the agreement and include in such action claims involving the two previously disputed patents. If any such action is successful, it could result in a significant monetary damages judgment against the Company.

   The Company is subject to claims and assessments from time to time in the ordinary course of business. Management does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company's financial condition.

                            ALIGN TECHNOLOGY, INC.

  Capitalized lease obligations

   The Company is leasing equipment from several leasing companies. Under the terms of the capital lease obligations, which bear interest at 10.155% at December 31, 1998 and December 31, 1999 and expire from May 2000 through October 2001, the Company is responsible for insurance, transportation and support service costs.

   Future minimum payments under capital lease obligations are as follows (in thousands):

     Year Ended December 31,
     -----------------------
       2000................................................................ $ 6
       2001................................................................   4
                                                                            ---
       Minimum lease payments..............................................  10
       Less: Amount representing interest..................................  (1)
                                                                            ---
       Present value of minimum lease payments.............................   9
       Amount due within one year..........................................  (6)
                                                                            ---
       Amount due after one year........................................... $ 3
                                                                            ===

   In February 2000, the Company leased a stereolithography apparatus from Leasing Technologies International, Inc. ("LTI") under a master lease agreement entered into between the Company and LTI in July 1999. Under the terms of the lease, the value of the leased equipment is $729,000 at a borrowing rate of 11.154% per annum. The term of the lease is for 48 months with a bargain purchase option at the end of the lease to purchase the equipment at 15% of the purchase price. Accordingly, the Company has capitalized the leased equipment in accordance with SFAS 13, "Accounting for Leases."

   In May and June 2000, the Company leased two stereolithography machines from 3D Capital Corporation ("3D") under a Master Lease Agreement entered into in September 1999 for a total value of $1,479,000 at a borrowing rate of 6.533% per annum for a period of 60 months. The Company has capitalized these machines in accordance with SFAS 13.

Note 5 Credit Facilities

   The Company had a $450,000 line of credit which expired on March 18, 1999. This line of credit was not drawn against in either the year ended December 31, 1998 or December 31, 1999.

   The Company entered into a line of credit agreement (the "Line") with a financing institution (the "Lender") on April 12, 1999 to make available up to an aggregate principal amount of $5,000,000. The Line is available in minimum advances of $1,000,000 with each advance to be evidenced by a note bearing interest at 12% per annum. The agreement requires that each note shall be payable in 36 monthly installments of principal and interest. The assets of the Company are pledged as collateral for the loan agreement. Under the Line, the Company is required to maintain certain negative and financial covenants, which require, among other things, written consent from the Lender prior to the declaration and payment of dividends and sale of material assets of the Company. The Company did not borrow money under this agreement in 1999. A secured promissory note for the entire $5,000,000 was executed on April 12, 2000. In connection with this Line the Company issued 533,334 warrants to purchase convertible preferred stock (Note 6).

                             ALIGN TECHNOLOGY, INC.

   In July 1999, the Company entered into an agreement with a leasing company for a leasing line of credit of $1,000,000. Amounts borrowed under this agreement bear interest at a rate of 11.154% and are collateralized by leased assets. At December 31, 1999, the Company had not borrowed against this line of credit.

   In September 1999, the Company entered into an agreement with a leasing company for a leasing line of credit of $3,000,000. Amounts borrowed under this agreement bear interest at a rate of 12.00% and are collateralized by leased assets. At December 31, 1999, the Company had not borrowed against this line of credit.

   In January 2000, the Company exercised its right to extend its draw period relating to the Line entered into with the Lender in April 1999 from an original draw expiration date of January 2000 to October 2000. In conjunction with the draw period extension, the Company issued the Lender a warrant to purchase 112,500 shares of the Company's Series C preferred stock at a price of $4.00 per share (Note 6). In April 2000, the Company drew down a total of $5,000,000 against the line. The note was subsequently repaid in full in July 2000.

Note 6 Convertible Preferred Stock

  Convertible preferred stock

   Convertible preferred stock consists of the following (in thousands):

                                                   December 31,
                                                  --------------- September 30,
                                                   1998    1999       2000
                                                  ------- ------- -------------
                                                                   (unaudited)
Series A: 4,350 shares authorized, issued and
 outstanding at December 31, 1998, 1999 and
 September 30, 2000 (unaudited) (liquidation
 preference at September 30, 2000 (unaudited)
 $2,175)........................................  $ 2,164 $ 2,164   $  2,164

Series B: 7,650 shares authorized; 6,717 shares
 issued and outstanding at December 31, 1998,
 1999 and September 30, 2000 (unaudited)
 (liquidation preference at September 30, 2000
 (unaudited) $10,076)...........................   10,059  10,059     10,059

Series C: no shares authorized at December 31,
 1998 and 5,312 shares authorized at December
 31, 1999 and September 30, 2000 (unaudited); no
 shares issued and outstanding at December 31,
 1998 and 5,186 shares issued and outstanding at
 December 31, 1999 and September 30, 2000
 (unaudited) (liquidation preference at
 September 30, 2000 (unaudited) $20,745)........      --   19,490     19,490

Series D: none, none and 9,898 shares authorized
 at December 31, 1998, 1999 and September 30,
 2000 (unaudited), respectively; none, none and
 8,098 shares issued and outstanding at
 December 31, 1998, 1999 and September 30, 2000
 (unaudited), respectively (liquidation
 preference at September 30, 2000 (unaudited)
 $86,038).......................................      --      --      82,177
                                                  ------- -------   --------
                                                  $12,223 $31,713   $113,890
                                                  ======= =======   ========

                             ALIGN TECHNOLOGY, INC.

  Sale of preferred securities

   In May and June 2000, the Company sold 8,097,672 shares of Series D preferred shares for gross proceeds of $86,000,000. Included in the 8,097,672 total shares issued, the Company issued 1,321,202 Series D shares upon the conversion of the Convertible Subordinated Promissory Notes financing (the "Notes") and associated interest as discussed below. The issuance of Series D convertible preferred stock resulted in a beneficial conversion feature, calculated in accordance with Emerging Issues Task Force Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." Accordingly, the Company has recognized $44,150,000 as a charge to additional paid in capital to account for the deemed dividend on the preferred stock as of the issuance date in the September 30, 2000 unaudited interim financial statements. In addition, the Series D preferred shares have certain contingent rights and preferences which, if perfected, could cause the Company to record an incremental beneficial conversion feature charge.

   The Company has accounted for a beneficial conversion feature embedded in convertible subordinated notes (the "Notes") entered into on May 15, 2000. The beneficial conversion feature, amounting to $7,689,000, represents an additional interest yield on the debt which may be converted at any time at the option of the holders into immediately convertible preferred stock. Accordingly, the beneficial conversion feature has been recorded as an immediate charge to interest expense in May 2000. Under the terms of the loan agreement, the Notes, and associated accrued interest, were converted into the Company's convertible Series D preferred stock ("Series D shares") in May 2000. The Company sold the Notes, in the aggregate face amount of $14,000,000, bearing a stated interest rate of 10% per annum and a maturity date one month from the date of issuance.

  Convertible subordinated note

   During 1999, the Company issued $750,000 in convertible subordinated notes payable to certain preferred stockholders. The amount subsequently converted into 187,500 shares of Series C convertible preferred stock at $4.00 per share.

   The rights, preferences and privileges of Series A, Series B, Series C and Series D preferred stock are as follows:

  Voting rights

   Holders of Series A, Series B, Series C and Series D preferred stock are entitled to one vote for each share of common stock into which such shares can be converted. Certain votes, as defined in the Company's Articles of Incorporation, require the approval of at least a majority of Series A, Series B, Series C and Series D preferred stock stockholders. The holders of Series A and Series B preferred stock, voting as separate classes, are each entitled to elect one member to the Company's Board of Directors. Beginning January 1, 2001, the holders of the Series D preferred stock are entitled to elect one member of Align's Board of Directors in the event that the Company has not yet closed an initial public offering of its common stock at that time. The holders of common stock and Preferred Stock, voting together as a single class, are entitled to elect all remaining members of the Board of Directors.

  Dividends

   The holders of Series A, Series B, Series C and Series D preferred stock are entitled to noncumulative dividends, when and if declared by the Board of Directors, in the amount of

                             ALIGN TECHNOLOGY, INC.

$0.04, $0.12, $0.32 and $0.85, respectively, per share per annum, on each outstanding share of Series A, Series B, Series C and Series D preferred stock, subject to certain adjustments. No dividends have been declared or paid as of June 30, 2000.

  Conversion rights

   Shares of Series A, Series B, Series C and Series D preferred stock are convertible into common stock at the option of the holder or automatically upon a public offering of at least $75,000,000 of common stock or upon the written consent of the holders of more than two-thirds of the then outstanding shares of Series A, Series B, Series C and Series D preferred stock. The conversion rate is one share of common stock for one share of preferred stock (subject to certain adjustments). In the event of a sale of common stock below any preferred stock conversion price, such preferred stock conversion price shall be adjusted. In addition, in the event that the Company issues more than 3,331,978 additional shares of common stock, as defined, before the earlier of January 31, 2001, or the effectiveness of a registration statement, the Series D conversion price will be adjusted as of such date. As of September 30, 2000, the Company has issued 274,030 stock options above the 3,331,978 shares as defined above. As a result the Series D stockholders would receive an additional 73,326 shares of common stock upon conversion of the preferred stock.

  Liquidation

   In the event of liquidation or sale of the Company, each class of preferred stock shall be entitled to be paid out of the assets of the Company an amount of $0.50, $1.50, $4.00 and $10.625, respectively, for the Series A, Series B, Series C and Series D, plus all declared but unpaid dividends relating to preferred stock.

   Holders of Series D preferred stock have preference over holders of Series A, Series B, Series C and common stockholders. Holders of Series C preferred stock have preference over holders of Series A and Series B preferred stock and common stockholders. Holders of Series B preferred stock have preference over holders of Series A preferred stock. Holders of Series A preferred stock have preference over common stockholders.

   The remaining assets of the Company shall be distributed among all stockholders on an as-if-converted basis until such time as the Series D preferred stockholders have received $31.875 per share, Series C preferred stockholders have received $8.00 per share, the Series B preferred stockholders have received $4.50 per share and the Series A preferred stockholders have received $2.00 per share. The remaining assets of the Company shall then be distributed ratably to the common stockholders.

   The following events are considered a liquidation: (i) any consolidation, merger or corporate reorganization in which the stockholders immediately prior to such transaction own less than 50% of the Company's voting power immediately after the transaction; or any transaction or series of related transactions in which in excess of 50% of the Company's voting power is transferred and (ii) a sale, lease or other disposition of all or substantially all of the Company's assets.

  Warrants

   In April 1999, in connection with a financing arrangement, the Company issued 533,334 warrants to purchase Series B convertible preferred stock at $1.50 per share. The

                             ALIGN TECHNOLOGY, INC.

warrants are exercisable for a period of ten years from the date of issuance or 5 years from the Company's initial public offering of common stock, whichever is shorter. The aggregate fair value of these warrants of $1,042,000 was calculated using the Black-Scholes pricing method and has been charged to preferred stock warrants. The related amount is being amortized as interest expense over the life of the notes. A total of $984,000 was amortized in 1999.

   In conjunction with the draw period extension, the Company issued the Lender a warrant to purchase 112,500 shares of the Company's Series C preferred stock at a price of $4.00 per share. The warrants are exercisable for a period of ten years from the date of issuance. The fair value of the warrants was calculated using the Black-Scholes pricing method and has been charged to preferred stock warrants and amortized as interest expense over the life of the note. A total of $776,000 was amortized during the nine months ended September 30, 2000 over the total amount discounted from the value of the note of $776,000.

Note 7 Common Stock

  Common stock

   The holders of common stock, voting as a separate class, may elect two members of the Board of Directors. Any additional members of the Board of Directors shall be elected by the holders of common stock and preferred stock voting together as a class.

   The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors subject to the prior rights of holders of all classes of stock having priority rights as to dividends. No dividends have been declared or paid as of September 30, 2000.

  Restricted stock purchase agreement

   The Company has sold shares of its common stock to founders and employees of the Company under agreements which provide for repurchase of the stock by the Company at the stock's original purchase price upon termination of employment. The Company's right to repurchase lapses at any time prior to the earlier of:
(i) three years from date of agreement; (ii) the closing of an "Asset Transfer" or an "Acquisition"; or (iii) the voluntary liquidation, dissolution, or winding up of the Company. At December 31, 1998 and 1999, 1,778,932 and 653,542 shares of common stock, respectively, were subject to repurchase, including 104,516 shares of common stock which were subject to a right of repurchase at the Company's discretion until October 2002.

Note 8 Stock Options

   In April 1997, the Company adopted the 1997 Equity Incentive Plan (the "Plan") under which the Board of Directors may issue incentive and non-qualified stock options to employees, directors and consultants. The Company has reserved 9,709,092 shares of common stock for issuance under the Plan. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and exercise price. Options are to be granted at an exercise price not less than fair market value for incentive stock options or 85% of fair market value for non-qualified stock options. For individuals holding more than 10% of the voting rights of all classes of stock, the exercise

                             ALIGN TECHNOLOGY, INC.

price of incentive stock options will not be less than 110% of fair market value. Options become exercisable and vest on a cumulative basis at the discretion of the Board of Directors but at a rate not less than 20% per year over five years from the date of grant and generally vest at a rate of 25% on the first anniversary and 1/48th each month thereafter. The term of the options is no longer than five years for incentive stock options for which the grantee owns greater than 10% of the voting power of all classes of stock and no longer than ten years for all other options.

   Activity under the Plan is set forth below (in thousands, except per share data):

                                                       Options Outstanding
                                                    --------------------------
                                                            Weighted
                                           Shares           Average
                                          Available         Exercise Aggregate
                                          for Grant Shares   Price     Price
                                          --------- ------  -------- ---------
 Initial shares reserved.................   2,509      --   $   --    $  --
 Options granted.........................  (1,174)   1,174  $0.0093       11
 Options exercised.......................     --      (979) $0.0020       (2)
                                           ------   ------            ------
Balances at December 31, 1997............   1,335      195  $0.0451        9
 Options granted.........................  (1,009)   1,009  $0.1040      105
 Options exercised.......................     --       (92) $0.0543       (5)
 Options cancelled.......................     160     (160) $0.0500       (8)
                                           ------   ------            ------
Balances at December 31, 1998............     486      952  $0.1061      101
 Increase in pool........................   1,600      --       --       --
 Options granted.........................    (737)     737  $0.1953      144
 Options exercised.......................     --      (331) $0.1269      (42)
 Options cancelled.......................      73      (73) $0.1369      (10)
                                           ------   ------            ------
Balances at December 31, 1999............   1,422    1,285  $0.1501      193
 Increase in pool........................   5,600      --       --       --
 Options granted.........................  (4,818)   4,818  $0.8188    3,945
 Options exercised.......................     --    (1,640) $0.4146     (680)
 Options cancelled.......................     158     (158) $0.2531      (40)
                                           ------   ------            ------
Balances at September 30, 2000
 (unaudited).............................   2,362    4,305  $0.7939   $3,418
                                           ======   ======            ======

   The options outstanding and currently exercisable by exercise price at December 31, 1999 are as follows:

                          Options Outstanding and Exercisable
             -------------------------------------------------------------------------------
                                                                                  Weighted
                                                                                   Average
                                         Number                                   Remaining
                                       Outstanding                               Contractual
             Exercise                      and                                      Life
              Price                    Exercisable                                 (Years)
             --------                  -----------                               -----------
              $0.05                         324                                     8.38
               0.15                         808                                     9.20
               0.30                          88                                     9.65
               0.40                          65                                     9.81
                                          -----
                                          1,285
                                          =====

                             ALIGN TECHNOLOGY, INC.

   The options outstanding and currently exercisable by exercise price at September 30, 2000 are as follows (unaudited) (in thousands, except per share data):

                          Options Outstanding and Exercisable
             -------------------------------------------------------------------------------
                                                                                  Weighted
                                                                                   Average
                                         Number                                   Remaining
                                       Outstanding                               Contractual
             Exercise                      and                                      Life
              Price                    Exercisable                                 (Years)
             --------                  -----------                               -----------
             $0.05                          116                                     7.72
              0.15                          360                                     8.59
              0.30                           62                                     8.91
              0.40                        1,084                                     9.54
              1.07                        2,683                                     9.96
                                          -----
                                          4,305
                                          =====

   The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." Had compensation cost for the Incentive Stock Plan been determined based on the fair value at the grant date for awards during 1997, 1998 and 1999, consistent with the provisions of SFAS No. 123, the Company's pro forma net loss and pro forma net loss per share would have been as follows (in thousands, except per share amounts):

                                                Period from
                                               April 3, 1997
                                                 (date of      Years Ended
                                               inception) to   December 31,
                                               December 31,  -----------------
                                                   1997       1998      1999
                                               ------------- -------  --------
   Net loss, as reported.....................     $ (664)    $(3,775) $(15,415)
   Net loss, pro forma.......................     $ (664)    $(3,777) $(15,519)
   Net loss per share, as reported, basic and
    diluted..................................     $(0.43)    $ (1.33) $  (3.65)
   Net loss per share, pro forma, basic and
    diluted..................................     $(0.43)    $ (1.33) $  (3.68)

   Such pro forma disclosure may not be representative of future compensation cost because options vest over several years and additional grants are anticipated to be made each year.

   The value of each option grant is estimated on the date of grant using the minimum value method with the following weighted assumptions:

                                          Period from
                                         April 3, 1997
                                           (date of          Years Ended
                                         inception) to      December 31,
                                         December 31,  ------------------------
                                             1997         1998         1999
                                         ------------- -----------  -----------
   Risk-free interest rate..............     6.11%     4.22 - 5.63% 4.91 - 6.03%
   Expected life........................    5 years      5 years      5 years
   Expected dividends...................       0%           0%           0%

   Volatility was not included in the calculation of the fair value of options grants as the Company's equity securities are not publicly traded.

                             ALIGN TECHNOLOGY, INC.

   The weighted average per share fair values of options granted during the period from April 3, 1997 (date of inception) to December 31, 1997, and the years ended December 31, 1998 and 1999 were $0.03, $0.06 and $3.285, respectively.

  Stock-based compensation

   During the years ended December 31, 1998 and 1999, the Company recorded unearned stock-based compensation for the excess of the deemed fair market value over the exercise price at the date of grant of none and $1,772,000, respectively, related to options granted to employees. The Company has recorded additional unearned stock-based compensation of $73,602,000 related to options issued to employees to purchase common stock issued through September 30, 2000. The compensation expense is being recognized over the option vesting period of four years using the straight-line method. For the period from April 3, 1997 (date of inception) to December 31, 1997 and the years ended December 31, 1998 and 1999, the Company recorded amortization of stock-based compensation of none, none and $267,000, respectively, in connection with options granted to employees.

   During the years ended December 31, 1998 and 1999, the Company recorded unearned stock-based compensation of none and $402,000, respectively, related to options granted to consultants. For options granted to consultants, the Company determined the fair value of the options using the Black-Scholes pricing model. The Company has recorded additional unearned stock-based compensation of $7,368,000 related to options issued to consultants to purchase common stock issued through September 30, 2000. The compensation expense is being recognized over the option vesting period of four years, using the method presented by FIN 28. For the period from April 3, 1997 (date of inception) to December 31, 1997 and the years ended December 31, 1998 and 1999, the Company recorded amortization of stock-based compensation of none, none and $127,000, respectively, in connection with options granted to consultants.

   Amortization of deferred stock compensation has been allocated to cost of revenue, sales and marketing, general and administrative and research and development expenses as follows (in thousands):

                                        Period from
                                       April 3, 1997               Nine Months
                                         (date of    Years Ended      Ended
                                       inception) to December 31, September 30,
                                       December 31,  --------------------------
                                           1997       1998  1999  1999   2000
                                       ------------- ------ -------------------
                                                                   (unaudited)
   Cost of revenue....................     $ --      $  --  $  80 $  21 $ 1,339
   Sales and marketing................       --         --    111    50   1,461
   General and administrative.........       --         --    106    46   3,374
   Research and development...........       --         --     97    70   1,729
                                           -----     ------ ----- ----- -------
                                           $ --      $  --  $ 394 $ 187 $ 7,903
                                           =====     ====== ===== ===== =======

  Accelerated Vesting

   During the nine month period ended September 30, 2000, the Company accelerated the vesting of options to an employee in connection with a severance package. The acceleration

                             ALIGN TECHNOLOGY, INC.

was accounted for in accordance with FIN 44 as a one time charge to the statement of operations. The change was equal to the intrinsic value difference between the exercise price of the accelerated options and the fair value of the common stock on the date of acceleration.

Note 9 Income Taxes

   No provision for federal or state income taxes has been recorded for the years ended December 31, 1998 and 1999 as the Company incurred net operating losses.

   Deferred tax assets and liabilities consist of the following (in thousands):

                                                                 Year Ended
                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Deferred tax assets:
     Start-up costs........................................... $ 1,014  $ 2,514
     Net operating loss carryforwards.........................     695    3,968
     Research and development credit..........................     219      606
     Other....................................................      (4)     181
                                                               -------  -------
       Deferred tax assets....................................   1,924    7,269
       Less: Valuation allowance..............................  (1,924)  (7,269)
                                                               -------  -------
         Net deferred tax asset............................... $   --   $   --
                                                               =======  =======

   Due to the uncertainty surrounding the realization of favorable tax attributes in future tax returns, the Company has placed a valuation allowance against all of its net deferred tax assets. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced. The valuation allowance increased by $1,635,000 and $5,345,000 during 1998 and 1999, respectively.

   At December 31, 1998 and 1999, the Company had federal and state net operating loss carryforwards of approximately $10,500,000 and $1,700,000, respectively, available to offset future regular and alternative minimum taxable income. The Company's federal and state net operating loss carryforwards will begin to expire in 2017 for federal purposes and 2005 for state purposes if not utilized.

   At December 31, 1998 and 1999, the Company had federal and state research and experimentation tax credit carryforwards of approximately $219,000 and $606,000, respectively, available to offset future income tax liabilities. The Company's federal research and experimentation credit will begin to expire in 2017.

   The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a Company. If the Company should have an ownership change, as defined by the tax law, utilization of the carryforwards could be restricted.

Note 10 Employee Benefit Plan

   In January 1999, the Company adopted a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be

                             ALIGN TECHNOLOGY, INC.

made at the discretion of the Board of Directors. There have been no contributions by the Company since the inception of the plan.

Note 11 Subsequent Events:

  Initial Public Offering

   In September 2000, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is closed under the terms presently anticipated, all of the convertible preferred stock outstanding will automatically convert into shares of common stock on a one-for-one basis. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the balance sheet.

  Stock Split

   On January 4, 2001, the Company's Board of Directors approved a 2 for 1 stock split. All common and preferred stock and per share amounts for all periods presented in the accompanying financial statements have been restated to reflect the stock split.

  Loan to Officer

   In September 2000, the Company issued a loan in the amount of $95,000 at a rate of 6% per annum to the Company's Vice President of Corporate Strategy. The loan is due on demand, but in no event later than September 19, 2001. However, the Company plans to forgive the loan over the period and record compensation expense as long as the officer remains employed with the Company during the period.

  Employee Notes Receivable

   In November through December 2000, the Company loaned $1,790,948 to certain employees and officers for the exercise of incentive stock options. All of the full recourse notes accrue interest at 9.5% and are due on the second anniversary of the issuance date. The notes are secured by the shares of common stock held by the employees and their personal guarantee.

  Sale of Preferred Securities

   In October 2000, the Company sold 1,437,380 additional shares of Series D preferred stock for gross proceeds of $15.3 million. The issuance of Series D convertible preferred stock resulted in a beneficial conversion feature of $6.3 million, calculated in accordance with Emerging Issues Task Force Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." Accordingly, the Company will recognize a charge to additional paid in capital to account for the deemed dividend on the preferred stock as of the issuance date in its third fiscal quarter of 2000. In addition, the Series D preferred shares have certain contingent rights and preferences which, if perfected, could cause the Company to record an incremental beneficial conversion feature charge.

                             ALIGN TECHNOLOGY, INC.

 Stock Option Grants

   From October 1, 2000 through January 4, 2001, the Company granted 1,243,300 options to purchase common stock under its 1997 Plan, and additional grants outside of the 1997 Plan and subject to stockholder approval of options to purchase 1,000,000 shares, at an exercise price of $15, to each of the Company's Chief Executive Officer and President. The options granted under the 1997 Plan were issued at an exercise price of $1.07 per share, and as a result the Company will record deferred stock compensation of approximately $17,297,516.

  Conversion Rights

   In accordance with the Company's certificate of incorporation, as amended in connection with the Series D preferred stock sale, as of January 4, 2001, because the Company has issued 3,426,514 shares of common stock in excess of the 3,331,978 shares of common stock permitted, as defined in the certificate of incorporation, the Company will be required to issue an additional total number of 1,153,330 shares of common stock upon the conversion of the preferred stock.

   In addition, the additional shares issued as per above will result in a beneficial conversion feature, calculated in accordance with EITF No. 98-5. Accordingly, the Company will recognize a deemed dividend on this additional common stock based on the fair value of the common stock at the commitment date.

  2001 Stock Incentive Plan

   On January 4, 2001, the Board of Directors adopted the 2001 Stock Incentive Plan (the "2001 Plan"). The 2001 Plan, which will terminate no later than 2011, provides for the granting of incentive stock options, nonstatutory stock options and restricted stock purchase rights and stock bonuses to employees, and consultants.

   A total of 8,000,000 shares of common stock have been authorized for issuance under the 2001 Plan. At the date of the stockholders' meeting in 2001, and annually thereafter, the authorized shares will automatically be increased by a number of shares equal to the least of:

  . 5% of the then outstanding shares of common stock on a fully-diluted basis;

  .  3,000,000 shares; or

  .  a lesser number of shares determined by the Board of Directors.

  Employee Stock Purchase Plan

   On January 4, 2001, the Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"), authorizing the issuance of 1,500,000 shares of common stock pursuant to purchase rights granted to in the United States employees.

   At the date of the stockholders' meeting in 2001, and annually thereafter, for a period of 20 years, the share reserve will automatically be increased by a number of shares equal to the least of:

  . 3.0% of the then outstanding shares of common stock on a fully diluted basis;

  .  1,500,000 shares; or

  .  a lesser number of shares determined by the Board of Directors.

                             ALIGN TECHNOLOGY, INC.

   The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. As of the date hereof, no shares of common stock have been purchased under the Purchase Plan.

   The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which stock is purchased under the purchase plan is equal to 85% of the fair market value of the common stock on the first day of the offering period of 85% of the fair market value on the subsequent designated purchase dates, whichever is lower. The initial offering period will commence on the effective date of the offering.

Inside back page:

Middle top of page: Caption: "Which of these people is wearing Invisalign?"
Graphic: Top of page is a series of four pictures of people smiling.

Center of page: Caption: "They all are."

Center third of page: Graphic: three pictures of woman placing an Aligner on her teeth.

Bottom right corner: Align mark; Invisalign mark

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Special Note Regarding Forward-Looking Statements and Industry Data......  15
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  26
Management...............................................................  40
Certain Transactions.....................................................  54
Principal Stockholders...................................................  57
Description of Capital Stock.............................................  60
Shares Eligible for Future Sale..........................................  64
Underwriting.............................................................  66
Legal Matters............................................................  69
Experts..................................................................  69
Where You Can Find Additional Information................................  69
Index to Financial Statements............................................ F-1

Until February 19, 2001 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

--------------------------------------------------------------------------------


  [LOGO OF ALIGN TECHNOLOGIES, INC.]

  10,000,000 Shares

  Common Stock



  Deutsche Banc Alex. Brown
  Bear, Stearns & Co. Inc.
  JP Morgan
  Robertson Stephens


   Prospectus

   January 25, 2001